Exhibit 99.3

KINROSS

2025 MANAGEMENT INFORMATION CIRCULAR

2025 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

KINROSS GOLD CORPORATION

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength.
OUR CORE VALUES	Putting people first.	Outstanding corporate citizenship.	High performance culture.	Rigorous financial discipline.

STABLE PRODUCTION PROFILE • Portfolio of mines produced 2.1 million Au eq. oz. in 2024 • Delivered record attributable free cash flow1 of $1.3 billion in 2024 • Sizeable reserve base	DIVERSIFIED ASSET BASE • >50% of production from two top tier assets*, Tasiast and Paracatu • Americas region accounts for ~71% of production	INVESTMENT GRADE BALANCE SHEET • Total liquidity1 of ~$2.3 billion in 2024 • Repaid $800 million in debt in 2024 • Disciplined capital allocation strategy and competitive dividend	ROBUST PROJECT PIPELINE • Great Bear is a world-class development project in Canada • Extensive brownfield and Minex exploration effort across all jurisdictions	COMMITTED TO MINING RESPONSIBLY • Consistent top performer in sustainability • Advancing toward 30% reduction in GHG emissions intensity by 2030

Kinross Operations and Projects

Fort Knox, U.S.A.
Manh Choh, U.S.A.
Great Bear, Canada
Toronto, Canada
Curlew, U.S.A.
Bald Mountain, U.S.A.
Round Mountain, U.S.A.
Tasiast, Mauritania
Paracatu, Brazil
La Coipa, Chile
Lobo-Marte, Chile
Operations
Development Projects
Head Office

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

** Top tier defined as assets with Life of Mine (LOM) into the next decade and annual production averaging greater than 500 koz. and AISC < $1,000/oz. (2025 nominal dollars).*

All figures in this report are in U.S. dollars unless otherwise stated.

1. See Key Terms on page 4.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Notice of 2025 Annual Meeting of Shareholders
May 7, 2025 | 10:00 a.m. (EDT) Virtual only meeting via live audio webcast Webcast link: https://meetings.lumiconnect.com/400-211-583-597 Meeting ID: 400-211-583-597 Password: kinross2025

Dear Kinross Shareholders,
We invite you to attend Kinross’ 2025 annual meeting of shareholders (the meeting). At the meeting, shareholders will:
•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2024 and the report of the auditors

•
Elect directors

•
Appoint the auditors and authorize the directors to fix their remuneration

•
Consider an advisory resolution on Kinross’ approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2025 Management Information Circular (the circular) for the meeting which provides additional information relating to the above items for consideration at the meeting. See “Business of the Meeting” beginning on page 24.
Why a virtual only meeting?
Kinross has decided to hold this year’s meeting virtually via a live audio webcast so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Advancements in conferencing technology have made it possible to hold virtual meetings with greater reliability, cost efficiency and even higher levels of shareholder participation than in previous years. Virtual meetings continue to be a pragmatic and environmentally friendly alternative to physical meetings.
Accessing the virtual only meeting
Shareholders will not be able to attend this year’s meeting in person.
Registered shareholders as of March 12, 2025 and duly appointed proxyholders will be able to attend the meeting, submit questions and vote, all in real time, by connecting to the meeting via the internet at: https://meetings.lumiconnect.com/400-211-583-597 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone using the most updated version of the applicable software plugins. Please note that the virtual meeting platform is not supported on Internet Explorer.
Registered shareholders may access the meeting using the unique control number on their form of proxy.
Non-registered (beneficial) shareholders must first appoint themselves as proxyholders and register with our transfer agent, Computershare Investor Services Inc., by following the instructions in the Circular and on the form of proxy or voting instruction form. Beneficial shareholders who have not duly appointed themselves as proxyholder and registered with our transfer agent will be able to attend the meeting as guests, but guests will not be able to vote or ask questions at the meeting.
Any shareholder that wishes to appoint a person other than the named proxyholders (as defined in the circular) identified on the form of proxy or voting instruction form (including a non-registered (beneficial) shareholder who wishes to appoint themselves to attend and vote at the meeting) must carefully follow the instructions in the Circular and on the form of proxy or voting instruction

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	1

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
form. These instructions include the important additional step of registering with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form but prior to the meeting. You must follow these instructions carefully if you wish, or your proxyholder, including a non-registered (beneficial) shareholder, wishes to attend and vote at the meeting during the live webcast, as the steps for doing so are different than for an in-person meeting. You must register your proxyholder with our transfer agent prior to May 5, 2025 at 10:00 a.m. (Toronto time).
Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 16 to 22 of the Circular.
Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting. For technical assistance during the meeting, please email: support-ca@lumiglobal.com.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-888-492-6160.
How do I vote in advance?
If you intend to follow the instructions to attend and vote at the meeting, you can vote at the meeting. Regardless, we encourage you to vote in advance of the meeting to ensure your vote is counted at the meeting — our goal is to secure as large a representation as possible of shareholders at the meeting. You may vote in advance by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote. In order to be valid, your vote must be received on or before 10:00 a.m. (Toronto time) on May 5, 2025.
Telephone Voting Vote by calling the toll-free number shown on the form of proxy or voting instruction form

Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting Complete the form of proxy or voting instruction form and return it in the envelope provided
Your vote is important to us. Holders of common shares at the close of business on March 12, 2025 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Information About Voting on pages 16 to 22 in the Circular.
By order of the board of directors
Lucas R. Crosby
Corporate Secretary
March 11, 2025, Toronto, Canada

If you have any questions relating to the meeting, please contact the company’s shareholder advisor and proxy solicitation agent Kingsdale Advisors, by telephone at 1-866-851-3217 (toll-free in North America) or 437-561-5016 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	3

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Terms
Attributable
Attributable includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures.
Attributable AISC
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio used by management to better understand the cost of sustaining gold production. Non-GAAP ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of this non-GAAP ratio, refer to Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024, which section is incorporated by reference herein and as filed on the Company’s website www.kinross.com, on SEDAR+ at www. sedarplus.ca and on EDGAR at www.sec.gov.
Attributable Free Cash Flow
Attributable free cash flow is a non-GAAP financial measure calculated as net cash flow from operating activities less attributable capital expenditures and non-controlling interest included in net cash flow from operating activities. Non-GAAP measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of this non-GAAP measure, refer to Section 11 — Supplemental Information of Kinross’ MD&A for the year ended December 31, 2024, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
ARC
Audit and risk committee of the board of directors.
Auditors
KPMG LLP of Toronto, Ontario.
Board
The board of directors of Kinross Gold Corporation.
CEO
Chief Executive Officer.
CGNC
Corporate governance and nominating committee of the board of directors.
Circular
This 2025 Management Information Circular.
Code
Kinross’ Code of Business Conduct and Ethics.
Comparator Group
Agnico Eagle Mines Ltd. (AEM), Alamos Gold Inc. (AGI), AngloGold Ashanti Limited (AU), B2Gold Corporation (BTO), Barrick Gold Corporation (ABX), Cameco Corporation (CCO), Endeavour Mining PLC (EDV), Evolution Mining LTD (ASX), First Quantum Minerals Limited (FM), Gold Fields Limited (GFI), Lundin Mining Corporation (LUN), Newmont Corporation (NEM), Northern Star Resources LTD (NST), Pan American Silver Corp. (PAAS), SSR Mining Inc. (SSRM), and Teck Resources Limited (Teck/B).
CRTC
Corporate responsibility and technical committee of the Kinross board of directors.
DSUs
A deferred share unit is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board.
Four Point Plan (4PP) and First Priorities
4PP measures company performance for employees under the global compensation plan. The first of these “four points” is “First Priorities”, which includes performance against specific targets for leading and lagging sustainability indicators in areas of health and safety, environmental and community relations performance, as well as broader sustainability-related initiatives. Other measures in the 4PP include financial and operational metrics, building for the future such as exploration and capital projects, and continuous improvement and innovation. Employees are also assessed against site-specific objectives.
HRCC
Human resources and compensation committee of the board of directors.
IFRS
International Financial Reporting Standards as issued by the International Accounting Standards Board.
Independent Directors
Members of the board of directors who have no direct or indirect material relationship with Kinross.
Kinross Gold and Kinross
Kinross Gold Corporation governed by the Business Corporations Act (Ontario) and headquartered in Toronto, Canada.
LTI
Long-term incentive, the component of  “at risk” compensation used to align executive interests with Kinross’ long-term strategy and the interests of shareholders.
Meeting
The Annual Meeting of Shareholders to be held virtually on May 7, 2025.
NEO
Named Executive Officer(s).
NYSE
New York Stock Exchange.
Production Cost of Sales per Equivalent
Ounce Sold
Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.
RSUs
Restricted share units are equity-settled or cash-settled awards under the company’s long-term incentive plan granted to eligible employees.
RPSUs
Restricted performance share units are equity-settled restricted share units with a performance element and part of the company’s long-term incentive plan.
SEC
U.S. Securities and Exchange Commission.
Senior Leadership Team (SLT)
Kinross’ executive team: J. Paul Rollinson, Chief Executive Officer; William D. Dunford, Senior Vice-President, Technical Services; Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer; Geoffrey P. Gold, President; Kathleen Grandy, Senior Vice-President, Human Resources; Ben Little, Senior Vice-President, External Affairs; Claude J.S. Schimper, Executive Vice-President and Chief Operating Officer; Ryan Latinovich, Executive Vice-President, Corporate Development; David Shaver, Senior Vice-President, Investor Relations and Communications.
Shareholder Rights Plan
Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. adopted on March 15, 2018 and reconfirmed by the shareholders on May 8, 2024.
Shares Outstanding
The total number of common shares in Kinross Gold Corporation, each carrying a weight of one vote per common share.
STI
Short-term incentive, the component of  “at risk” compensation linked to the annual performance of the Company.
Total Liquidity
Total liquidity is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the company’s credit facilities (as calculated in Section 6 — Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2024).
Transfer Agent
Computershare Investor Services Inc.
TSR
Total shareholder return is a measure of the performance of the company’s stock and the related outcome to shareholders.
TSX
Toronto Stock Exchange.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Letter to Shareholders
Operational Performance
2024 was another year of strong operational performance. We delivered on our market commitments and all key guidance metrics for the year capitalizing on record gold prices.
Our two cornerstone mines, Tasiast in Mauritania and Paracatu in Brazil were our top performing assets. They produced more than 50% of our total production of 2.1 million Au eq. oz. Tasiast excelled with record throughput, production and cash flow. Paracatu production exceeded 500,000 ounces of gold for the seventh consecutive year. In Chile, we delivered on full year production guidance as work continued on long term optimization of the mill. In the United States, first gold was poured from Manh Choh ore at Fort Knox.
Balance Sheet Strength
Kinross’ investment-grade balance sheet improved significantly in 2024. We generated record attributable free cash flow1 of  $1.3 billion and finished the year with total liquidity2 of  $2.3 billion. We also paid down $800 million of debt in 2024 and, as of February 10, 2025, fully repaid the $1 billion term loan used to acquire the Great Bear project.
Growth Pipeline
Kinross’ development projects continue to advance and show strong potential to enhance our future production profile. Great Bear in Canada achieved several significant milestones in 2024 with the release of the robust Preliminary Economic Assessment (PEA) in September and the start of early works in the fourth quarter for the Advanced Exploration Program (AEX).
In the United States, at Bald Mountain, we converted approximately 1 million oz. of mineral resources to reserves which, coupled with the receipt of a key permit, resulted in the decision to proceed with mining at our Redbird pit. At Round Mountain, the Company also made significant progress on the Phase X underground exploration project.
For the Lobo-Marte project in Chile, a dedicated project team has been appointed, and we are progressing baseline studies to support the Environmental Impact Assessment.

Catherine McLeod-Seltzer
Chair of the Board

Dear Shareholders,
On behalf of the Board, I am pleased to report that 2024 was another excellent year for Kinross with reliable and consistent performance that met guidance once again. With record free cash flow1, we continued to strengthen our balance sheet by paying down significant debt. We also advanced our growth projects to ensure a strong future for the Company. As a result, we are well positioned to deliver another impressive year in 2025.
2024 in Review
Shareholder Returns
The Company remains focused on generating returns for our shareholders. In 2024, Kinross returned approximately $150 million to shareholders through its dividend program. Both long and short-term shareholder returns increased significantly, with three-year total shareholder return (TSR) of 95% and one-year TSR of 69%, exceeding the S&P TSX Gold Index.
1.
Free cash flow is equal to attributable free cash flow, which is a non-GAAP measure and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides investors with the ability to better evaluate Kinross’ underlying performance. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121.

2.
“Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2024).

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Sustainability and Responsible Mining
Kinross remains focused on responsible mining and the Company is continually striving to meet or exceed evolving Sustainability commitments and reporting standards.
Our value of Putting People First is demonstrated in our commitment to health and safety. To further strengthen our culture of safety, we worked with our employees to update our health and safety guiding principles. Building on those principles, we launched the Safety Excellence Program that is empowering our employees and business partners to take ownership of safety.
The Company continues to make progress on the Climate Change Strategy we introduced in 2022, and we remain on track to reduce emissions intensity by 30% compared to 2021 baseline emissions. This year we completed 19 energy efficiency projects, including haul route optimization, switching from diesel to electric generators, incorporating electric buses and other initiatives.
In 2024, the Company spent approximately $2.5 billion on goods and services in our host countries and made approximately $13 million of monetary and in-kind contributions through site investments and corporate contributions. This included donating to flood relief aid to communities in both Mauritania and Brazil. Ninety-nine percent of our workforce, including 89% of management roles, are hired from within our host countries.
Kinross maintained its strong sustainability scores across various sustainability ratings and was also named to the S&P 2025 Global Sustainability Yearbook for the 12th time since 2012. In addition, Kinross was the top ranked gold mining company and top 10% overall in The Globe and Mail’s annual ‘Board Games’ governance rating.
We were proud to see Kinross rank 34th in the large Company category on the list of Brazil’s Best Places to Work, out of 527 companies that registered to participate in the industry ranking. And for the seventh consecutive year, Kinross was named one of the Greater Toronto Area (GTA’s) Top Employers.
As a Board we are focused on delivering value through a mix of skills and experience, diversity, director independence and succession planning. As we continue our commitment to refreshing the Board, we welcomed George Paspalas and George Albino as new Board members. Since 2019 we have welcomed six new Board members as part of our commitment to keep our Board refreshed and enriched by new ideas and perspectives.
Engaging with shareholders on a regular basis has become an important part of our business. We seek to better understand the topics concerning our shareholders, especially with respect to sustainability priorities, governance and compensation policies.

Employees from across the Company all contributed to Kinross’ strong performance in 2024.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Kinross earned strong shareholder approval for its compensation program and practices with over 93% support for its ‘Say on Pay’ vote in 2024. I encourage you to read the letter from George Paspalas, who serves as the Chair of Kinross’ Human Resources and Compensation Committee (HRCC) on page 57. This letter provides an overview of key executive compensation decisions based on our successful 2024 performance.
Looking Ahead
With a three-year outlook of producing 2.0 million ounces of gold annually, the Company is well positioned for the future.
In 2025, the Company’s focus will continue to be on cost control, capital discipline and delivering on operational guidance.
The Board continues to be very pleased with Kinross’ senior leadership team performance. They remain focused on achieving our strategic goals, which are underpinned by our core principles of operational excellence, quality over quantity, disciplined capital allocation, and balance sheet strength. As a Board we believe this approach allows us to deliver long-term value for our shareholders.
We encourage you to exercise your right to vote on the items for consideration at our Annual Meeting of Shareholders. You may vote in advance of the meeting, during the virtual meeting, or by proxy, using the methods described in this circular.
Farewell
After 20 years of serving on the Board, including the last six years as Chair, I will not be standing for re-election at the meeting. Over my tenure with Kinross, I am extremely proud of what the Company and our Board has accomplished.
When I joined the Board, Kinross was producing approximately 1.6 million Au eq. oz. per year and today production has grown to over 2 million Au eq. oz., while at the same time strengthening our core assets and growth projects for the future.
My time with the Company has been filled with significant milestones and transformative changes. Some of the accomplishments I am most proud of include the acquisition of the Great Bear project, championing diversity at all levels of the Company, implementing a results-based focus on sustainability performance, and maintaining a dedicated focus on debt reduction and returning capital to our shareholders.
I want to thank my fellow Board members for working collaboratively and continuing to challenge each other. I also want to thank the senior leadership team for helping the Company achieve new levels of success. I am confident the senior leadership team and the Board will continue to deliver value for our shareholders. As well, I am gratified to pass the responsibilities to your new Chair, Kelly Osborne who I know will lead Kinross with integrity and vigor given his deep mining industry leadership experience as both an operator and a senior executive.
On behalf of the Board, I want to thank shareholders for your continued support. To our global employees, thank you for your dedication and hard work and for prioritizing safety every day to help us deliver on our strategic goals.
Sincerely,
Catherine McLeod-Seltzer
Chair of the Board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2024 Sustainability Highlights
Kinross’ strong record of sustainability performance continued in 2024. With a robust governance framework and a focus on our foundational priorities, we made progress across our three pillars of sustainability, Workforce and Communities, Natural Capital, and Climate and Energy.
Our steadfast commitment to First Priorities contributed to solid performance on the ground across all areas of health and safety, environment and in our communities. We continued to evolve our sustainability reporting strategy to keep pace with evolving regulatory frameworks and the expectations of our stakeholders. Our goal remains unchanged — to be a partner of choice for our employees, communities, Indigenous Peoples, investors, governments, suppliers, and broader stakeholders.
As a measure of performance, we maintained strong rankings and ratings with external entities. Kinross was the top scoring gold mining company in The Globe and Mail’s annual corporate governance ranking with a score of 93 points, an increase by four points from 2023, ranking in the top 10% of Canadian companies overall. Our S&P Corporate Sustainability Score (CSA) for 2024, which was in the top 15% of our industry, resulted in Kinross’ inclusion in the S&P Global Sustainability Yearbook 2025. Our relative performance across other sustainability ratings is consistently strong within the mining and metals sector. Kinross was also recognized with a 2024 award for Business Achievement in Sustainability by the Canadian Council for the Americas.

(Left) Kinross’ Bald Mountain site is a recognized industry leader for its successful concurrent reclamation program. Pictured here is one view of the Nevada-based site. (Right) Over 12,000 people have completed the Safety Excellence program since 2023. Pictured here is one cohort of participants from the Corporate Office who completed the training in 2024.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ROBUST CORPORATE GOVERNANCE

Top 10%	6	7 Years
Standing in The Globe and Mail’s annual survey of Canadian corporate governance	New directors since 2019 as part of active board refresh program	Average director tenure for the third consecutive year
WORKFORCE AND COMMUNITIES

84%	99%	22%
Of our employees and business partners completed safety excellence training	Of employees hired from within host countries, including ~89% of management	Female employees across all management positions; the highest to date for Kinross

14%	7th	~$2.5 billion
Female employees at Kinross	Consecutive year as one of Greater Toronto’s Top Employers	Spent on goods and services in our host countries

~770,000	~$13 million	>550
Beneficiaries of Kinross’ more than 400 community programs company-wide	In monetary and in-kind social investments in host communities and corporate contributions	Local businesses in host communities provided goods and services to Kinross
NATURAL CAPITAL

9	74%	100%	2 Awards
Active tailings facilities; maintained 32-year record of zero reportable tailings incidents	Water recycle rate across our operations. All of our operating sites recycle process water	Operating sites have developed water balance models and met their water supply inventory targets	For leadership in concurrent reclamation at Bald Mountain in the past two years
CLIMATE AND ENERGY

19 Projects	150	100%
To improve energy efficiency, providing 15 million litres in fuel and $13 million in cost savings	Top suppliers were engaged in our Scope 3 emissions outreach representing 83% of 2023 spend	Of operations sourced part of their electrical power from renewable sources
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Engaging our Shareholders
Shareholder engagement plays an important role in our approach to executive pay to ensure our compensation policies remain aligned with the interests of
Kinross and its shareholders. In 2024, we conducted our 11th annual shareholder outreach, contacting our 30 largest shareholders (representing approximately 50%
of our issued and outstanding shares) to offer meetings to discuss compensation, governance and sustainability matters.

30 largest shareholders Were contacted (excluding broker dealers) holding approximately 50% of our issued and outstanding shares	11th year Of Kinross’ annual shareholder outreach program	93% Shareholder support in 2024 with support averaging 90% over the last ten years
We appreciate the time our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. Since the start of our shareholder engagement program, shareholder feedback has helped shape our compensation and governance programs. As a result, shareholder support has been strong for our executive compensation program and practices, reaching over 93% in 2024 and averaging 90% over the last ten years.
Recent changes include: increasing the CEO’s share ownership requirements from five to six times salary beginning in 2023; increasing the weighting on the company performance score in the executive STI plan from 60% to 75% in 2023; and increasing the weighting on the sustainability category of the executive STI plan from 20% to 25% in 2022.
More details can be found on Shareholder Engagement and Say on Pay on page 61.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Governance

Recognized as the highest-ranking gold mining company in The Globe and Mail’s annual corporate governance survey.	Board met five times, with the board meeting independent of management at all meetings.

40% of our 2024 board members are members of designated diversity groups.	Average tenure is 7 years, with 3 directors with less than 5 years.
2024 Corporate Governance at a Glance

			pg
Board Composition		•
Size of board	10
Independent directors	9
Average age of board	63
Average tenure of board (number of years)	7
Separate Chair/CEO	yes		126
Number of women	3		131
Number of men	7		131
Committee Independence
Audit and risk	100%	•
Human resources and compensation	100%	•
Corporate governance and nominating	100%	•
Corporate responsibility and technical	100%	•
Requirements and Assessments
Term limit for directors1	yes		137
Director stock ownership requirements	yes		43
Annual review of director independence	yes		144
Annual board and committee evaluations	yes		130
Annual director evaluations	yes		130
			pg
Voting
Annual director elections	yes
Majority voting for directors	yes		24
Annual vote on executive compensation	yes		61
Policies and Charters
Code of business conduct and ethics	yes	•	128
Charters for board committees	yes	•
Shareholder engagement policy	yes	•
Corporate governance guidelines	yes	•
Diversity policy for directors2	yes		131
Overboarding policy2	yes
Interlocking policy2	yes
Retirement policy for directors2	yes		137
Professional Development
Board orientation programs	yes		133
Director education programs	yes		133

Available on kinross.com
1.
In February 2025, the director service limits policy was amended to remove the mandatory retirement age of 73. The 10-year term limit still remains and commences on the date which a director is first appointed or elected to the board with the possibility of one five-year extension, for a total term not exceeding 15 years.

2.
Part of the Corporate Governance Guidelines.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Board Nominees Overview
As Kinross shareholders, you are being asked to cast your vote for 10 directors. The following table provides an overview of the 2025 nominees. Detailed biographical information can be found on pages 29 to 39.
Directors’ expertise
Name	Independent	Director Since	Age	Expertise																		Committees					Attendance at board meetings
				Managing or Leading Growth	International	Senior Officer	Operations	Mining or Global Resource Industry	Information Technology	Cybersecurity Competency	Human Resources	Investment Banking/Mergers & Acquisitions	Financial Literacy	Communications, Investor/Public Relations & media	Corporate Responsibility and Sustainable Development	Government Relations	Risk Management	Climate Competency	Environmental and Social	Governance/Board	Legal	Corporate Governance + Nominating	Corporate Responsibility + Technical	Human Resources + Compensation	Audit + Risk	Special
George Albino		2025	66	•	•	•		•				•	•	•	•					•			•				100%
Kerry Dyte	•	2017	65	•	•	•	•	•				•	•	•	•		•			•	•	•			•		100%
Glenn Ives	•	2020	64	•	•	•	•	•	•	•	•	•	•		•	•	•			•				•	•	•	100%
Ave Lethbridge	•	2015	63	•		•	•	•	•	•	•		•		•	•	•	•	•	•		•		•			100%
Michael Lewis	•	2023	63	•		•	•						•		•		•	•		•		•	•				100%
Elizabeth McGregor	•	2019	48	•	•	•		•	•			•	•				•			•			•		•		100%
Kelly Osborne	•	2015	68	•	•	•	•	•				•	•	•	•	•	•	•	•	•		•	•				100%
George Paspalas	•	2024	63	•	•	•	•	•				•		•			•		•	•			•	•			100%
Paul Rollinson		2012	63	•	•	•	•	•				•	•	•	•	•	•		•	•							100%
David Scott	•	2019	63	•	•	•		•				•	•	•			•			•			•		•	•	100%

Our board of directors’ expertise
10 members with expertise in managing or leading growth	9 members with expertise in mining or global resource industries	9 members with experience in financial accounting and reporting	10 members with expertise in governance
8 members with international expertise	3 members with expertise in information technology	6 members with expertise in communications, investor and public relations and media	9 members with expertise in risk management
10 members with experience being a senior officer	2 members with cybersecurity competency	7 members with expertise in corporate responsibility and sustainable development	3 members with climate competency
7 members with expertise in operations	8 members with expertise in investment banking and mergers & acquisitions	4 members with expertise in government relations	4 members with expertise in managing environmental and social issues
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2024 Compensation Summary
As a shareholder, you are being asked to vote in favour of an advisory resolution regarding Kinross’ approach to executive compensation. We encourage you to read about Kinross’ executive compensation program on pages 56 to 124 in this document.
Compensation Philosophy and Approach

Align executive interests with Kinross’ long-term strategy and those of shareholders	Reinforce Kinross’ operating performance and execution of strategic objectives
Alignment	Performance

▶
Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking

▶
Including long-term equity-based incentives as a significant portion of annual compensation

▶
Requiring executives to hold common shares

▶
Linking a portion of compensation to corporate
performance, including annual operating
performance

▶
Linking a portion of compensation to individual
performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives	Align pay and performance in a way that is transparent and understood by all stakeholders
Competitive	Transparent
▶ Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors	▶ Clear and complete disclosure of executive compensation approach and rationale

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2024 Compensation Decisions

Aligned with our pay for performance philosophy, executive compensation decisions recognized the excellent performance in 2024, with strong results delivered in key areas, including operational and financial, projects and exploration, safety and sustainability, and total shareholder return (TSR).
•
The company rating for the senior leadership team (SLT) was 130%, reflecting the year’s strong performance.

•
In line with the outstanding performance results for the year, CEO and NEO compensation increased year-over-year. This was primarily driven by the higher company score, as well as salary increases implemented in 2024 (in Mr. Rollinson’s case, his first increase since 2020).

•
Following the review and adjustment in 2024, the board determined that the current CEO salary was appropriate, and no increase was recommended for 2025.

•
83% of CEO compensation is “at risk” and tied to company performance, with approximately 50% tied to equity.

•
Equity makes up 50% or more of direct compensation for the SLT, and 55% of that equity is in the form of restricted performance share units, which vest only when specific performance targets are achieved (including a relative TSR metric weighted at 50%).

•
The CEO continued to exceed his share ownership requirements, with holdings of approximately 27 times his salary, far exceeding his requirement of six times.

•
Over the past several years we have made a number of changes to our compensation program based on feedback from shareholders, and were pleased to see our “Say on Pay” results reach over 93% support in 2024.

2024 Compensation Highlights

83% of the CEO’s 2024 total direct compensation is “at risk” and tied to company performance, with half in equity	CEO share ownership represents approximately 27 times his salary, far exceeding his requirement of six times salary	Over 93% of shareholders supported our approach to executive compensation in 2024

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DELIVERY OF PROXY MATERIALS
Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2025 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2024 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.
Shareholders have received a notice of availability of proxy materials (the notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2024 annual report, please follow the instructions in the notice.
All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent or Computershare) toll free at 1-866-964-0492.
Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials and the request for voting instructions, as applicable, for all registered and non-registered shareholders.
Shareholders who have previously provided instructions to receive paper copies of the circular and the 2024 annual report have been sent a paper copy in addition to the notice.
GENERAL INFORMATION
This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.
This circular provides additional information with respect to the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 11, 2025 and, unless otherwise stated, the information in this circular is as of March 10, 2025.
Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as C$.
All references to financial results are based on the Kinross’ audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.
References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.
Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.
SHARES OUTSTANDING
As of March 12, 2025, there were 1,230,443,992 common shares outstanding, each carrying the right to one vote per common share.
To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 123,253,557 common shares held by BlackRock, Inc. which has filed an alternative monthly report, dated October 10, 2024, under part 4 of National Instrument 62-103 on www.sedarplus.ca showing its exercised control or direction over 10.03% of the outstanding Kinross common shares as at December 31, 2024.
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INFORMATION ABOUT VOTING
WHO CAN VOTE
Holders of common shares of Kinross (common shares or shares) at the close of business on March 12, 2025 (the record date), or their duly appointed representatives are eligible to vote.
Why is this year’s meeting virtual-only?
Kinross has decided to hold this year’s meeting virtually so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Advancements in conferencing technology have made it possible to hold virtual meetings with greater reliability, cost efficiency and even higher levels of shareholder participation than in previous years. Virtual meetings continue to be a pragmatic and environmentally friendly alternative to physical meetings.
You have various options for voting at this year’s meeting. You are encouraged to vote in advance online, by phone or using any of the other methods described on your form of proxy or voting instruction form.
As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to attend, vote and ask questions at the meeting, all in real time, similar to as if the meeting was held in-person. Non-registered shareholders who do not appoint themselves as proxyholder may still access the meeting as guests, but they will not be able to vote at the meeting or ask questions. Guests will be able to listen to the meeting but will not be able to ask questions at the meeting.
It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.
Am I a registered or a non-registered (beneficial) shareholder?
The voting process is different depending on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Computershare Investor Services Inc. in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each, an intermediary).
You are a non-registered (or beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Computershare Investor Services Inc. in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.
How can I vote in advance?
Voting instructions may be provided online or by telephone, or by signing and returning the form of proxy or voting instruction form sent to you along with the notice. In each case, if you vote in advance, the instructions provided on your form of proxy or voting instruction form authorizes Geoffrey P. Gold or Lucas R. Crosby, (together with any authorized substitute, the named proxyholders) to vote your shares at the meeting as your proxyholder in accordance with your instructions.
Both registered and non-registered shareholders can vote in advance of the meeting in any one of three ways:
Telephone Voting	Vote by calling the toll-free number shown on the form of proxy or voting instruction form
Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting	Complete the form of proxy or voting instruction form and return it in the envelope provided
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Kinross may also utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered shareholders to offer assistance with voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting.
You may appoint a person other than one of the named proxyholders as your proxyholder to attend and vote on your behalf at the meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend and vote at the meeting). If you wish to do so, your appointment must be received by no later than the proxy deadline (as defined below) and you must carefully follow the instructions under the heading “Can I appoint someone other than the named proxyholders as my proxy?” below. You may appoint that other proxyholder using the internet or mail-in voting options above, but you will not be able to do so using the telephone voting option.
If you vote in advance, in order to be counted at the meeting your vote must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 5, 2025 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting (the proxy deadline). If you are a non-registered shareholder, your instructions must be received by your intermediary at the address provided on that form by the cut-off time specified in your voting instruction form, which will typically be at least 24 hours earlier than the proxy deadline and you should contact your broker or intermediary for further details.
If you have any questions relating to the meeting or how to cast your vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 437-561-5016 outside of North America (call and text enabled) or by email at contactus@kingsdaleadvisors.com.
Can I appoint someone other than the named proxyholders as my proxy?
Yes. Shareholders have the right to appoint a person or company other than one of the named proxyholders to represent the shareholder at the meeting. A proxyholder need not be a shareholder of the company.
If you do not wish to vote in advance and you wish to appoint someone other than one of the named proxyholders as your proxyholder to attend and vote your shares at the meeting as your proxy (including non-registered shareholders who wish to appoint themselves as proxyholder) you must do so prior to the proxy deadline. This can be done by appointing your proxyholder online or by submitting your form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND you must then register that proxyholder online with the transfer agent, as described below.
Because this year’s meeting is being held virtually, the process for appointing a proxyholder (other than the named proxyholders) is different than for an in-person meeting. Failure to register your proxyholder as described below will result in the proxyholder not receiving the Username that is required to vote at the meeting, meaning that your proxyholder will be unable to attend the meeting to vote on your behalf. You must therefore follow these instructions carefully.
•
Step 1 — Appoint your proxyholder

○
You can appoint someone other than one of the named proxyholders as proxyholder online or by inserting that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and following the instructions for submitting your form of proxy or voting instruction form.

○
This step must be completed before registering such proxyholder with the transfer agent as described in Step 2 below.

○
Both this step and Step 2 below must be completed by the proxy deadline for the appointment to be valid and for your proxyholder to be able to attend and vote your shares at the meeting. If you are a non-registered (beneficial) shareholder, Step 1 must be completed sufficiently in advance of the proxy deadline for your intermediary to act on your instructions.

○
If you are a non-registered shareholder wishing to appoint yourself as proxyholder to attend and vote at the meeting, you must follow the steps above and complete Step 2 below in order to validly appoint yourself as proxyholder, and you must also follow all other applicable instructions provided to you by your broker or other intermediary.

•
Step 2 — Register your proxyholder with the transfer agent:

○
To register your proxyholder (including registering yourself if you are a non-registered shareholder appointing yourself as proxyholder), you must visit www.computershare.com/KinrossAGM before the proxy deadline and provide Computershare with the required proxyholder contact information.

○
Computershare will then provide your proxyholder (including non-registered shareholders who have appointed themselves as proxyholder) with a Username via email following the proxy deadline.

○
This Username is important.   Without it, your proxyholder (including non-registered shareholders wishing to appoint themselves as proxyholder) will not be able to attend and vote your shares at the meeting.

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•
Registered shareholders may also appoint a proxyholder by an instrument signed in writing by themselves, or their attorney authorized in writing. If the registered shareholder is a corporation, the instrument (including the form of proxy) appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Registered shareholders are encouraged to vote in advance or to appoint their proxyholder online, but regardless of the method selected for appointment, all proxyholders must be registered by following the instructions in both Step 1 and Step 2 above in order to attend and vote at the meeting.

It is your responsibility to ensure that your proxyholder is properly registered, receives their Username and attends and votes on your behalf at the meeting.
If you have any questions regarding this process, please contact Computershare at service@computershare.com. Alternatively, you may call 1-800-564.6253 from within Canada and the US or 1-514-982-7555 from other countries.
How do non-registered shareholders located in the U.S. appoint themselves or other persons as proxyholders?
Please follow the instructions below if you are a U.S. resident and wish to vote at the meeting during the live webcast or wish to appoint another person as proxyholder (other than one of the named proxyholders):
•
You must follow your intermediary’s instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy and a legal proxy will be issued and mailed to you.

•
The legal proxy will grant you or your designee the right to attend the meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. However, you must then complete both Step 1 and Step 2 as described above in order to attend and vote at the meeting.

•
The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy and complete both Step 1 and Step 2 prior to the proxy deadline and in accordance with any instructions or disclosures noted on your voting instruction form or form of proxy. You or your proxyholder must access the virtual meeting for your vote to be counted.

•
You must allow sufficient time for the mailing and return of the legal proxy by the proxy deadline. Please be advised that if you, the beneficial shareholder, ask for a legal proxy to be issued, you must take the additional steps described above in order for the proxy to be fully effective. You must deposit the legal proxy with the company or Broadridge and complete these additional steps in advance of the proxy deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

•
If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

How do I vote at the meeting?
If you do not wish to vote in advance and you do not appoint another person (other than one of the named proxyholders) to attend and vote at the meeting on your behalf, then you may attend and vote at the meeting online. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to attend, vote and ask questions at the meeting, all in real time. If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the meeting as a guest, but you will not be able to vote or to ask questions at the meeting.
You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements. Please note that the virtual meeting platform is not supported on Internet Explorer.
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The steps you need to follow to access the meeting depend on whether you are a registered or non-registered shareholder, and whether you are seeking to appoint a proxyholder to attend and vote on your behalf at the meeting (including a non-registered shareholder wishing to appoint themselves as proxyholder).
	Required steps & information	Accessing the meeting
Registered shareholders
•
If you intend to vote at the meeting, you will need the control number located on the form of proxy or in the email notification you received. This is your Username for purposes of accessing the meeting.

•
You do not need to appoint yourself as a proxyholder.

•
Log in online at https://meetings.lumiconnect.com/400-211-583-597 well in advance of the meeting start time; and

•
Click “I have a login” and then enter your Username. For registered shareholders, this will be the control number on your form of proxy.

•
Enter the password “kinross2025” (case sensitive).

•
Follow the instructions to vote when prompted.

Non-registered shareholders
•
If you wish to vote and ask questions at the meeting, you must validly appoint yourself as proxyholder by completing both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above. These steps must be completed prior to the proxy deadline. Step 1 must be completed sufficiently in advance of the proxy deadline for your intermediary to act on your instructions. You may then access the meeting using the steps for proxyholders outlined below.

•
Non-registered shareholders who have not duly appointed themselves as proxyholder can log in to the meeting as guests. Guests can listen to the meeting, but they cannot vote or ask questions.

Proxyholders
•
Computershare will provide each validly appointed proxyholder with a Username by e-mail after the proxy deadline has passed. This Username is different than the control number provided on your form of proxy or voting instruction form.

•
This new Username will only be provided by Computershare to proxyholders who are appointed by a shareholder that has completed both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above.

•
Failure by a shareholder to complete both Step 1 and Step 2 will mean that your proxyholder will not receive a Username and will not be able to attend and vote on your behalf at the meeting.

•
Log in online at https://meetings.lumiconnect.com/400-211-583-597 well in advance of the meeting start time; and

•
Click “I have a login” and then enter your Username. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

•
Enter the password “kinross2025” (case sensitive).

•
Follow the instructions to vote when prompted.

Guests
•
Log in online at https://meetings.lumiconnect.com/400-211-583-597 well in advance of the meeting start time.

•
Click “Guest” and then complete the online form which will ask some simple questions such as your name.

All shareholders, proxyholders and guests wishing to attend the meeting should allow ample time (at least 15 minutes) to check into the meeting online and complete the related procedure before the meeting start time.
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If you are a registered shareholder and you have voted in advance or appointed another person as your proxyholder, please note that if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. In this case, you will have the opportunity to vote during the meeting by following the instructions provided. If you wish to attend the meeting but you do not wish to revoke your previously provided proxies and voting instructions then do not accept the terms and conditions and you may then attend the meeting as a guest. Guests can listen to the meeting, but they cannot vote or ask questions.
If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting for any reason.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-888-492-6160.
How can I ask questions during the meeting?
Kinross believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to participate and ask questions as at an in-person shareholders meeting.
Upon registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the meeting and will continue to have the opportunity to submit questions during the meeting. Questions may be sent to the Chair of the meeting using the online Q&A tool on the meeting portal.
To ask a question, please follow the steps outlined below:
1.    Click or tap on the  icon and then press the  icon to type your question
2.    Compose your question and then press the send icon   to deliver your question to the Chair
3.
Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear

Questions received from shareholders or proxyholders which relate to the business of the meeting are expected to be read by the Chair of the meeting or a designee of the Chair and responded to by a representative of the company as they would be at a shareholders meeting that was being held in person. Questions directly related to a particular motion will be addressed once that motion has been introduced and general questions will be addressed after the formal business has been completed.
We will only answer questions of interest to all shareholders during the meeting. Questions that are: irrelevant to the business and affairs of Kinross or the business of the meeting; related to material non-public information of Kinross; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate, will not be accepted, all as determined by the Chair of the meeting.
As at any in-person meeting, it is possible that time constraints will render us unable to respond to all questions during the meeting. To ensure fairness for all attendees, the Chair of the meeting will determine the amount of time allocated to each question and will have the right to limit or consolidate questions.
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What do I do if I have difficulties accessing the meeting?
Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.
If shareholders (or their proxyholders) encounter any difficulties accessing the meeting, they may attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across internet browsers, except Internet Explorer, and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. Technical support can also be accessed by emailing support-ca@lumiglobal.com.
If you are accessing the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the meeting.
CHANGING YOUR VOTE
If you are a non-registered shareholder, you can revoke your prior voting instructions or appointment by providing new instructions at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your intermediary in sufficient time for your intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Computershare before 10:00 a.m. (Toronto time) on May 5, 2025, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but before the meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your intermediary if you want to revoke your prior voting instructions or appointment.
If you are a registered shareholder:
•
You may revoke any prior proxy by providing new voting instructions online or by phone or by signing and returning a new form of proxy with a later date, in each case in accordance with the instructions on your form of proxy. However, for your new voting instructions or appointment to be effective they must be received by Computershare no later than 10:00 a.m. (Toronto time) on May 5, 2025, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting.

•
You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary) or at the offices of Computershare (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

•
Your proxy may also be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization.

•
You are reminded that if you if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. You will then have an opportunity to vote online at the meeting. If you do not wish to revoke your prior proxy, please do not accept the terms and conditions and attend as a guest.

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instruction or appointment.
HOW YOUR PROXYHOLDER WILL VOTE
Your form of proxy or voting instruction form provides that your proxyholder must vote (or withhold from voting) your common shares according to the instructions that you provide on your proxy form or voting instruction form. If you do not specify how you want your shares voted, your proxyholder can vote your common shares as he or she determines.
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If you have validly voted in advance and appointed one of the named proxyholders as your proxyholder and you do not specify how you want to vote, the named proxyholder will vote your common shares as follows:
•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the advisory resolution on the company’s approach to executive compensation

The form of proxy gives discretionary authority to your proxyholder vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.
ABOUT PROXY SOLICITATION
Proxies are being solicited in connection with this circular by the management of the company.   The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.
Kinross has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the company. Part of the services included under the global retainer is the solicitation of proxies in connection with the meeting. The amount of the global retainer is approximately C$56,300 plus additional fees and disbursements. Costs associated with the solicitation will be borne by the company and are not otherwise expected to be material.
REQUIRED QUORUM FOR THE MEETING
A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.
No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.
QUESTIONS
If shareholders have any questions, they may contact Kingsdale Advisors, Kinross’ shareholder advisor and proxy solicitation agent, by telephone at 1-866-851-3217 (toll-free in North America) or 437-561-5016 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com
22	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Business of the Meeting
Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2025 Annual Meeting of
Shareholders. Kinross shareholders are encouraged to vote in favour of the items detailed in this section of the circular.

Support the election of each director nominee	Support the “Say on Pay” resolution on executive compensation
Kinross’ director nominees bring a broad range of skills, experiences and expertise to Kinross’ board of directors and reflect our continued commitment to excellence in corporate governance.	Kinross’ executive compensation program is designed to strongly align pay with company performance and the long-term interests of shareholders:

Highlights include:

▶
Nine directors with mining or global resource industry expertise

▶
30% of director nominees meet one or more diversity characteristics

▶
Board met independent of management at 100% of board and committee meetings in 2024

▶
Approximately 80% of CEO and aggregate NEO total direct compensation is “at risk”

▶
Equity makes up at least 50% of SLT total direct compensation and 55% of that equity is in the form of restricted performance share units

▶
Short-term incentive compensation is linked to strategic and annual objectives, including operational, financial, environmental and social performance, as well as total shareholder returns

Appoint the auditors
The board of directors of Kinross recommends that it is in the best interests of Kinross and its shareholders to vote in support of the continued retention of KPMG as independent auditors to Kinross.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BUSINESS OF THE MEETING
ITEMS OF BUSINESS
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following matters and vote on them as required:
1.
Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2024 and the report of the auditors on the financial statements will be received.
2.
Election of directors

The company’s board of directors (the board) currently comprises eleven directors. With Ms. McLeod-Seltzer not standing for re-election, shareholders will be asked to elect ten directors at the meeting, subject to Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.
The board of directors of Kinross recommends that the shareholders of the company vote FOR the election as directors, the nominees whose names are set forth in this management information circular.
The named proxyholders, if named as proxy, intends to vote the common shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 29, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of any director.
Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserves the right to vote for another nominee in their discretion.
Majority voting policy
In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2025. The Corporate Governance Guidelines are available for review on the company’s website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who does not receive a majority of votes for their election of votes cast with respect to their election will immediately tender their resignation for consideration by the corporate governance and nominating committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director’s resignation. Board members who received a majority “for” vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered their resignation pursuant to the majority voting policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders’ meeting and shall promptly issue a news release with the board’s decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release will fully state the reasons for that decision.
Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 28.
3.
Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board. This resolution must be approved by a majority of the votes cast by shareholders present at the meeting in person or by proxy.
24	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
For the fiscal years ended December 31, 2024 and December 31, 2023, KPMG and its affiliates were paid the following fees by Kinross:
	2024 C$1,3	% of Total Fees2	2023 C$1,3	% of Total Fees2
Audit Fees:
General	5,768,000	90%	4,668,000	85%
Securities matters	75,000	1%	185,000	3%
Total Audit Fees	5,843,000	91%	4,853,000	88%
Audit-Related Fees:
Translation services	153,000	2%	151,000	3%
Other	42,000	1%	79,000	1%
Total Audit-Related Fees	195,000	3%	230,000	4%
Tax Fees:
Automation services	30,000	0%	—	0%
Total Tax Fees	30,000	0%	—	0%
All Other Fees4:	376,000	6%	444,000	8%
Total Fees	6,444,000	100%	5,527,000	100%

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

3.
Fee information includes out-of-pocket costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

4.
For 2024, All Other Fees includes approximately C$289,000 related to sustainability assurance work (2023 — C$415,000).

The board of directors of Kinross recommends that the shareholders of the company vote FOR the appointment of KPMG LLP of Toronto, Ontario as auditors of the company and that the board be authorized to fix their remuneration.

The named proxyholders, if named as proxy, intends to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross and that the board be authorized to fix their remuneration, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.
At the 2024 annual meeting of shareholders, 97.41% (839,757,579) of votes cast were for the appointment of KPMG and authorizing the board to fix their remuneration and 2.59% (22,364,699) of votes were withheld from the motion. Additional details of the audit and risk committee’s (ARC) evaluation of the company’s auditors are provided on page 139.
4.
Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of the company, including its shareholders. Detailed disclosure of our executive compensation program is provided under “Executive compensation discussion and analysis” starting on page 60.
In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in February 2025. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 61 under the heading “Shareholder engagement and say on pay”.
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	25

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2025 annual meeting of shareholders of the company.”
Because your vote is advisory, it will not be binding upon the board. However, the human resources and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The board of directors of Kinross recommends that the shareholders of the company vote FOR the advisory resolution on the approach to executive compensation disclosed in this management information circular.

The named proxyholders, if named as proxy, intends to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.
At the 2024 annual meeting of shareholders, 93.23% (743,795,499) of votes cast were for and 6.77% (54,009,309) of votes were cast against the advisory resolution on our approach to executive compensation.
OTHER BUSINESS
Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholders as proxyholder will be voted in accordance with their best judgement.
2026 SHAREHOLDER PROPOSALS
The Business Corporations Act (Ontario) (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2026 is March 9, 2026.
SHAREHOLDER NOMINATIONS FOR DIRECTORS
Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of Kinross’ outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross’ proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
ADVANCE NOTICE REQUIREMENTS
The company’s by-laws contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company’s by-laws. The notice must be made not less than 30 days prior to the date of an annual meeting of shareholders. A copy of the by-laws of the company is available through the Kinross website at www.kinross.com/about/governance.
26	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Directors
Our board of directors comprises experienced individuals who bring a broad and diverse range of perspectives, skills, knowledge and expertise.
Shareholders are being asked to re-elect the continuing directors. The proposed board will have 30% representation from designated diversity groups.

Share ownership requirements	Proactive board refresh program
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements.	Our board refresh program has added six new directors since 2019.

Mandatory term limits
Director service limits policy restricts the term to 10 years, with the possibility of one five-year extension for a total term not exceeding 15 years.

In This Section:
Highlights: board attributes, 2024 board activity highlights	28
About the nominated directors	28
Directors’ skills and experience	41
Director compensation	41
Board committee reports	45

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS
BOARD ATTRIBUTES:
•
2 of 10 (20%) nominees for election at the meeting are women — Kinross is committed to achieving a board composed of at least 30% women directors at, or prior to, the 2026 annual meeting

•
9 of 11 (82%) incumbent directors are independent, and 8 of 10 (80%) nominees for election at the meeting are independent

•
The board nominees include one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group

•
The board and all board committees met independent of management at all of the meetings in 2024, including at regularly scheduled and special meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts a peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are currently no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2024 BOARD ACTIVITY HIGHLIGHTS:
•
Considered and adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Approved the payment of quarterly dividends

•
Received updates and reviewed issues relating to the company’s material properties

•
Oversaw the preparation and release of the preliminary economic assessment for the Great Bear Project

ABOUT THE NOMINATED DIRECTORS
The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholder, if named as proxy, intends to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2024. (Footnotes pertaining to the director nominees are on page 39).
Each of the following nominees other than Mr. George V. Albino were elected as directors at Kinross’ 2024 annual meeting of shareholders and are being proposed for re-election at the meeting.
Mr. Albino was appointed to the board effective January 1, 2025, and is, for the first time, being proposed for election by shareholders at the meeting.
28	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GEORGE V. ALBINO (66) Not Independent1
Dr. Albino has over 45 years of experience in the mining and finance industries, spending 18 years as a geologist in mining, academic and government industries, focused on precious metals, base metals and diamonds. He later spent 19 years in the finance industry as a highly ranked sell-side mining analyst, focused primarily on gold stocks. Dr. Albino served as Director of Eldorado Gold Corporation from 2016-2022, including as Chair of the Board from 2018-2021. He was also a board member of Orla Mining Ltd. from 2017-2022.
Dr. Albino holds a Ph.D. in Economic Geology and Geochemistry from the University of Western Ontario, a Master of Science degree in Economic Geology from Colorado State University, and a Bachelor of Science degree in Geological Engineering from Queens University.
2025 board and committee membership:
Corporate responsibility and technical
Public board memberships	Board committee memberships
none	none

Mr. Albino does not own any DSUs in the company4.

George Albino Telluride, Colorado, USA
Director since January 1, 2025

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Governance/board

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	29

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KERRY D. DYTE (65) Independent
Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. (Cenovus), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation (EnCana), a leading North American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel. Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.
Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	763,966,358	95.76
Withheld	33,838,456	4.24
Public board and committee memberships: none
2024 board and committee membership	Attendance
Board of directors	5 of 5 (100%)
Audit and risk	4 of 4 (100%)
Corporate governance and nominating	4 of 4 (100%)
Chair succession	4 of 4 (100%)
Securities held
Year	2024	2023	Change
Common shares (#)	40,500	40,500	nil
DSUs (#)	170,724	153,714	17,010
Total common shares and DSUs (#)	211,224	194,214	17,010
Total at-risk value of common shares and DSUs at book value (C$)2	1,318,300	1,131,824	186,476
Total at-risk value of common shares and DSUs at market value (C$)2	2,819,840	1,557,596	1,262,244
Meets share ownership requirement3	Yes — 348%

Kerry D. Dyte Calgary, Alberta, Canada
Director since November 8, 2017

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Risk management

•
Governance/board

•
Legal

30	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GLENN A. IVES (64) Independent
Mr. Ives is a corporate director and has held various leadership positions with Deloitte Canada including as an audit specialist in the mining sector during his tenure with them from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc. and from 1988 to 1993 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.
Mr. Ives is currently the Chair of the St. Paul’s Hospital Foundation (Vancouver). Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and serves as a Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants of British Columbia and a member of Chartered Professional Accountants of Ontario.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	790,145,889	99.04
Withheld	7,658,922	0.96
2024 board and committee membership9	Attendance
Board of directors	5 of 5 (100%)
Audit and risk	4 of 4 (100%)
Human resources and compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Wheaton Precious Metals	Human resources
NervGen Pharma Corp. (Chair)	Finance (Chair)
Securities held
Year	2024	2023	Change
Common shares (#)10	70,000	70,000	nil
DSUs (#)	107,698	89,213	18,485
Total common shares and DSUs (#)	177,698	159,213	18,485
Total at-risk value of common shares and DSUs at book value (C$)2	1,337,045	1,133,574	203,471
Total at-risk value of common shares and DSUs at market value (C$)2	2,372,268	1,276,888	1,095,380
Meets share ownership requirement3	Yes — 293%

Glenn A. Ives Vancouver, British Columbia, Canada
Director since May 6, 2020

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Information technology

•
Cybersecurity competency

•
Human resources

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Risk management

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	31

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
AVE G. LETHBRIDGE (63) Independent
Ms. Lethbridge is a corporate director and former executive with over 35 years experience in the energy, utility and telecom industry and over 19 years as a senior executive officer for Toronto Hydro Corporation, most recently as Executive Vice-President and Chief Human Resources and Safety Officer from 2013 to December 2021. Ms. Lethbridge has held key leadership positions, including areas encompassing, business transformation, culture and human resource strategy, labour relations, environment, health and safety, business continuity and pandemic incident command, social responsibility, sustainability, and climate change, mergers and restructuring, succession, enterprise performance and risk, security and crisis management, technology change and innovation, regulatory compliance, government relations, code of ethics and corporate governance.
Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, with included international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive (CHRE) with HRPA and holds a Climate & Biodiversity Certificate and Designation (CCB.D) from Competent Boards. In 2021, she was the recipient of the Lifetime Achievement award from the Ontario Energy Association.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	773,109,953	96.90
Withheld	24,694,858	3.10
2024 board and committee membership	Attendance
Board of directors	5 of 5 (100%)
Corporate governance and nominating	4 of 4 (100%)
Human resources and compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Algoma Steel Inc.	Human resources and compensation; Operational and capital projects
Toromont Industries Ltd.	Environmental, social and governance; Human resources and health & safety
Securities held
Year	2024	2023	Change
Common shares (#)	nil	nil	nil
DSUs (#)	343,796	317,811	25,985
Total common shares and DSUs (#)	343,796	317,811	25,985
Total at-risk value of common shares and DSUs at book value (C$)2	2,006,608	1,723,500	283,108
Total at-risk value of common shares and DSUs at market value (C$)2	4,589,677	2,548,844	2,040,833
Meets share ownership requirement3	Yes — 567%

Ave G. Lethbridge Toronto, Ontario, Canada
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Information technology

•
Cybersecurity competency

•
Human resources

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and social

•
Governance/board

•
Risk management

•
Climate competency

32	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
MICHAEL A. LEWIS (63) Independent
Mr. Lewis is a corporate director with over 35 years of experience in electric utility operations. He was most recently Senior Vice President, Electric Operations and Interim President of Pacific Gas and Electric Company (PG&E), an American electric utility company, a position he held from July 2020 until his retirement in December 2020. From 2018 to 2020 he served as PG&E’s Vice President of Electric Distribution and Senior Vice President of Electric Operations. Prior to joining PG&E, from 1986 to 2018, Mr. Lewis held various senior leadership positions with Duke Energy Corporation and its predecessors. He started his career in 1986 with Florida Power, working in the field as an electrical engineer, and progressing steadily through the ranks to hold various supervisory and managerial positions until 2000. From 2000 to 2008, he was Vice President at Florida Power and Progress Energy, overseeing a range of functional responsibilities. Between 2008 and 2018, he held the position of Senior Vice President at both Progress Energy and Duke Energy.
Mr. Lewis has previously held volunteer positions with or served as a member of the boards of The United Way of Central Carolinas, the Florida International Museum, the California Governor’s Earthquake Advisory Commission and the Bay Area Chapter of the American Red Cross. Mr. Lewis holds a Bachelor of Science Degree in Electrical Engineering from the University of Florida and an MBA from Nova Southeastern University. He has also attended the Advanced Management Program at Duke University and an Executive Management Program at The Wharton School, University of Pennsylvania.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	789,269,572	98.93
Withheld	8,535,239	1.07
2024 board and committee membership	Attendance
Board of directors	5 of 5 (100%)
Corporate governance and nominating	4 of 4 (100%)
Corporate responsibility and technical	5 of 5 (100%)
Public board memberships	Board committee memberships
Portland General Electric	Finance (Chair); Compensation
NewPark Resources Inc.	Audit; Compensation; ESG/Governance (Chair)
Securities held
Year	2024	2023	Change
Common shares (#)	nil	nil	nil
DSUs (#)	28,064	14,186	14,186
Total common shares and DSUs (#)	28,064	14,186	14,186
Total at-risk value of common shares and DSUs at book value (C$)2	250,219	96,911	153,308
Total at-risk value of common shares and DSUs at market value (C$)2	374,654	113,772	260,882
Meets share ownership requirement4	N/A

Michael A. Lewis Bethesda, Maryland, USA
Director since May 10, 2023

Skill/area of experience6
•
Managing or leading growth

•
Senior officer

•
Operations

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Governance/board

•
Risk management

•
Climate competency

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	33

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ELIZABETH D. McGREGOR (48) Independent
Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, and from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.
Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen’s University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	796,309,472	99.81
Withheld	1,495,338	0.19
2024 board and committee membership	Attendance
Board of directors	5 of 5 (100%)
Audit and risk	4 of 4 (100%)
Corporate responsibility and technical	5 of 5 (100%)
Chair succession	4 of 4 (100%)
Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Compensation
Securities held
Year	2024	2023	Change
Common shares (#)	nil	nil	nil
DSUs (#)	133,888	112,662	34,342
Total common shares and DSUs (#)	133,888	112,662	34,342
Total at-risk value of common shares and DSUs at book value (C$)2	999,896	766,375	233,521
Total at-risk value of common shares and DSUs at market value (C$)2	1,787,405	903,549	883,856
Meets share ownership requirement3	Yes — 221%

Elizabeth D. McGregor Vancouver, British Columbia, Canada
Director since November 6, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining or global resource industry

•
Information technology

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Governance/board

•
Risk management

34	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KELLY J. OSBORNE (68) Independent
Mr. Osborne is a corporate director and was most recently, until his retirement in June 2022, the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.
Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.
Following the meeting, Mr. Osborne will become board chair, if re-elected.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	789,473,477	98.96
Withheld	8,331,333	1.04
2024 board and committee membership	Attendance
Board of directors	5 of 5 (100%)
Corporate responsibility and technical	5 of 5 (100%)
Corporate governance and nominating	4 of 4 (100%)
Public board and committee memberships: none
Securities held
Year	2024	2023	Change
Common shares (#)	nil	nil	nil
DSUs (#)	451,803	417,258	34,545
Total common shares and DSUs (#)	451,803	417,258	34,545
Total at-risk value of common shares and DSUs at book value (C$)2	2,732,934	2,356,530	376,404
Total at-risk value of common shares and DSUs at market value (C$)2	6,031,570	3,346,409	2,685,161
Meets share ownership requirement3	Yes — 745%

Kelly J. Osborne Horseshoe Bay, Texas, USA
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and social

•
Risk management

•
Climate competency

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	35

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GEORGE N. PASPALAS (63) Independent
Mr. Paspalas is a corporate director and is currently the President & Chief Executive Officer and a board director of MAG Silver Corp., a Canadian silver producer and exploration company, a position he has held from October 2013. Prior to that, from August 2011 to June 2013, he was the President & Chief Executive Officer and a board director of Aurizon Mine Ltd., a Canadian gold mining company. Between June 2007 and December 2011, he held the position of Senior Vice President, Operations & Chief Operating Officer at Silver Standard Resources Inc. (now SSR Mining Inc.), a Canadian gold and silver mining company. For a brief period in 2007, he also held the position of President & Chief Operating Officer at Sargold Resources Corp. From 1988 to 2006, he held various progressive leadership positions with Placer Dome Inc., finally holding the position of Senior Vice President, Projects and Technical Development from October 2004 to April 2006. Between 1985 and 1988, Mr. Paspalas worked as a Production Engineer at Worsley Alumina, a bauxite mining company based in Western Australia.
Mr. Paspalas has also served on the boards of Pretivm Resources Inc. from 2013 — 2022 and Sardinia Gold Mining SpA (a private company) from 2006 to 2007.
Mr. Paspalas holds a B.Eng. (Hons), Chemical, from the University of New South Wales and has completed the Advanced Management Program from INSEAD.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	794,628,439	99.60
Withheld	3,176,371	0.40
2024 board and committee membership	Attendance5
Board of directors	5 of 5 (100%)
Corporate responsibility and technical	5 of 5 (100%)
Human resources and compensation	2 of 2 (100%)
Public board memberships	Board committee memberships
MAG Silver Corp.	none
Securities held
Year	2024	2023	Change
Common shares (#)	5,000	nil	5,000
DSUs (#)	27,479	nil	27,479
Total common shares and DSUs (#)	32,479	nil	32,479
Total at-risk value of common shares and DSUs at book value (C$)2	375,183	nil	375,183
Total at-risk value of common shares and DSUs at market value (C$)2	433,595	nil	433,595
Meets share ownership requirement4	N/A

George N. Paspalas Vancouver, British Columbia, Canada
Director since January 1, 2024

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Risk management

•
Environmental and social

•
Governance/board

36	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
J. PAUL ROLLINSON (63) Chief Executive Officer Not Independent
Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.
Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001, he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	796,291,562	99.81
Withheld	1,513,249	0.19
2024 board and committee membership7	Attendance
Board of directors	5 of 5 (100%)
Public board memberships	Board committee memberships
Sylvamo Corporation	Management development and compensation
Securities held
Year	2024	2023	Change
Common shares (#)	1,687,561	2,971,401	(1,283,840)
RSUs (#)	1,989,973	1,930,078	59,895
Total common shares and RSUs (#)	3,677,534	4,901,479	(1,223,945)
Total at-risk value of common shares and RSUs at book value (C$)2,8	22,488,201	30,406,325	(7,918,124)
Total at-risk value of common shares at market value (C$)2	22,528,939	23,830,636	(1,301,697)
Total at-risk value of RSUs at market value (C$)2,8	26,566,140	15,479,226	11,086,914
Total at-risk value of common shares and RSUs at market value (C$)2,8	49,095,079	39,309,862	9,785,217
Meets share ownership requirement3	Yes — 440%

J. Paul Rollinson Toronto, Ontario, Canada
Director since August 1, 2012

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and social

•
Risk management

•
Governance/board

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	37

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DAVID A. SCOTT (63) Independent
Mr. Scott is a corporate director and was most recently the lead director on the Board of Maverix Metals Inc., until its acquisition by Triple Flag Precious Metals Corp. in January 2023. Previously, he was Vice Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related mergers and acquisitions and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.
Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business.
Mr. Scott holds a BASc in Geology from the University of Western Ontario.
2024 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	796,515,263	99.84
Withheld	1,289,547	0.16
2024 board and committee membership9	Attendance
Board of directors	5 of 5 (100%)
Audit and risk	4 of 4 (100%)
Corporate responsibility and technical	5 of 5 (100%)
Public board and committee memberships: none
Securities held
Year	2024	2023	Change
Common shares (#)	20,000	20,000	nil
DSUs (#)	177,749	159,129	18,619
Total common shares and DSUs (#)	197,749	179,129	18,619
Total at-risk value of common shares and DSUs at book value (C$)2	1,403,269	1,198,463	204,806
Total at-risk value of common shares and DSUs at market value (C$)2	2,639,949	1,436,615	1,203,334
Meets share ownership requirement3	Yes — 326%

David A. Scott Toronto, Ontario, Canada
Director since May 8, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining or global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Risk management

•
Governance/board

38	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Footnotes pertaining to director nominees
1.
Mr. Albino is independent within the meaning of National Instrument 58-101, however, he is not independent for the purposes of the NYSE standards (defined below), as an immediate family member is an engineer employed by an operating subsidiary of the company. Notwithstanding the employment relationship, the board believes that Mr. Albino is free from any relationship which could be reasonably expected to interfere with the exercise of his independent judgement.

2.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2024: C$13.35 and December 29, 2023: C$8.02.

3.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See “Share ownership” for independent directors on page 43. For Mr. Rollinson, see “Share ownership” on page 71.

4.
Mr. Lewis was elected to the board on May 10, 2023 and has until May 9, 2028 to meet his share ownership requirement. As at December 31, 2024, Mr. Lewis’s eligible shareholding is at 0.46 times his current annual board retainer. Mr. Paspalas was appointed to the board on January 1, 2024 and has until December 31, 2028 to meet his share ownership requirement. As at December 31, 2024, Mr. Paspalas’ eligible shareholding is at 0.54 times his annual board retainer. Mr. Albino was appointed to the board on January 1, 2025 and has until December 31, 2029 to meet his share ownership requirement. As at the date of the circular, Mr. Albino did not own any DSUs in the company and owns and/or has control or direction over 7,513 common shares.

5.
Mr. Paspalas joined the human resources and compensation committee on May 8, 2024 and as a result, attended fewer committee meetings in 2024 than the other members.

6.
See “Directors’ skills and experience” on page 41 for a description of such skills/experience.

7.
Mr. Rollinson is not a member of any board committee; as the Chief Executive Officer, he is not an independent director.

8.
Includes 100% of RPSUs.

9.
Mr. Ives and Mr. Scott were each members of an ad hoc special committee, which did not hold any formal meetings during 2024.

10.
Mr. Ives holds his shares through a wholly-owned professional corporation, Glenn Antony Ives Professional Corporation.

For a discussion regarding directors’ compensation, please refer to page 41.
The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 41.
Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during 2024 can be found starting on page 133.
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	39

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Cease trade orders, bankruptcies, penalties or sanctions
No proposed director is, or within the ten years prior to the date hereof has:
a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committee membership and independence
The table below shows the 2024 board committee membership.
Committees
	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee	Special committee	Chair succession committee
Kerry Dyte	✓	Chair				Chair
Glenn Ives	Chair			✓	✓
Ave Lethbridge		✓		Chair until May 8, 2024 Member from May 9, 2024
Michael Lewis		✓	✓
Elizabeth McGregor	✓		✓			✓
Catherine McLeod-Seltzer				✓	Chair	✓
Kelly Osborne		✓	Chair until May 8, 2024 Member from May 9, 2024
George Paspalas			✓	Chair from May 9, 2024
David Scott	✓		Member until May 8, 2024 Chair from May 9, 2024		✓
40	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS’ SKILLS AND EXPERIENCE
The matrix below shows the mix of skills and experience, in areas that are important to the company’s business, of the ten director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.
Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	10
International — experience working in a major organization that has business in one or more international jurisdictions	8
Senior officer — experience as a CEO or other senior officer of a publicly listed company or major organization	10
Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	7
Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	9
Information technology — experience in information technology with major implementations of management systems	3
Cybersecurity competency — knowledge and understanding of emerging cybersecurity and technology risks with training for, or experience navigating through, large-scale cyber incidents that may impact Kinross	2
Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers and acquisitions — experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, IFRS and/or US GAAP)	9
Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7
Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	4
Risk management — knowledge and understanding of current risk management and risk control principles and practices; and/or previous experience in dealing with some or all of the major risk exposures that the Company faces	9
Climate competency — experience in climate-related governance and oversight, or a comprehensive understanding of the key issues, risks and opportunities emerging from climate-related change in the context of mining operations	3
Environmental and social — extensive knowledge in, and experience managing, a broad range of environmental and social issues in the context of mining operations	4
Governance/board — experience as a board member of a major organization	10
Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1
DIRECTOR COMPENSATION
Approach
The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee (HRCC), to complete a market review of the competitiveness of Kinross’ director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 66) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. Based on the recommendations received from Mercer, the board did not change the rate of director compensation for 2024 but effected certain
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	41

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
changes to director compensation for 2025. The following changes to directors’ compensation were approved for 2025: (i) the board chair total retainer increased to C$540,000 from C$520,000; and (ii) the board member total retainer increased to C$280,000 from C$270,000.
2024 Retainers and fees
The board has established a flat fee structure for all independent directors. For 2024, the annual board membership retainer paid to independent directors was C$270,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of their board membership retainer in DSUs.
In addition to the board membership retainer, the Chairs of each of the corporate governance and nominating (CGNC), corporate responsibility and technical (CRTC) and HRCC received C$30,000 and the Chair of the audit and risk committee (ARC) received C$50,000. Other members of the CGNC, CRTC and HRCC received C$15,000 per committee and members of the ARC received C$20,000.
The Independent Chair received an additional C$250,000 (for a total retainer of C$520,000) but did not receive any fees for being a member of the HRCC. In addition, independent directors (other than the Independent Chair) received a travel fee of C$2,000 per trip for travel from outside of Toronto to board/committee meetings held in 2024. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.
In Q4 2022, a Special Committee of the board comprising independent directors was established primarily for the purpose of evaluating and supervising potential strategic transactions as they arise. The fee for this committee has been established at C$40,000 for each member and at C$50,000 for the Chair.
In Q4 2024, a Chair Succession Committee of the board comprising independent directors was established to review, consider, direct and supervise the process for selecting the next independent Chair of the board. There were no additional member fees paid for being part of the committee. This committee was disbanded on March 7, 2025.
Mr. Rollinson, our CEO does not receive any additional compensation for serving as a director.
The following table sets out details of the flat fee structure for independent directors for 2024:
2024 fees (C$)
Board Chair1	$250,000
Board member (including Board Chair1)	$270,000
Chair — special committee1	$50,000
Chair — audit and risk committee	$50,000
Chair — corporate responsibility and technical, corporate governance and nominating or human resources and compensation committees	$30,000
Member (excluding the Chair) — special committee	$40,000
Member (excluding the Chair) — audit and risk committee	$20,000
Member (excluding the Chair) — corporate responsibility and technical, corporate governance and nominating or human resources and compensation committees2	$15,000

1.
For 2024, C$570,000 in total with the inclusion of Ms. McLeod-Seltzer’s board membership retainer and special committee chair fees.

2.
Ms. McLeod-Seltzer, as the Independent Chair of the board, did not receive a separate fee for being a member of the HRCC.

Deferred share units
The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.
A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.
42	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.
The number of DSUs granted to an independent director on the last day of each quarter in respect of their current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the trading day immediately preceding the date of grant.
At such time as an independent director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the independent director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.
As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Executive compensation discussion and analysis” starting on page 60). A summary of the compensation earned by Mr. Rollinson for 2024 is provided in the “Summary compensation table” on page 107.
Share ownership
In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in February 2025.
In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up their holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross’ Disclosure, Confidentiality and Insider Trading Policy (the Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company’s website at www.kinross.com.
The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2024 and whether they met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings C$1, 2	Exceeds/ (shortfall of) share ownership requirement by C$	Required level of ownership C$	Multiple of board retainer	Met current requirement
K. Dyte	2,819,840	2,009,840	810,000	10.44	Yes
G. Ives	2,372,268	1,562,268	810,000	8.79	Yes
A. Lethbridge	4,589,677	3,779,677	810,000	17.00	Yes
M. Lewis3	374,654	(435,346)	810,000	1.39	N/A
E. McGregor	1,787,405	977,405	810,000	6.62	Yes
C. McLeod-Seltzer	6,522,810	5,712,810	810,000	24.16	Yes
K. Osborne	6,031,570	5,221,570	810,000	22.34	Yes
G. Paspalas4	433,595	(376,405)	810,000	1.61	N/A
D. Scott	2,639,949	1,829,949	810,000	9.78	Yes
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
1.
Greater of book or market value as at December 31, 2024. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares on the TSX as at December 31, 2024: C$13.35.

2.
Market value was greater than book value for all directors as at December 31, 2024.

3.
Mr. Lewis was appointed to the board on May 10, 2023 and has until May 9, 2028 to meet his share ownership requirement.

4.
Mr. Paspalas was appointed to the board on January 1, 2024 and has until December 31, 2028 to meet his share ownership requirement.

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 71.
Director compensation table
The following table sets out the fees earned by independent directors who served as directors during 2024 and the proportion of fees taken in the form of DSUs.1
Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$2	Total Fees Earned in US$3	2024 Total DSUs value vested or earned in US$4	Value of all outstanding DSUs as at Dec 31, 2024 in US$5
I. Atkinson6	62,998	N/A	N/A	6,305	4,170	73,473	84,571	1,962,163
K. Dyte	187,650	N/A	20,850	13,900	6,950	229,350	157,823	1,584,020
G. Ives	187,650	N/A	34,750	38,225	8,340	268,965	171,508	999,249
A. Lethbridge	187,650	N/A	7,398	17,151	N/A	212,199	241,095	3,189,825
M. Lewis	187,650	N/A	N/A	20,850	6,950	215,450	128,764	260,385
E. McGregor	187,650	N/A	N/A	24,325	6,950	218,925	196,940	1,242,246
C. McLeod-Seltzer	187,650	173,750	34,750	N/A	N/A	396,150	306,164	4,419,268
K. Osborne	187,650	N/A	7,398	17,151	6,950	219,149	320,517	4,191,941
G. Paspalas	187,650	N/A	13,452	10,425	6,950	218,477	254,957	254,957
D. Scott	187,650	N/A	13,452	45,399	N/A	246,501	172,761	1,649,200
TOTAL	1,751,848	173,750	132,050	193,731	47,260	2,298,639	2,035,100	19,753,254

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using the December 31, 2024 exchange rate of C$1 = US$0.6950.

2.
Travel fees are paid in cash for all directors.

3.
Portion of fees taken in cash and/or DSUs:
Mr. Osborne and Mr. Paspalas — 100% of fees in DSUs
Ms. Lethbridge — 75% of fees in DSUs
Ms. McGregor — 70% of fees in DSUs
All other directors — 50% of fees in DSUs
Fees = board membership retainer + committee chair fee + committee member fee + Independent Chair retainer (for Catherine McLeod-Seltzer).

4.
Value as at December 31, 2024 of the 2024 compensation taken as DSUs, including dividend equivalents on DSUs. Please refer to the narrative under “Deferred Share Units” on page 42 for a description of the methodology used to grant and value DSUs.

5.
Value as at December 31, 2024 of all outstanding DSUs, including dividends on DSUs. Please refer to the narrative under “Deferred Share Units” on page 42 for a description of the methodology used to grant and value DSUs.

6.
Mr. Atkinson did not stand for re-election at the 2024 AGM and his 2024 fees were prorated.

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BOARD COMMITTEE REPORTS
The board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Recently, greater attention has been directed at: sustainability, climate change, the safety of tailings facilities; broader environmental and social issues; inclusion and diversity; and cybersecurity and artificial intelligence matters.
The corporate governance and nominating committee (CGNC) has overall responsibility for overseeing the company’s governance structure and corporate policies. The CGNC conducts an annual review of the board and committee charters and a bi-annual review of the company’s core governance policies. Where advisable, the CGNC recommends changes to the governance policies or charters of the appropriate board committee to improve oversight in emerging and key areas of governance.
The audit and risk committee (ARC) is the committee primarily tasked with the responsibility of business risk oversight. The committee discharges this oversight function through quarterly risk reviews with management, provides feedback on risk assessment and management processes, and recommends necessary follow-up action. It provides ongoing advice to the board on overall risk oversight. The corporate responsibility and technical committee (CRTC) has primary oversight of operational, environmental and social matters and receives input on risks and materiality from the ARC.
The ARC’s risk oversight mandate includes ongoing review of cybersecurity, privacy, technology, artificial intelligence, and data security risk exposures and the policies, procedures and mitigation plans in place to protect the security and integrity of Kinross’ information systems, data and related business continuity plans. The committee receives quarterly information technology (IT) and cybersecurity updates from management and conducts annual reviews of the company’s privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and data. The ARC considers the impact of IT and cybersecurity risks on the impact of the company’s strategy. IT security risk at Kinross is managed globally through a centralized, risk-based methodology. A dedicated team of IT security professionals manage the IT security risk processes and IT security operations. The company provides annual cybersecurity education and training for all of its employees, contractors and the board and additional training is provided for high-risk functions within the business. In furtherance of its oversight of privacy and data security risk mitigation measures, the ARC also receives regular updates on planned IT initiatives in collaboration with compliance and internal audit teams and receives updates on the evolving international IT regulatory framework. The company did not experience a material cybersecurity incident in 2024.
Sustainability matters pervade all aspects of our business and the company has a strong track record of consistent performance on these matters (the company’s sustainability and climate reports are available on the company’s website at www.kinross.com). The company’s board is ultimately responsible for the stewardship of the business and affairs of Kinross, including oversight of sustainability matters. Ongoing sustainability oversight by the board is discharged primarily through its four committees. Charters of each of the four committees address different facets of sustainability matters that correspond to the committee’s primary purpose and oversight function. Every year, the board and its standing committees conduct a review of their charters and recent updates have clarified oversight responsibilities for various sustainability matters. The charters of the board and its standing committees are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
In Q4 2022, a Special Committee of the board was established, comprised entirely of independent directors. The purpose of the Special Committee is to review, consider, direct and supervise a range of potential strategic transactions, including potential asset acquisitions and dispositions, financings and possible business combination and third-party sale transactions.
In 2024, following the announcement of Ms. McLeod-Seltzer’s planned retirement as board chair and a director, upon the recommendation of the CGNC the board established the chair succession committee (CSC) to help the board in managing the selection of and transition to a new board chair. The CSC was established, to ensure that the importance of the board’s next chair was given the requisite level of attention, from a committee composed of directors who were independent with respect to the selection of the chair. The work of the CSC resulted in the selection of Mr. Osborne to serve as chair, subject to his re-election at the meeting. The CSC was disbanded on March 7, 2025.
Detailed reports for each standing committee with respect to its mandate and activities for 2024 may be found in the following pages.
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BOARD COMMITTEE REPORTS
Audit and risk committee
Members as at December 31, 2024

Kerry D. Dyte	Glenn A. Ives (Chair)	Elizabeth D. McGregor	David A. Scott
The audit and risk committee (ARC) was composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and Mr. Ives, the Chair of the committee, and Ms. McGregor are financial experts in accordance with the New York Stock Exchange (NYSE) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.
Generally, the ARC is responsible for overseeing:
•
the integrity of Kinross’ financial statements,

•
the independent auditors’ qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee:
•
reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight and management of principal business and operational risks.

In carrying out its mandate, the ARC met four times in 2024, on each occasion also meeting in camera without management. The committee fulfilled its mandate by doing the following, among other things:
•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, and management’s discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained and reviewed treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2024 internal audit plan,

•
reviewed the committee’s charter,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

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•
evaluated the performance of the external auditors,

•
recommended the compensation of the external auditors for approval by the board,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross’ risk management activities including the implementation of an enterprise risk management system,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual, contingent or potential) and material legislative changes,

•
received reports on and considered the company’s compliance practices and whistleblower reports,

•
received updates on Kinross’ privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and artificial intelligence efforts, and

•
reviewed Kinross’ general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company’s ARC is contained in the company’s annual information form (AIF) under the heading Audit and Risk Committee and a copy of the ARC charter is attached to the AIF as Exhibit A. The AIF is filed annually, on or about March 31, under the company’s profile on SEDAR+ at www.sedarplus.ca. The charter of the ARC is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Glenn A. Ives”
Chair, audit and risk committee
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	47

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Corporate governance and nominating committee
Members as at December 31, 2024

Kerry D. Dyte (Chair)	Ave G. Lethbridge	Michael A. Lewis	Kelly J. Osborne
The corporate governance and nominating committee (CGNC) was composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.
Generally, the CGNC’s mandate includes:
•
assisting the Chair of the board in carrying out their responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of individual directors and the board as a whole,

•
receiving periodic reports under the company’s whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management,

•
evaluating appropriateness of continued board membership in line with the corporate governance guidelines, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Directors’ skills and experience” on page 41).
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In carrying out its mandate, the CGNC met four times in 2024, and met in camera without management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:
•
assessed the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross’ practices,

•
received reports on the whistleblower program and considered the company’s compliance practices,

•
assessed performance of individual directors and the board as a whole in accordance with previously approved processes (see “Assessing the board” on page 130), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the board regarding the above evaluations,

•
assessed the company’s directors and officers’ liability insurance needs,

•
oversaw the board chair succession process and considered the candidacy for board chair succession from three directors who had put their names forward. The CGNC made a recommendation to the board for the appointment of Mr. Osborne as the new board chair. As part of the development of the board chair succession process the CGNC engaged the services of Hugessen Consulting to provide input into the process,

•
recommended the creation of the chair succession committee

•
reviewed revisions to the charters of the board and committees and made recommendations to the board for approval,

•
reviewed the core policies of the company, and

•
engaged with the board and shortlisted candidates for board succession, which resulted in the appointment of Mr. Albino.

The Corporate Governance Guidelines and the charter of the CGNC are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Kerry D. Dyte”
Chair, corporate governance and nominating committee
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	49

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Corporate responsibility and technical committee
Members as at December 31, 2024

Michael A. Lewis	Elizabeth D. McGregor	Kelly J. Osborne	George N. Paspalas	David A. Scott (Chair)
The corporate responsibility and technical committee (CRTC) was composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.
Generally, the CRTC’s mandate includes:
•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental, sustainability and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing with management the company’s integration of sustainability policies, practices and goals into its business strategy and decision making, including management’s strategy for reducing the company’s carbon footprint,

•
overseeing management’s plans with respect to the identification and measurement of short- and long-term sustainability objectives for the company, including any related controls or assurance on measurement, and reviewing management’s performance against such objectives,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resource assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resource estimates,

•
reviewing and recommending to the board for approval, the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
reviewing and recommending to the board for approval the company’s voluntary sustainability reporting,

•
considering with management the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources.

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In carrying out its mandate, the CRTC met five times during 2024, on each occasion also meeting in camera without management. The committee fulfilled its responsibilities by doing the following, among other things:
•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company’s community and government relations initiatives, and on the implementation of the company’s corporate responsibility strategy,

•
received periodic reports on the company’s implementation of procedures for identifying, assessing, monitoring and managing sustainability risks,

•
reviewed with management the company’s strategy for reducing the company’s carbon footprint and greenhouse gas emissions,

•
reviewed and recommended for approval by the board, changes to the committee’s charter,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received updates on the company’s risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

•
reviewed material proposals for mining capital programs,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the board for approval, the 2025 operations and exploration budget, and

•
received updates on the company’s material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.
A copy of the CRTC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“David A. Scott”
Chair, corporate responsibility and technical committee
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	51

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Human resources and compensation committee
Members as at December 31, 2024

Glenn A. Ives	Ave G. Lethbridge	Catherine McLeod-Seltzer	George N. Paspalas (Chair)
The human resources and compensation committee (HRCC), which was composed entirely of independent directors, is responsible for approving company and executive performance objectives, assessing company and executive performance outcomes, making recommendations to the board on all matters relating to the compensation of executives, directors and employees of the company, and reviewing succession plans for the CEO and other executives, among other things.
For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to executives, directors and employees of other selected mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.
In 2024, the HRCC engaged Mercer to provide support in determining compensation for the company’s senior leadership team and independent directors (see “Independent advice”, page 65). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Director Compensation — Approach” starting on page 41, “Executive compensation discussion and analysis” starting on page 60 and “Compensation governance” on page 61.
The HRCC annually reviews succession plans for the CEO and senior leadership team, and reviews the process for succession and development below the executive level. Potential CEO and senior leadership team candidates are identified, and their development plans are reviewed by the committee. Development plans and progress of internal candidates against those plans are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. From time to time, the HRCC undertakes an independent third-party process to assess the readiness and development priorities of potential CEO candidates.
The mandate of the HRCC has been formalized in a written charter.
In carrying out its mandate, the HRCC met six times in 2024, on each occasion also meeting in camera without management.
In fulfilling its mandate in 2024, the HRCC:
•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2024 comparator group,

•
reviewed long-term incentive plan program attributes including the mix of restricted share units and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 100,

•
“stress-tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

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•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, and reviewed candidates identified for each position,

•
reviewed and oversaw the implementation of a new program for the assessment and development of key senior talent,

•
oversaw a human resources strategy with a focus on talent acquisition, retention, performance management, and leadership,

•
considered Kinross’ performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated their performance,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
oversaw management’s efforts in establishing an inclusive and diverse culture in furtherance of the company’s values,

•
reviewed all of the company’s global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the HRCC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“George Paspalas”
Chair, human resources and compensation committee
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	53

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Special committee
Members as at December 31, 2024

Glenn A. Ives	Catherine McLeod-Seltzer (Chair)	David A. Scott
The special committee was composed entirely of independent directors. The mandate of the special committee is to review, consider, direct and supervise a range of potential strategic transactions, including potential asset acquisitions and dispositions, financings and possible business combination and third-party sale transactions.
Generally, the special committee’s mandate includes:
•
reviewing, directing and supervising the process to be carried out by the company and its professional advisors in assessing any potential transaction,

•
reviewing and considering the proposed terms, conditions and structure of any potential transaction and, if necessary or appropriate, proposing changes, modifications or alternatives to any potential transaction,

•
supervising the conduct of, and, to the extent necessary or appropriate, engaging in, the negotiations or discussions on behalf of, the company with respect to any potential transaction,

•
considering all legal and regulatory requirements applicable to any potential transaction,

•
supervising and directing the conduct of any communications and discussions with respect to any potential transaction,

•
considering and making recommendations to the board with respect to any potential transaction, processes related to any potential transaction and updating the board from time to time concerning the work of the special committee and delivering such interim reports to the board that the special committee determines to be appropriate,

•
supervising the preparation of any fairness opinions that may be required in connection with potential transactions, and reviewing with any provider the key factors, methodologies and assumptions used in preparing such valuation and/or opinion, and

•
considering all matters, and exercising all powers necessary, appropriate or incidental to the foregoing.

While no formal meetings were held during 2024, committee members worked diligently throughout the year to help ensure the committee’s mandate was fulfilled and support management on strategic matters.
The special committee will continue in existence until it is dissolved by the board or until the special committee determines that its responsibilities have been fully performed and its continuance is no longer necessary.
“Catherine McLeod Seltzer”
Chair, special committee
54	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Chair succession committee
Members as at December 31, 2024

Kerry D. Dyte (Chair)	Catherine McLeod-Seltzer	Elizabeth D. McGregor
The Chair succession committee (CSC) was composed entirely of independent directors. The mandate of the CSC is to review, consider, direct and supervise the process for selecting the next independent Chair of the board.
In carrying out its mandate, the CSC met on December 8th and 9th, 2024 with each individual director and also met separately in camera. They also held two additional meetings, one of which was in camera and one of which was with the CGNC.
In fulfilling its mandate in 2024, the CSC:
•
together with the CGNC oversaw succession planning for the independent Chair of the board.

•
considered Mr. Osborne’s candidacy for board chair succession and made a recommendation to the CGNC for his appointment.

The CSC was disbanded on March 7, 2025.
“Kerry D. Dyte”
Chair, Chair succession committee
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	55

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Executive Compensation
Kinross’ executive compensation program is driven by four key objectives:
•
aligning executive interests with Kinross’ long-term strategy and those of shareholders

•
reinforcing Kinross’ operating performance and execution of strategic objectives

•
enabling Kinross to attract and retain high performing executives

•
aligning pay and performance in a way that is transparent and understood by all stakeholders

Executive compensation decisions for 2024 recognized the year’s excellent performance. Strong results were delivered in key areas, including operational and financial, projects and exploration, safety and sustainability, and total shareholder return.

Approximately 80% of CEO and aggregate NEO total direct compensation is “at risk” and tied to company performance, with equity making up at least 50% of the SLT’s total direct compensation	CEO equity ownership is approximately 27 times his salary
The CEO’s equity ownership was approximately 27 times his average salary, far exceeding the requirement of six times his average salary.

The large equity component of annual compensation and the significant value held in Kinross shares means that changes in the Company’s share price directly impact the value of the compensation ultimately realized by executives.
Our “Say on Pay” results reached over 93% support in 2024

Over the past several years, we have made a number of changes to our compensation program based on feedback from shareholders, and were pleased to see our “Say on Pay” results reach over 93% support in 2024, and average 90% over the last ten years.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LETTER TO SHAREHOLDERS
Dear Shareholders,

Oversight of Kinross’ executive compensation program is a key responsibility of the human resources and compensation committee (the committee). As the newly-appointed Chair of this committee, I am pleased to provide a brief overview of the company’s compensation objectives and highlights from the board’s executive compensation decisions for 2024.
EXECUTIVE COMPENSATION OBJECTIVES
Executive compensation at Kinross is driven by four key objectives:
1.
Reinforcing Kinross’ operating performance and execution of strategic objectives

2.
Aligning executive interests with Kinross’ long-term strategy and the interests of shareholders

3.
Enabling Kinross to attract and retain high-performing executives

4.
Aligning pay and performance in a way that is transparent and understood by all stakeholders

George N. Paspalas
We review our compensation program annually to ensure it supports these objectives, while also responding to evolving pay and governance best practices, market trends, and shareholder feedback. We believe we have designed a well-balanced compensation program that meets our key objectives and strongly aligns executive compensation with company performance and the shareholder experience. Highlights of the program include:
•
Approximately 80% of executive compensation is “at risk” and tied to company performance.

•
Equity makes up at least 50% of direct compensation for the senior leadership team (SLT), and 55% of that equity is in the form of restricted performance share units, which vest only when specific performance targets are achieved (including a relative total shareholder return metric weighted at 50%).

•
Senior executives are required to hold equity through our share ownership guidelines and currently, our CEO’s share ownership represents approximately 27 times his salary, far exceeding his requirement of six times.

•
Shareholder support for our “Say on Pay” vote has been strong, reaching over 93% in 2024 and averaging approximately 90% over the last ten years.

2024 PERFORMANCE RESULTS
Assessing the company’s annual performance is a key factor in determining executive compensation and requires an objective review of performance against the goals and targets that were established at the beginning of the year.
Kinross continued its strong performance in 2024 and delivered excellent results in several key areas, including:
•
Operational and financial performance: Kinross met its annual guidance on production, cost, and capital expenditures, achieved record attributable free cash flow1 of over $1.3 billion, which more than doubled year-over-year, and increased margins by 37%, significantly outpacing the rise in gold price. The company strengthened its balance sheet by paying down $800 million of its $1 billion term loan (repaying the remaining $200 million in early 2025). Kinross’s three-year production outlook remains strong at 2 million Au eq. oz. per year.

•
Projects and exploration:

○
At Great Bear, the company released a robust Preliminary Economic Assessment (PEA), which was well-received by the market and reaffirmed our view of a high-quality, high-margin asset with a sizeable resource and significant exploration potential. Key permits were received for the Advanced Exploration (AEX) program and early works commenced on AEX development, including tree clearing and earthworks.

1.
Attributable free cash flow is a non-GAAP measure and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides investors with the ability to better evaluate Kinross’ underlying performance. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121.

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○
Production at Manh Choh commenced on schedule, significantly increasing production at Fort Knox.

○
Exploration drilling advanced at Round Mountain Phase X with results showing strong grades and widths, supporting the thesis for potential bulk mining.

○
At Curlew, exploration successes led to the addition of 125,000 ounces to inferred resources at an average grade of 9.0 g/t Au.

○
In Chile, permitting work for mine life extensions at La Coipa and baseline studies to support the Environmental Impact Assessment (EIA) for the Lobo-Marte project progressed.

○
At Bald Mountain, the receipt of the Juniper permit enabled the conversion of approximately 1 million ounces from resources to reserves and resulted in a decision to proceed with the Redbird Phase 1 project, which is expected to extend production at Bald Mountain into 2028.

•
Safety and sustainability: The company maintained injury frequency rates that are among the lowest in the mining industry, continued to deliver strong sustainability performance as reflected in external ratings by MSCI, LSEG, Moody’s, and Sustainalytics, and was named to the S&P 2025 Global Sustainability Yearbook for the 12th time since 2012. The company completed 19 energy efficiency projects across sites in 2024, and the company is on track to achieve its greenhouse gas (GHG) target of reducing emissions intensity by 30% by 2030 from its 2021 baseline. The company’s focus on governance remained strong and Kinross was the top scoring gold mining company in The Globe and Mail’s annual corporate governance ranking, ranking in the top 10% of companies overall.

•
Total Shareholder Return (TSR): The company’s outstanding results are reflected in our share price performance in 2024, which was among the best in our peer group with TSR of 69%. Kinross also delivered strong long-term performance, with three-year TSR of 95% and five-year TSR of 139%, significantly exceeding the S&P TSX Gold Index. Our strong share price performance and quarterly dividend have generated significant value for our shareholders.

More details on company performance are included in the board Chair’s letter to shareholders on page 5.
2024 COMPENSATION DECISIONS
In line with Kinross’ pay-for-performance philosophy, the board’s compensation decisions consider and reflect the year’s outstanding performance. Performance is primarily based on metrics designed to reflect outcomes within management’s control, rather than factors outside of their control (such as gold price), and as such, the year’s strong operational and strategic outcomes, significantly factored into the board’s decisions.
•
The SLT received a company performance rating of 130% of target, calculated based on the SLT measures as outlined on page 83. This reflects excellent performance on key measures, including, delivering against guidance, generating record free cash flow, project advancement and long-term value creation as measured by targeted strategic accomplishments, and exceptional total shareholder return.

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•
CEO and other NEO compensation increased year-over-year, as a result of the higher company score in 2024 over 2023 and salary increases in 2024, which were based on a review of roles, performance, internal equity and market data, as described in more detail under “Base Salary” on page 78.

•
The salary adjustment was Mr. Rollinson’s first since 2020 and reflects the consistent performance and leadership he has brought to the organization over the past 12 years as CEO. Following the review and adjustment of salaries in 2024, the board determined that the current CEO salary was appropriate based on the market, internal equity, and responsibilities, and no increase was recommended for 2025.

SHAREHOLDER ENGAGEMENT
Shareholder engagement plays an important role in our approach to executive pay to ensure our compensation policies remain aligned with the interests of Kinross and its shareholders. In 2024, we conducted our 11th annual shareholder outreach, contacting our 30 largest shareholders (representing approximately 50% of our issued and outstanding shares) to offer meetings to discuss compensation, governance and sustainability matters. We appreciate the time our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs.
I encourage you to continue to reach out to us with feedback related to our pay programs and to exercise your “Say on Pay” rights as a shareholder by voting on the advisory resolution on the company’s approach to executive compensation. Thank you for your interest and support.
Sincerely,
George N. Paspalas
Chair, human resources and compensation committee
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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Kinross’ executive compensation program covers the senior leadership team (SLT), and includes base pay, a short-term cash incentive, long-term equity incentives, pension and other benefits. In 2024, the named executive officers (NEOs) included the Chief Executive Officer (CEO) and four other members of the SLT.
Kinross Named Executive Officers
J. Paul Rollinson Chief Executive Officer
Andrea S. Freeborough Executive Vice-President and Chief Financial Officer
Geoffrey P. Gold President
Claude J.S. Schimper Executive Vice-President and Chief Operating Officer
William D. Dunford Senior Vice-President, Technical Services
PHILOSOPHY AND APPROACH
The following summarizes Kinross’ compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:
Align executive interests with Kinross’ long-term strategy and those of shareholders	Reinforce Kinross’ operating performance and execution of strategic objectives
Alignment	Performance

▶
Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking

▶
Including long-term equity-based incentives as a significant portion of annual compensation

▶
Requiring executives to hold common shares

▶
Linking a portion of compensation to corporate
performance, including annual operating
performance

▶
Linking a portion of compensation to individual
performance, including behaviours that support
Kinross values

Enable Kinross to attract and retain high performing executives	Align pay and performance in a way that is transparent and understood by all stakeholders
Competitive	Transparent
▶ Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors	▶ Clear and complete disclosure of executive compensation approach and rationale
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COMPENSATION GOVERNANCE
COMPENSATION OVERSIGHT
Oversight of Kinross’ director and executive compensation programs lies with the human resources and compensation committee.
In 2024, four independent directors sat on the human resources and compensation committee. The board determined that the composition of the committee should include the Chair of the board and at least one of the Chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resources and compensation committee may benefit from their input and expertise.
All of the 2024 human resources and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations, and the Chair of the committee also has experience and expertise in executive compensation. Three members currently serve on the compensation committees of other public issuers.
Three members of the human resources and compensation committee are financially literate (as such term is defined in National Instrument 52-110) and one of its members is also currently the Chair of the audit and risk committee at Kinross. The committee includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.
In 2024, the Chair of the human resources and compensation committee also served on the corporate responsibility and technical committee, thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation. This operational knowledge is also useful in the assessment of company performance and in the evaluation of the appropriateness of performance metrics and targets.
You can find more information about the background, experience, and independence of each human resources and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 28.
SHAREHOLDER ENGAGEMENT AND SAY ON PAY
Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, including corporate strategy, environmental, social and governance matters, company performance, and executive compensation (see also “About shareholder engagement” on page 138). Kinross senior executives and board members meet with shareholders on a regular basis each year through various events, meetings, or discussions to discuss items of interest to those shareholders.
In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the “Say on Pay” vote, are publicly filed under the company’s profile on the SEDAR+ website at www.sedarplus.ca.

Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the board, we have made this systematic outreach process an annual event, and have expanded it to cover more shareholders and include sustainability as a discussion topic. Since we initiated the program in 2014, shareholder support has been strong for our executive compensation program and practices, reaching over 93% in 2024 and averaging approximately 90% over the last ten years. Our “Say on Pay” voting results since our program began are summarized below.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Year	Votes “for” (%)
2015	94.11
2016	88.76
2017	93.93
2018	92.75
2019	75.44
2020	92.70
2021	88.67
2022	90.61
2023	91.03
2024	93.23
The feedback we receive during these meetings is shared with the human resources and compensation committee of the board (the committee). The committee takes this feedback seriously and considers it in the annual review of our compensation programs. Over the past ten years, it has been a factor that has influenced several changes that we have made to our compensation and governance programs.
In 2024, we again contacted our 30 largest shareholders (excluding any broker dealers), any shareholders who had withheld or voted against one or more matters at the last annual shareholder meeting, as well as two prominent proxy advisory firms. These shareholders held, in aggregate, approximately 50% of our issued and outstanding shares. Kinross offered to make members of senior management, and/or a member of the board of directors, if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation, and sustainability.
We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs.
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MANAGING RISK
Within the context of Kinross’ risk oversight practices, the human resources and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.
Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:
What we do
Link incentive compensation measures to strategic and annual objectives
Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement
Tie pay to performance by having more than 75% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance
Cap incentive payments (up to 200% on short-term incentives and restricted performance share unit vesting)
Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards
Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range
Align interests of executives with those of shareholders through meaningful share ownership guidelines
Use an independent compensation advisor
Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
Provide shareholders with a “Say on Pay” and conduct an annual shareholder outreach

Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation received by members of Kinross’ senior leadership team prior to October 2, 2023 who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received. Incentive compensation received on and after October 2, 2023, is subject to recoupment in compliance with the rules of the U.S. Securities Exchange Act of 1934 and the New York Stock Exchange.

Maintain double-trigger change of control severance provisions in executive agreements
Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
Implement equity plans that prohibit option cash buyouts and repricing
Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs
Credit additional years of service not earned in the retirement plan
Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
Reprice or reload options
Provide loans to executives
Provide excise tax gross-ups for change-in-control payments
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ANNUAL RISK REVIEW
Each year, the human resources and compensation committee completes a risk review of the compensation programs, policies, and practices for executives and other employees.
This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making, or fraud.
As part of its compensation risk review in 2024, the human resources and compensation committee completed the following:
Reviewed “risk” in Kinross’ global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.
Process
The human resources and compensation committee reviewed Kinross’ compensation programs, practices, and documentation in the context of:
•
incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls, and processes;

•
Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

•
key business risks.

As part of the risk review process, Internal Audit reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome
The human resources and compensation committee has reviewed Kinross’ compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resources and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to ensure rewards are appropriate under various scenarios.
Process
The human resources and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
•
base salary fixed at current levels;

•
short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•
all outstanding long-term incentive awards at a range of possible future values:

•
share prices ranging from approximately −75% up to +182% of share prices (at the time of the review in mid 2024); and

•
RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the human resources and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome
The human resources and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers and review the effectiveness of the executive compensation program in aligning pay to performance.
Process
The human resources and compensation committee reviewed a range of realized and realizable pay calculations as follows:
•
Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS, and Securities and Exchange Commission (SEC) “compensation actually paid” methodologies;

•
Compared realized/realizable pay and performance to the peer group over a three-year period (2021-2023); and

•
Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, and change in operating cash flow.

Outcome
The human resources and compensation committee is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed very strong alignment to relative TSR performance.

INDEPENDENT ADVICE
The human resources and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites), and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of  $1,099,341 do not impact or influence the compensation paid to Kinross’ board advisor. The board is confident that Mercer’s independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross’ human resources and compensation committee.
1.
Provision of other services to Kinross Gold Corporation by the advisor’s employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resources and compensation committee, the decisions reached by the committee reflect factors, and considerations beyond the information and recommendations provided by Mercer.
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In respect of fiscal 2024, Mercer conducted a competitive benchmarking analysis for the senior leadership team members, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the six human resources and compensation committee meetings in 2024.
The human resources and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time-to-time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resources and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.
Below is a summary of the fees paid to Mercer for its services to the human resources and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.
Services provided	2024 (US$)1	Services provided	2023 (US$)1
Executive compensation-related fees	$93,983	Executive compensation-related fees	$64,770
Competitive benchmarking analysis for the SLT and independent directors		Competitive benchmarking analysis for the NEOs
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at human resources and compensation committee meetings		Attendance at human resources and compensation committee meetings
Other fees — Mercer	$22,663	Other fees — Mercer	$18,255
Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark
Other fees — affiliated organizations	$1,099,341	Other fees — affiliated organizations	$1,503,496
Marsh Canada Limited – insurance brokerage fees		Marsh Canada Limited – insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for C$1.00: 2024 — 0.6950, 2023 — 0.7561.

ANNUAL REVIEW AND DECISION MAKING
Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 61.
The human resources and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on these factors and any changes made as a result of the 2024 review are described in the following sections.
MARKET AND PEER REVIEWS
To ensure that our executive compensation program continues to meet its key objective of  “enabling Kinross to attract and retain high performing executives”, the human resources and compensation committee approves the companies in Kinross’ compensation comparator group on an annual basis. In 2024, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.
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The company targets compensation in the median range of the comparator group

In completing this review and making changes, the human resources and compensation committee:
•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between one-third and three times Kinross’ size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

Criteria
Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);
Similar market capitalization and revenue (generally between one-third and three times that of Kinross over a one- to five-year period, with some exceptions for key gold comparators);
Headquartered in Canada or US (except key gold comparators); and
Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the committee removed Newcrest, a company that was acquired by Newmont in 2023, from the 2024 comparator group, and added Alamos Gold and Evolution Mining.
Kinross’ size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate balance of small and large companies as measured by revenue and market capitalization.
REVENUE: THREE-YEAR AVERAGE
(US$ MILLIONS)
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MARKET CAPITALIZATION: THREE-YEAR AVERAGE
(US$ MILLIONS)
The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):
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The following is the 2024 compensation comparator group, along with the financial data considered by the human resources and compensation committee when it approved the comparator group in the first half of 2024:
			Revenue (US$ millions)1		Market Cap (US$ millions)1
Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations2	3 Year Average (2021-2023)	2023	3 Year Average (2021-2023)	2023 Average
Agnico Eagle Mines Ltd (AEM)	Gold	Australia, Canada, Finland, Mexico	$5,397	$6,627	$20,350	$27,356
Alamos Gold Inc. (AGI)	Gold	Canada, Mexico	$889	$1,023	$3,681	$5,356
AngloGold Ashanti Limited (AU)	Gold	Australia, Brazil, Tanzania, Ghana, Democratic Republic of Congo, Guinea	$4,371	$4,582	$8,196	$8,100
B2 Gold Corporation (BTO)	Gold	Mali, Namibia, Philippines	$1,810	$1,934	$4,286	$4,132
Barrick Gold Corporation (ABX)	Gold	United States, Tanzania, Canada, Democratic Republic of Congo, Mali, Papua New Guinea, Dominican Republic, Côte D’Ivoire, Argentina, Saudi Arabia, Zambia, Chile	$11,465	$11,397	$33,489	$32,253
Cameco Corporation (CCO)	Consumable Fuels	Canada, Kazakhstan	$1,510	$1,918	$10,624	$18,781
Endeavour Mining PLC (EDV)	Gold	Burkina Faso, Côte d’Ivoire, Senegal	$2,422	$2,115	$4,894	$4,979
Evolution Mining Ltd (EVN)	Gold	Canada, Australia	$1,463	$1,499	$4,668	$5,347
First Quantum Minerals Ltd. (FM)	Copper	Australia, Finland, Mauritania, Panama, Spain, Turkey, Zambia	$7,098	$6,456	$15,206	$5,698
Gold Fields Limited (GFI)	Gold	Australia, Canada, Chile, Ghana, Peru, Netherlands, South Africa	$4,328	$4,501	$10,058	$13,588
Lundin Mining Co. (LUN)	Copper	Argentina, Brazil, Chile, Portugal, Sweden, United States	$3,254	$3,392	$6,029	$6,350
Newmont Corporation (NEM)	Gold	Africa, Australia, Canada, Caribbean, Latin America, Papua New Guinea, United States	$11,983	$11,812	$43,518	$47,681
Northern Star Resources LTD (NST)	Gold	Australia, United States	$2,535	$2,781	$8,395	$10,722
Pan American Silver Corp. (PAAS)	Silver	Argentina, Bolivia, Brazil, Canada, Chile, Guatemala, Mexico, Peru, United States	$1,815	$2,316	$5,190	$5,972
SSR MINING INC (SSRM)	Gold	Argentina, Canada, Peru, Mexico, Turkey, United States	$1,350	$1,427	$3,388	$2,185
Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$11,542	$11,126	$17,404	$21,938

1.
Source of revenue and market capitalization: Bloomberg, in US$.

2.
Scope of operations information was gathered from each company’s corporate website.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the senior leadership team (SLT), when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g., pension and benefits), and market best practices. In addition, the human resources and compensation committee reviews compensation levels of companies in the S&P/TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.
Each compensation element for each SLT member is reviewed against the 25th, 50th, and 75th percentiles for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation so that total compensation reflects performance.
Where an executive is new to the role or executive performance is below expectations, total compensation will typically be lower relative to the market; and where an executive achieves exceptional results, it will typically result in higher total compensation. However, in all cases, the comparator data is used as a reference and guideline, and other factors are considered by the human resources and compensation committee in determining compensation for executives.
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In addition, the company maintains a performance peer group comprised of the following gold companies: Agnico-Eagle, Alamos, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour Mining, Evolution, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, and SSR Mining. As these companies are subject to the same commodity cycle and price pressures, we believe that they are the most relevant group for assessing performance. The human resources and compensation committee considers this peer group when assessing Kinross’ relative total shareholder returns.
COMPENSATION MIX
To meet the objectives of the Kinross
executive compensation program,
Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives.
The human resources and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the senior leadership team. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity for the senior leadership team. For 2024, after the initial compensation recommendations were prepared and the mix reviewed, the decision was made to adjust Mr. Gold’s and Ms. Freeborough’s cash and equity compensation to achieve this target, as outlined in greater detail under “Short-Term Incentive Plan”.
The mix in direct compensation achieved in 2024 for Kinross’ CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under “Components of Executive Compensation” starting on page 77.

2024 Compensation mix — CEO1
Paul Rollinson	Actual (US$)
Base salary	1,181,500
Short-term incentive	2,259,619
Equity — RPSUs	1,858,499
Equity — RSUs	1,520,590
Total equity	3,379,090
Total “at-risk” compensation2	5,638,708

2024 Average compensation mix — Other NEOs1
Other NEOs (excluding CEO)	Actual (US$)
Base salary	470,862
Short-term incentive	582,453
Equity — RPSUs	587,251
Equity — RSUs	480,478
Total equity	1,067,728
Total “at-risk” compensation2	1,650,182

Figures in tables and charts may not add up to due to rounding
1.
Compensation in Canadian dollars was converted to U.S. dollars for purposes of these graphs using the exchange rate of C$1.00 = US$0.6950.

2.
In 2024, total “at-risk” compensation reflects annual compensation figures paid or granted, excluding base salary.

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The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. The human resources and compensation committee increased the RPSU weighting on five occasions from 2008 to 2018, and RPSUs have made up 50% or more of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO). Beginning in 2019, the committee removed options from the equity mix and further increased the weighting on RPSUs to 55% for the senior leadership team, to create better alignment with shareholder interests by putting a greater emphasis on performance-based equity. At the same time, the weighting on restricted share units (RSUs) increased to 45% for the senior leadership team. There were no changes to the equity mix for the 2024 annual compensation awards.
Based on its review, the human resources and compensation committee concluded that the company’s compensation mix in 2024 met its stated objectives.
SHARE OWNERSHIP
An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold equity through share ownership guidelines.
Kinross implemented a share ownership policy for its senior leadership team (SLT) in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s RPSUs in the calculation in 2012. In 2018, the policy was expanded to include other senior vice-presidents, and in 2019 it was further expanded to include members of the leadership advisory team (LAT). In 2023, the requirement for the CEO increased from 5 to 6 times salary.
Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity- settled restricted share units, and/or restricted performance share units (RPSUs) (but not options or cash-settled restricted share units), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement, or the date they become subject to these requirements.
We believe that our policy is balanced and that the inclusion of a portion of RPSUs is appropriate given the significant portion of LTI included in annual compensation (at least 50% for the SLT), that RPSUs make up over half of the annual LTI award (55% for the SLT), and that RPSUs are fully settled in common shares (not in cash or phantom stocks). It is important to note that cash-settled restricted share units and stock options are not included in the calculation of eligible holdings. Furthermore, only 80% of RPSUs are counted, which is a reasonable portion, considering that the performance vesting factor has averaged close to 90% over the last ten years. In addition, our time period of three years to meet the requirements is significantly shorter than the more common market practice of five years, providing a balanced approach to the inclusion of a portion of equity-settled RPSUs. Currently, the CEO not only holds significantly more than his requirement, but also meets the requirement based only on his vested common shares, demonstrating that our share ownership guidelines achieve alignment of executive interests with those of shareholders.
On an annual basis, Kinross reviews its share ownership policy as part of its annual compensation program review to ensure alignment with market and best practices, its long-term strategy, and the interests of shareholders.
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Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.
While the company has not implemented a holding policy, as a practice, Kinross executives generally hold a large portion of the shares they receive, both before and after meeting the share ownership requirements.
The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2024. All of Kinross’ NEOs have exceeded their requirements.
Name	Eligible share holdings1, 2, 3				2024 share ownership
	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value4 (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement5
	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$4,251,611	$9,922,228	$15,657,612	$29,831,451	6x	$6,727,600	26.6x	4.4x	n/a
	458,234	1,069,407	1,687,561	3,215,202					(met deadline)
Andrea S. Freeborough	$1,122,148	$2,609,774	$2,856,198	$6,588,120	3x	$1,292,700	15.3x	5.1x	n/a
	120,944	281,279	307,838	710,061					(met deadline)
Geoffrey P. Gold	$1,863,783	$4,297,733	$4,257,937	$10,419,453	3x	$1,793,100	17.4x	5.8x	n/a
	200,877	463,205	458,916	1,122,998					(met deadline)
Claude J.S. Schimper	$1,114,965	$2,411,240	$118,808	$3,645,013	3x	$1,285,750	8.5x	2.8x	n/a
	120,170	259,881	12,805	392,856					(met deadline)
William D. Dunford	$935,797	$714,642	$437,720	$2,088,159	3x	$851,947	7.4x	2.5x	September 1, 2026
	100,859	77,023	47,177	225,059

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs, or the dividend reinvestment price for unvested RSUs/RPSUs received from dividends. Market value was calculated using the common share price on the TSX on December 31, 2024 of C$13.35.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

4.
Based on the average year-end base salary for the years 2022, 2023 and 2024. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of C$1.00 = US$0.6950, with the exception of Mr. Dunford’s 2022 year-end salary which was in U.S. dollars.

5.
Mr. Dunford has three years from the date of his promotion to the senior leadership team to meet his share ownership requirement. Mr. Dunford was promoted to the senior leadership team on September 1, 2023. Mr. Dunford has already met his requirement.

The following table shows the aggregate value of Mr. Rollinson’s total eligible shareholdings using the market value of a common share on the TSX on December 31, 2024 of C$13.35 to value his holdings. Mr. Rollinson has exceeded his requirements using the market value approach.
	Eligible shareholdings1, 2 — Market Value
Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)	Holdings multiple of average salary
J. Paul Rollinson	$15,657,612	$4,251,611	$19,909,223	$9,922,228	$29,831,451	26.6x

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

In addition, Mr. Rollinson directly owns common shares equal in value to more than two times his total direct compensation (comprised of all elements from the Summary Compensation Table except for Pension Value and All Other Compensation) for 2024.
Name	Value of common shares (US$)	Value of total direct compensation (US$)	Holdings multiple of total direct compensation
J. Paul Rollinson	$15,657,612	$6,820,208	2.3x
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PAYING FOR PERFORMANCE
A substantial portion of the NEO’s compensation is at risk and linked to the company’s performance:
•
short-term incentive payments are determined based on annual company performance

•
RPSUs vest based on company performance over a three-year period

•
the realized value from equity incentives reflects share price performance over time

Establishing Performance Measures
Determining appropriate metrics to measure company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:
•
help align executive interests with Kinross’ long-term strategy and the interests of shareholders

•
reinforce Kinross’ operating performance and execution of strategic objectives

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital-intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured through our restricted performance share units, and through the share price as reflected in the realized value of the equity executives receive.
The following is an overview of the measures in our 2024 short- and long-term incentive plans:
Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “STI Plan: Company Performance Measures — SLT Measures”
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on page 80. From the company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.
Assessing Performance
At the end of the year, company performance is assessed based on the company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the company. In addition, company performance is reviewed relative to competitor companies and a company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and company performance, as well as the overall pool for equity awards approved by the human resources and compensation committee.
Compensation Recommendations
These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.
After reviewing the initial compensation recommendations, the CEO and the human resources and compensation committee may make adjustments to the recommendations for senior leadership team members based on pay mix, market positioning, internal equity, retention, and shareholder returns, as well as extraordinary circumstances.
For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “2024 Company Performance: SLT measures” on page 82, and “2024 Individual performance: Named executive officers”, starting on page 88.
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Aligning Executive Compensation and Total Shareholder Return
One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. We accomplish this in a number of ways:
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Compensation Approval Process
The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:
The CEO evaluates each SLT member based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resources and compensation committee regarding their individual short-term incentive component. The CEO and human resources and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined below.
Using Discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resources and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions. For information on discretion used in 2024 compensation decisions, see “Short-Term Incentive Plan” on page 79.
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COMPONENTS OF EXECUTIVE COMPENSATION
The table below summarizes the components of our 2024 compensation plans applicable to all NEOs.
Component	Form	Period	How we determine the award
Total Direct Compensation
Base salary	Cash	One year	Based on role, market comparators, internal equity, individual experience, and performance.
Short-term Incentive	Cash	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.
Long-term incentive1	Restricted share units (RSUs)	Three years; vest in thirds over three years
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target based primarily on company and individual performance.
The human resources and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For the 2024 grant (granted in February 2025), RSUs made up 45% of the SLT’s annual long-term incentive award (one-third cash-settled and two-thirds equity-settled).

	Restricted performance share units (RPSUs)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
The final number of shares vested is based on company performance relative to performance measures. For the 2024 grant (granted in February 2025), these measures were: relative total shareholder return, attributable production, and attributable all-in sustaining cost2.
For the 2024 grant, RPSUs made up 55% of the SLT’s annual long-term incentive award. RPSUs are 100% equity-settled.

Benefit & Retirement Plans
Employee benefits and perquisites	Benefits and perquisites	Ongoing
Based on market comparators.
Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan	Continuous based on eligibility requirements
Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement plans	Executive retirement allowance plan (ERAP)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the senior leadership team.

1.
Stock options were removed from the long-term incentive mix starting with the 2019 grant (granted in February 2020) and were not included in the 2024 grant (granted in February 2025). Information on stock options and the Share Option Plan is outlined on page 115.

2.
Attributable all-in sustaining cost for compensation purposes as described under “LTI Plan: Company Performance Measures — RPSU Performance Measures” starting on page 96.

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TOTAL DIRECT COMPENSATION
BASE SALARY
To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.
Base salaries paid to individual executives reflect:
•
the scope, complexity and responsibility of the position

•
salary levels for similar positions in Kinross’ comparator group

•
the executive’s previous experience and time in role

•
the executive’s performance

Each year Kinross reviews competitive market data and completes individual performance assessments. Where appropriate, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market.
The human resources and compensation committee reviewed base salaries for the SLT in February 2024 and approved increases to recognize performance and to better align to the market and internal equity. For Ms. Freeborough, the increase also recognized her additional responsibility of oversight for the supply chain function, which she took on in 2023, and for Mr. Gold, the increase was also in recognition of his promotion to the role of President in 2024. For Mr. Rollinson and Mr. Gold, this was their first base salary increase since 2020. Further information regarding each executive’s 2024 base salary is provided with the “Summary Compensation Table” on page 107.
In February 2025, the committee again reviewed salaries for the SLT and approved modest adjustments for Ms. Freeborough, Mr. Schimper and Mr. Dunford to keep pace with the market. Salaries were not increased for Mr. Rollinson and Mr. Gold.
The following are the salaries for the named executive officers (all payable and shown in Canadian dollars) for 2025:
Named Executive Officer	2025 Base Salary (C$)
J. Paul Rollinson	1,700,000
Andrea S. Freeborough	670,000
Geoffrey P. Gold	900,000
Claude J.S. Schimper	670,000
William D. Dunford	535,000
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SHORT-TERM INCENTIVE PLAN
Kinross’ short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team’s short-term incentives are calculated as follows:
Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. Targets for each NEO are outlined on page 82. No adjustments were made to the targets for NEOs for 2024 or 2025.

Company Performance Multiplier (75%)
•
•
Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company’s relative performance compared to its competitors.

•
The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 to 200%, and makes up 75% of their total short-term incentive.

•
The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team.

Individual Performance Multiplier (25%)
•
For the senior leadership team, the remaining 25% of the short-term incentive is based on individual performance and for other employees the weighting on individual performance is 50%.

•
The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 to 200%).

•
A similar review for the CEO’s performance is completed by the human resources and compensation committee.

•
The assessment of individual performance is not a formulaic process and judgement is exercised in determining the individual performance multiplier to be applied.

Details on the assessment of company performance and the resulting performance multiplier are outlined under “2024 Company Performance: SLT measures” starting on page 82. Details regarding individual performance and the resulting multipliers are provided under “2024 Individual performance:  Named executive officers”, starting on page 88.
Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the senior leadership team to better align cash and equity to the target pay mix. In addition, the CEO and the human resources and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and the human resources and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances, and market conditions as outlined under “Using discretion” on page 76.
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In respect of compensation outcomes for 2024, the human resources and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee elected to exercise its discretion to reduce Mr. Gold’s short-term incentive by C$200,000 and Ms. Freeborough’s short-term incentive by C$41,000, and increase their long-term incentive by the same amount to achieve a better balance between cash and equity, and meet our target of delivering at least 50% of compensation in the form of equity. The human resources and compensation committee did not exercise any other discretion to change the compensation outcomes.
Details of the 2024 short-term incentive calculation for each NEO are outlined on page 94.
STI Plan: Company Performance Measures — SLT Measures
The following summarizes our approach to establishing measures under our short-term incentive plan:
KINROSS WAY FORWARD	FOUR POINT PLAN	SLT MEASURES
1	2	3

Our four “Principles for Building Value” are unchanged from year to year and guide business planning:
•
Operational excellence

•
Quality over quantity

•
Disciplined capital allocation

•
Balance sheet strength

Each year we establish a Four Point Plan which outlines the key priorities for the organization for that calendar year, providing alignment and focus across the organization. It contains the same primary elements from year to year:
•
Sustainability (health, safety & environment, community relations and people)

•
Financial and operational metrics (production, cost, cash flow, capital management), and

•
Building for the future (exploration, delivering capital projects, building future cash flow)

Company performance for the CEO and the Senior Leadership Team (SLT) is assessed using a few key metrics:
•
The SLT measures focus key elements required to deliver long term shareholder value, aligned to the Kinross Way Forward and the 4PP for the year

•
They include a Relative TSR measure along with measures for safety and sustainability, operational and financial performance, balance sheet and future-oriented measures (exploration and capital projects)

Our employees are measured against the Four Point Plan and, as shown above, our senior leadership team members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy — the key areas the executives must manage each year — and then determined an appropriate metric(s) to measure company success in each area.
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These strategic areas and the metrics identified to measure each are shown below:
Key Strategic Areas and SLT Measures
Key strategic area	Rationale	Metric
Safety and sustainability
How the company acts with regard to health & safety, environment, social & governance (ESG) matters determines our ‘license to operate’, and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.

Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.
Sustainability initiatives: an assessment of performance on delivery on our key sustainability commitments including diversity, climate, human rights, and governance.

Operational and financial performance
Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company’s control that determine revenue and cash flow, namely production and cost.

Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: attributable production, all-in sustaining cost, and capital.
Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet
A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.
Attributable free cash flow per share: measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position.
Shareholder returns
Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.
Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.
Building for the future
A key responsibility of management is making capital allocation decisions for the long term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.

Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company’s organic growth agenda, reducing costs, and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary and are aligned to the priorities and deliverables for each calendar year. For example, the metric for “Building for the future” is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments/acquisitions, exploration, and other similar matters.
In addition to assessing company performance against these objectives, the board also considers the company’s performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgement is exercised in determining the final multiplier.
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2024 Performance
2024 Company Performance: SLT Measures (75% Weighting)
In early 2024, management and the human resources and compensation committee agreed to several priorities for the year:
•
Continue to focus on safety as our number one priority across the entire organization

•
Continue to advance our sustainability strategy

•
Deliver on our 2024 public guidance

•
Focus sharply on costs, margins, and cash flow in all operating decisions

•
Ensure our assets are optimized and delivering consistently

•
Continue to effectively manage and strengthen the balance sheet to pay down debt and return capital to shareholders

•
Advance and deliver key projects

•
Continue to advance exploration studies and permitting

The SLT measures noted above were appropriate to measure these priorities. In establishing the 2024 performance targets against the SLT measures, the human resources and compensation committee considered prior year targets and actual performance as well as expected 2024 performance and challenges, as described below.
Corporate Responsibility Performance Metric	The 2024 target was set in line with the 2023 target and actual result, recognizing that the company has already achieved a very high level of performance and that we want to incent maintaining or exceeding such a level, while recognizing that this, in itself, is a significant accomplishment.	20%
Sustainability initiatives	Initiatives in this category vary from year to year. For 2024, targets were based on the company’s goals for greenhouse gas (GHG) emissions reductions, diversity, and supply chain governance.	5%
Delivering against guidance	2024 targets were aligned to 2024 guidance for attributable production, all-in sustaining cost and capital, in line with the approach in 2023.	15%
Total cost	The 2024 range was similar to that in 2023, with the target aligned to the 2024 budget.	10%
Attributable free cash flow per share	2024 target was aligned to the 2024 budget. Targets were differentiated for different gold price scenarios in order to ensure that management is rewarded for factors within their control.	10%
Relative TSR	The 2024 target was set above the median of the performance group, in line with the 2023 target.	10%
Deliver targeted strategic accomplishments	As the projects/initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2024, the number of points required as a percentage of maximum points was the same as that established in 2023.	30%
The following are the targets established for each of the SLT measures for 2024, along with the performance results achieved and the rating approved. Performance on each measure, and the final company multiplier, can range from 0% to 200%, and the company multiplier determines 75% of the short-term incentive payment for senior leadership team members, as described under “2024 Short-Term Incentive” on page 94. Assessment of performance on each measure requires judgement and does not reflect a formulaic determination.
82	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Strategic Area	Measure	Weight	Threshold	Target	Maximum	Actual performance	Rating
Safety & Sustainability	Corporate Responsibility Performance Metric (CRPM): Safety, Environment & Community Metrics (see next page for details)	20%	80 points	88 points	97 points	89.9 points	115%
	Sustainability initiatives: 1. Achieve GHG reductions against business as usual (BAU) forecast through energy efficiency projects (EEP)	5%	EEP contribute to GHG reductions of 0.5% against BAU forecast	EEP contribute to GHG reductions of 1% against BAU forecast	EEP contribute to GHG reductions of 1.5% against BAU forecast	Completed 19 EEP, which contributed to GHG reductions against BAU forecast, far exceeding our maximum target	135%
	2. Diversity strategy goals		Achieve one goal in the Diversity strategy	Achieve two to three goals in the Diversity strategy	Achieve four goals in the Diversity strategy	Achieved three Diversity strategy goals
	3. Supply chain governance		Complete supplier governance initiative for 50% of suppliers	Complete supplier governance initiative for 60% of suppliers	Complete supplier governance initiative for 80% of suppliers	Completed supplier governance initiative for over 80% of suppliers
Operational and Financial Performance	Deliver against 2024 guidance on attributable production, AISC1 and capital2: Production: 2.1Moz +/−5% AISC1: $1,360 per Au eq. oz +/−5% Capital2: $1,050M +/−5%	15%	Production, AISC1, and capital2 miss guidance ranges	Production, AISC1, and capital2 are within guidance	Production and AISC1 average at the favourable end of guidance range; capital2 in line with guidance	Production: 2.13Moz AISC1: $1,388 per Au eq. oz Capital2: $1,051M	115%
	Total cost3: Manage costs (production cost before allocations, other operating cost and overhead)	10%	4% over budget	On budget	4% under budget	Total costs3 incurred were approximately 3% over budget	85%
Balance Sheet	Attributable free cash flow per share4 Achieve our budget	10%	23 cents per share below budget	On budget, with targets differentiated by gold price	14 cents per share above budget	37 cents per share above budget	200%
Shareholder Returns	Relative total shareholder returns (TSR)5 Relative ranking vs. performance peer group	10%	25th percentile	Above median	1st rank and positive absolute TSR	3rd rank with absolute returns of 69%	135%
Building for the Future	Deliver targeted strategic accomplishments: • Three-year cash flow • Great Bear project • Three-year production guidance • Advancement of key initiatives in Chile • Exploration • Succession planning In addition, bonus/penalty points could be assessed in four areas: M&A transaction; stakeholder engagement; people and organization; material change in value of asset.	30%	25% of maximum points	50% of maximum points	>85% of maximum points	63% of maximum points: Outperformed on Great Bear, exploration initiatives, future production outlook, and succession; achieved targets on Chile initiatives and three- year cash flow	135%
Total		100%					130%

1.
“Attributable AISC” reflects attributable all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio and may not be comparable to similar ratios used by other issuers. Management uses this ratio internally and believes that it provides a better understanding of the cost of sustaining attributable gold production. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121.

2.
“Attributable capital” reflects attributable capital expenditures, which is a non-GAAP measure and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a useful indicator of Kinross’ cash resources utilized for capital expenditures. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121.

3.
The total cost metric is adjusted for variances relative to budgeted material assumptions (e.g. oil and other input commodity prices, foreign exchange, etc.). In 2024, total costs, after adjusting for uncontrollable price variances, were over budget.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
4.
Attributable free cash flow per share is a non-GAAP ratio, may not be comparable to similar measures used by other issuers and, for the purpose of measuring short-term incentive performance, is calculated as attributable free cash flow divided by the number of common shares outstanding at the beginning of the period. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121. Targets for this metric were differentiated for different gold price ranges to account for the volatility in gold price.

5.
TSR was measured from December 31, 2023 to December 31, 2024, using the trailing 20-day volume weighted average share price at the start and end of the performance period. The performance peer group included the following companies: Alamos, Agnico-Eagle, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour Mining, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, and SSR Mining.

Corporate Responsibility Performance Metric (CRPM)
The CRPM is our integrated metric aligned to our Safety and Sustainability Policy. It makes up 20% of the SLT measures and incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric, as shown in the table below. Additional information on Kinross’ metrics that are aligned to our Safety and Sustainability Policy, can be found in our Sustainability Report.
First Priority	Indicator	Metric		Maximum Points	2024 Results1
Health and Safety (34 points)	Lagging Indicators	Total Reportable Injury Frequency Rate (TRIFR)	Reportable injuries	7	6.7
		Severity Rate	Lost / restricted days	10	8.7
	Proactive Drivers of Safety	Field Engagements	# of engagements completed	4	4.0
		Corrected Hazards	# of corrected hazards completed	4	4.0
		Safety Excellence Program	Percentage of total target population attending training	5	5.0
		Operational Learning Teams	Percentage of total target population attending training	4	4.0
Environment (33 points)	Lagging Indicators	Environmental incidents	# and severity of incidents	7	6.0
	Proactive Drivers of Environment	Water management	Water balance accuracy and calibration; maintenance; site water security	8	7.7
		Reclamation & Closure	Closure plan actions and reclamation costs; reclamation activities	6	5.7
		Emergency Preparedness	Completion of emergency response drills and spill response training	2	1.8
		Waste Management	Waste management plans	6	5.3
		Environmental Initiative	Implementation of a new SMART environmental initiative	4	3.5
Community Relations (33 points)	Lagging Indicators	Community incidents	# of incidents	4	3.4
		Feedback	Community and media feedback	11	8.8
	Proactive Drivers of Community Relations	Engagement	Stakeholders engaged and compliance to plan; % of employees engaged	6	5.5
		Local Contributions	Local employees/business partners; community investments, beneficiaries and outcomes	9	6.7
		Social Performance (SP) Process	# of community relations standard processes updated	3	3.0
			Maximum	Target	Result
Total Points			100	88	89.9

1.
Figures may not add up due to rounding

84	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2024 Company Performance Overview
2024 was an excellent year for Kinross. We advanced our growth projects, including releasing the Great Bear Preliminary Economic Assessment (PEA), commencing production at Manh Choh, and approving the Redbird Phase 1 Project at Bald Mountain. We achieved our production and cost guidance, delivered record attributable free cash flow, repaid $800 million of debt, and grew our margins by 37%, significantly outpacing the rise in gold price. Our exploration program yielded promising results, including the addition of 125,000 high grade ounces at Curlew and confirmation of our exploration thesis at Round Mountain Phase X with drill results showing continuous wide mineralization with strong grades. Our safety performance was strong and we continued to advance our sustainability initiatives. The following is a summary of 2024 company performance under each of our key strategic areas.
Safety & Sustainability

•
Maintained injury frequency rates that are among the lowest in the mining industry, continued the global roll out of the Safety Excellence Program, with over 12,000 employees and business partners completing the training, and rolled out the Operational Learning Teams training program to over 4,500 employees and business partners.

•
Completed 19 energy efficiency projects across the portfolio, including haul route optimization, switching from diesel generators to electricity at fuel islands and lime silos, and incorporation of electric buses, and on track to achieve 30% reduction in emissions intensity by 2030.

•
Advanced estimation of Scope 3 GHG emissions and completed outreach with the suppliers representing the majority of total spend to understand their approaches to emissions reduction.

•
Delivered strong sustainability performance throughout the year, reflected in strong external ratings as measured by MSCI, LSEG, Moody’s, and Sustainalytics, and named to the S&P 2025 Global Sustainability Yearbook for the 12th time since 2012.

•
Maintained focus on strong governance, and in The Globe and Mail’s annual Board Games governance rating, were the top scoring gold mining company, ranking in the top 10% of companies overall.

•
Produced first modern slavery statement and completed due diligence on over 80% of our suppliers, with a mitigation plan in place for high-risk suppliers identified during the assessment.

•
Maintained a high level of interactions in host communities and made approximately $13 million of monetary and in-kind social investments in host communities and corporate contributions.

•
Provided flood relief aid to communities in Mauritania and Brazil, including essential food supplies and emergency shelter.

•
Nominated seven mentors and three mentees to the 2024 International Women in Mining Resources Mentoring Program and welcomed 30 new participants to the fourth cohort of the Women at Kinross program, a six-month learning and coaching initiative.

•
Recognised as one of Toronto’s Best Employers for the 7th consecutive year

Operational & Financial Performance and Balance Sheet

•
Achieved production, cost, and capital guidance:

○
Tasiast delivered record throughput, production and cash flow in 2024, and was the highest-margin operation.

○
Paracatu delivered over 500,000 gold ounces for the 7th consecutive year.

○
Fort Knox significantly increased annual production as a result of first gold from Manh Choh in Q3 2024

2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	85

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
•
Achieved record attributable free cash flow1 of over $1.3 billion, more than double that of last year.

•
Grew margins by 37%, significantly outpacing the rise in gold price.

•
Strengthened balance sheet by repaying $800 million of  $1 billion term loan in 2024 (with the remaining $200 million repaid in early 2025).

•
Ended the year with cash and cash equivalents of  $611.5 million and total liquidity2 of approximately $2.3 billion.

Building for the Future and Shareholder Returns

•
Projects and Exploration:

○
Great Bear: Released a strong PEA, reaffirming our view of a high-quality, high-margin asset with a sizeable resource and significant exploration potential. Key permits were received for the Advanced Exploration (AEX) program and early works on AEX development, including tree clearing and earthworks, commenced.

○
Round Mountain: Exploration drilling advanced at Phase X with results showing strong grades and widths, supporting the thesis for potential bulk mining.

○
Curlew: Exploration successes led to the addition of 125,000 ounces to inferred resources at an average grade of 9.0 g/t Au.

○
Chile: Permitting work for mine life extensions at La Coipa and baseline studies to support the Environmental Impact Assessment (EIA) for the Lobo-Marte project progressed.

○
Bald Mountain: The receipt of the Juniper permit enabled the conversion of approximately 1 million ounces from resources to reserves and resulted in a decision to proceed with the Redbird Phase 1 project, which is expected to extend production at Bald Mountain into 2028.

•
The company’s three-year attributable production outlook remains strong at 2 million Au eq. oz. per year.

•
Our total shareholder return was 69% in 2024 and ranked 3rd relative to our peers.

The human resources and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 130% appropriately reflected the year.

1.
Attributable free cash flow is a non-GAAP measure and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides investors with the ability to better evaluate Kinross’ underlying performance. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121.

2.
“Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2024).

86	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Prior year performance assessments under Mr. Rollinson’s leadership as CEO were as follows:
Year	Company performance multiplier
2013	110%
2014	95%
2015	100%
2016	107%
2017	118%
2018	97%
2019	109%
2020	120%
2021	70%
2022	70%
2023	115%
2024	130%
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	87

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2024 Individual Performance: Named Executive Officers (25% Weighting)
J. Paul Rollinson — Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012.
The following summarizes Mr. Rollinson’s performance in 2024 and resulting individual performance factor as recommended by the human resources and compensation committee and approved by the board.

Objective	Accomplishments
Strategy and capital decisions
Develop and refine company strategy to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:
•
making decisions on key projects/expansion opportunities

•
making decisions on possible acquisitions

•
determining the best allocation of resources to existing mines and future projects

•
maximizing the value of existing resources

•
Oversaw repayment of  $800 million on the term loan, which strengthened the balance sheet

•
Oversaw the release of the Great Bear Preliminary Economic Assessment (PEA), which affirmed the Company’s view of Great Bear as a top-tier, high-margin asset and was well-received by the market

•
Oversaw successful commencement of production at Manh Choh, leading to a significant increase in production from Fort Knox

•
Oversaw advancement of the permitting strategy for growth projects in Chile

•
Oversaw successful advancement of development projects and exploration, with notable successes at Great Bear, Curlew, Round Mountain Phase X, and Bald Mountain Redbird Phase 1

•
Oversaw reviews of several strategic options

Leadership and culture
Successfully lead the company through challenging times, aligning the organization to current realities and company strategy:
•
consistent focus on our First Priorities

•
demonstrate leadership to the global organization through communication of company direction and challenges

•
maintain morale and continue to drive Kinross values and culture

•
Provided strong leadership to achieve operational success, including meeting production and cost guidance for the second consecutive year and delivering record attributable free cash flow

•
Supported Kinross’ safety program, including as a key sponsor of the Safety Excellence Program and the newly launched Safeground safety brand

•
Visited multiple sites in 2024, including Fort Knox for the first Manh Choh gold pour, Round Mountain for a board of directors visit, Bald Mountain, Tasiast, and La Coipa

•
Oversaw the successful recruitment and onboarding of several senior executives to further optimize Company leadership

•
Kinross recognised as one of Toronto’s Best Employers for the 7th consecutive year, with an emphasis on investment in leadership development

•
Continued to enhance leadership communications within the organization, by evolving the format for company-wide townhalls and company performance communications

88	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Objective	Accomplishments
External stakeholders
Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:
•
engaging with stakeholders regarding company strategy, direction, options, and results

•
reinforcing key messages in the market

•
maintaining and continuing to enhance credibility with stakeholders

•
identifying and seeking out new investors as appropriate

•
maintaining effective working relationships with governments, environmental groups, and related stakeholders

•
Continued to effectively manage government relations in key jurisdictions and engaged directly with a number of government officials, including meeting with the President of Mauritania following his re-election

•
Held over 260 investor meetings/events with over 350 different firms

•
Oversaw investor relations strategy, including undertaking marketing efforts in new jurisdictions

•
Maintained strong relationships with local First Nations partners in Ontario

•
Oversaw the advancement of negotiations with First Nations partners on a Project Agreement for Great Bear

•
Continued to support Kinross’ holistic sustainability strategy, further embedding it within the organization

•
Oversaw the filing of the first report under Bill S-211 (Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act)

•
Oversaw Kinross’ donations strategy

•
Oversaw publication of the 2023 Sustainability and Climate Reports

•
Kinross won numerous awards for safety and environment and continues to be highly rated on several sustainability indexes, including, MSCI, LSEG, Moody’s, and Sustainalytics

Board interaction
Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:
•
transparent communications

•
engaging the board at appropriate times for decision-making

•
Successfully recruited, onboarded, and integrated a new board member

•
Had regular communications with the board (outside of regular meetings)

•
Supported external board evaluation process

•
Collaborated with the board, as requested, on the Chair selection process

•
Aligned with the board on future strategic direction at Strategy Offsite

•
Continued leading performance on Globe and Mail’s Board Games as the top-rated gold mining company

2024 STI Individual Performance Rating: 120%
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	89

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer

Ms. Freeborough joined Kinross in August 2009, as the Vice-President, Corporate Controller. In 2013, she took on additional responsibility as Vice-President Finance, and in March 2017, she took on the role of Vice-President, Investor Relations and Corporate Development. Ms. Freeborough was appointed to the senior leadership team in the role of Senior Vice-President and Chief Financial Officer in May 2019. In 2021, she took on oversight of Investor Relations and was promoted to Executive Vice-President and Chief Financial Officer in October 2021. In 2023, Ms. Freeborough took on oversight of Supply Chain.
The following summarizes Ms. Freeborough’s performance in 2024 and resulting individual performance factor, as recommended by the CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2024 Objectives

Ms. Freeborough’s objectives for 2024 included providing leadership and oversight to Kinross’ finance, IT, investor relations, and supply chain functions; strengthening relationships with key stakeholders; managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating agency relationships; overseeing financial reporting and taxation; and enhancing overall company reporting and control processes.

2024 Accomplishments

Finance / Treasury
•
Significantly strenghtened the balance sheet, steadily improving the company’s financial position and liquidity

•
Successfully managed liquidity and capital needs, resulting in repayment of  $800 million of outstanding term loan

•
Effectively managed relationships with credit rating agencies

•
Continued evaluating and managing return of capital, through the quarterly dividend program

•
Oversaw the successful insurance renewal process

•
Oversaw the renewal of the revolving credit facility

•
Extended and increased the size of the Export Development Canada facility for Letters of Credit

Financial Reporting / Accounting / Audit
•
Established a Sustainability reporting function and a detailed project plan

•
Worked with the Sustainability team to oversee the development of a Double Materiality framework

•
Led the successful multi-year, global implementation of the OneStream financial consolidation and reporting system, across all sites and offices

Financial Planning & Analysis
•
Drove focus on costs and margins through the Cost Task Force and integration with Operations and Technical Services, optimizing the Company’s margins and free cash flow

Supply Chain
•
Oversaw a global development plan and progression of the supply chain system implementation

•
Oversaw several global sourcing initiatives resulting in cost savings

•
Established leadership for the Supply chain function

Tax
•
Actively managed and resolved various tax matters globally

Investor Relations
•
Represented Kinross as spokesperson at industry conferences, presentations, and investor interactions

•
Successfully transitioned a new leader into role

•
Increased engagement with investors significantly, including in new markets

•
Increased engagement with the analyst community

IT
•
Oversaw the first phase of implementation of Connected Mine, the global platform for operations reporting

•
Oversaw other technology transformation initiatives and advancements throughout the organization including Supply Chain, Finance, Human Resources, Corporate Development and Community Relations

•
Advanced the Company’s AI strategy, developing internal resources, and identifying and initiating several opportunities

Leadership
•
Participated in the Executive Development Program

•
Made significant changes to the finance team to improve overall structure and succession planning, and successfully integrated new team members

2024 STI Individual Performance Rating: 120%
90	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Geoffrey P. Gold, President

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, global security, global lands, and legal. In March 2024, Mr. Gold was appointed to the role of President, with a focus on overseeing strategic growth in Canada and Chile, providing strategic input to the CEO and the board, and continuing to oversee the legal function.
The following summarizes Mr. Gold’s performance in 2024 and the resulting individual performance factor, as recommended by the CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2024 Objectives

Mr. Gold’s objectives for 2024 included: providing leadership to the teams leading the Great Bear project and our portfolio of projects in Chile; driving the permitting strategy and process for Great Bear and Lobo Marte; providing leadership to corporate development and assisting with the search for a new corporate development executive; leading and executing various corporate development transactions and/or opportunities; providing leadership to the legal function, overseeing a number of governance, compliance, litigation, and regulatory matters; and providing executive support on various board and board committee governance initiatives.

2024 Accomplishments

Corporate Development / Strategy
•
Oversaw a number of reviews of strategic options

•
Assisted in the development of the corporate strategy, working with the CEO

•
Optimized Junior Equity Investment portfolio, including through five new strategic investments

Legal and Governance
•
Provided guidance, oversight, and support on various litigation, regulatory, and legal matters, including:

•
Oversight on legal aspects of Credit Facility Renewal

•
Oversight of legal aspects of Great Bear permitting and negotiations with First Nations partners

•
Settlement of litigation with the State of Washington related to the Buckhorn mine

•
Working with the CFO to resolve a number of outstanding tax matters

•
Mitigation of risks associated with legal challenges and community opposition to the Manh Choh project

•
Provided leadership and oversight on key governance matters and best practices, including disclosure and maintenance of best practices leading to Kinross being the highest ranked gold mining company in the Globe & Mail Board Games

•
Assisted the board and governance and nominating committee with board succession initiatives

Chile Growth Strategy
•
Assisted the Chile team with various strategic and compliance initiatives to support growth strategy, including water strategy, permitting, and compliance mitigation strategies

Great Bear
•
Built strong government relationships across various levels of government involved in the permitting process

•
Obtained key Advanced Exploration (AEX) permits required to begin early works

•
Worked with the Great Bear team to optimize AEX work schedule to ensure project remained on track

•
Oversaw the commencement of early works for the AEX following receipt of necessary permits

•
Received the Tailored Impact Statement Guidelines and worked with the Impact Assessment Agency of Canada on advancing the Impact Statement

•
Played key leadership role with CEO in developing positive relationships with First Nations partners, including the Chiefs and Council members

•
Oversaw and worked closely with the CEO and Great Bear team on successful mine and reclamation site visits with First Nations partners

•
Oversaw discussions with designated First Nations partners, including the finalization of a Process Agreement governing the approach to the negotiation of the Project Agreement (IBA), and the advancement of IBA negotiations

•
Strengthened relationships with peers in the Energy sector to advance power strategy at Great Bear

Leadership
•
Provided ongoing mentorship for key team members and potential successors

•
Successfully integrated new senior executives for Great Bear and Chile

•
Provided guidance and support to members of the senior leadership team

•
Assisted and supported various organizational restructuring initiatives in the Corporate Development, External Relations and Legal departments to enhance overall efficiencies and costs

2024 STI Individual Performance Rating: 120%
2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	91

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Claude J.S. Schimper, Executive Vice-President and Chief Operating Officer

Mr. Schimper joined Kinross in April 2010 as Vice-President and General Manager, Kupol. In 2014, he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines, and projects in Russia. In 2019, he took on the role of Senior Vice-President Operations, Russia and was appointed to the leadership advisory team. In 2021, Mr. Schimper was appointed to the senior leadership team as Executive Vice-President, Russia and West Africa Operations, and in 2022 he was appointed Executive Vice-President and Chief Operating Officer and took on oversight of global operations and health and safety.
The following summarizes Mr. Schimper’s performance in 2024 and the resulting individual performance factor, as recommended by the CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2024 Objectives
Mr. Schimper’s objectives for 2024 included providing leadership and oversight over all of Kinross’ global operations including maintaining strong performance on global health and safety; delivering operational cash flow and meeting guidance on production, cost and sustaining capital; progressing continuous improvement; and making certain appropriate leadership is in place at all operations.
2024 Accomplishments

First Priorities
•
Maintained injury frequency rates that are among the lowest in the mining industry

•
Continued to focus on a people-centric and progressive safety philosophy:

•
Continued the roll out of Kinross’ bespoke Safety Excellence Program globally, with over 12,000 employees and business partners completing the training across sites and offices

•
Rolled out Kinross’ Operational Learning Teams training program to over 4,500 employees and business partners with 221 facilitators trained

•
Co-created a unique brand called “Safeground” to clearly define a ‘One Kinross’ philosophy and approach for health and safety

Operations
•
Achieved guidance on production, cost and capital for the second consecutive year:

•
Tasiast delivered record throughput, production and cash flow, and was the highest-margin operation

•
Paracatu had strong full-year production, exceeding guidance midpoint, and for the seventh consecutive year, delivered more than 500,000 ounces

•
La Coipa and the U.S. sites delivered solid results

•
Ensured operations captured margin in strong gold price environment, driving significant cash flow from operations

•
Oversaw the successful commencement of operations at Manh Choh, which significantly increased production from Fort Knox

Operations (continued)
•
Drove significant improvement in reliability of plants and mobile equipment fleets through focus on maintenance, continuous improvement and people development.

•
Tasiast Mill has seen a targeted effort to improve mill reliability, leading to delivery of planned throughput

•
Led major Change Management program at La Coipa, resulting in a restructure in leadership and organizational structure leading to improved performance in Q4

•
Championed various development programs for operations employees globally including Maintenance Reliability Excellence, Kinross Artificial Intelligence Machine Learning Excellence Programs, Operational training on systems, Continuous Improvement Training as well as sponsoring rotational and cross-site exchange programs

Leadership and Organization
•
Acted as the global inclusion and diversity champion, participated in Kinross diversity events, including representing Kinross externally, and was a member of the Global Inclusion and Diversity Council

•
Advocate for Breast Cancer Awareness month and Movember, increasing participation across all sites in these initiatives

2024 STI Individual Performance Rating: 125%
92	2025 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
William D. Dunford, Senior Vice-President, Technical Services

Mr. Dunford joined Kinross more than 17 years ago, and has held increasingly senior technical and operational roles, including as the Vice-President and General Manager of Kupol prior to its sale in 2022 and as Vice-President, Mining Operations, overseeing Kinross’ Corporate Mine Planning, Geotechnical, Strategic Business Planning, Maintenance, and Business Performance Management functions. Mr. Dunford was appointed to the senior leadership team in the role of Senior Vice-President, Technical Services in September 2023 and is responsible for the leadership of our technical services disciplines, our exploration team, as well as our strategic business planning and business performance management team.
The following summarizes Mr. Dunford’s performance in 2024 and the resulting individual performance factor, as recommended by the CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2024 Objectives
Mr. Dunford’s objectives for 2024 included: providing oversight and leadership for technical services, environmental and tailings teams; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; overseeing Kinross’ annual strategic business planning cycle; overseeing Kinross’ Minex, Brownfields, and Greenfields exploration.
2024 Accomplishments

Environment and Tailings
•
No major spills or incidents

•
Enhanced governance for heap leach facilities including development of internal heap leach standards and framework for external and internal review

•
Continued to ensure strong governance of tailings facilities through internal inspections and discussion with Kinross’ Tailings Review Panel, the Engineers of Record, and the site tailings teams

Strategic Business Planning (SBP) & Business Performance Management (BPM)
•
Continued enhancing the SBP process leading to another year of consistency in the production and cost profile

•
Enhanced focus on cost trending and analysis supported holding the line on cost structure in SBP

•
Probabilistic approach to mine and production planning continued to support high confidence in mine plans and production guidance

•
BPM process drove strong collaboration between technical and operational teams and led to quick resolution of technical issues

Growth Projects Support
•
Bald Mountain: Progressed studies for Redbird pit, culminating in board approval for Redbird Phase 1

•
Tasiast: Provided strong support and economic analysis for Tasiast Fennec satellite additions

•
Round Mountain: Phase X exploration drift progressed ahead of schedule with drilling demonstrating wide, high-grade intercepts, confirming the exploration thesis

•
Curlew Basin: Targeted exploration campaign succeeded in expanding zones of wider, higher margin mineralization at the Stealth zone; mine plan optimizations have successfully reduced development intensity and enhanced project margins and value

•
La Coipa: Supported mine planning, technical studies, and environmental studies for La Coipa oxide extensions

•
Great Bear: Prepared robust Preliminary Economic Assessment (PEA) including optimized mine plan driving strong all-in sustaining cost (AISC); ensured de-risking of tailings infrastructure through the use of Viggo pit for sulphurized tailings storage; significant progress on surface geotechnical studies

Growth Projects Support (continued)
•
Chile: Lobo-Marte baseline studies initiated and on track; continued technical evaluation of the large resource at Maricunga; progressed water strategy to support future operations in Chile

Operations Support
•
Tasiast: Supported mine plan optimizations and recovery improvements

•
Paracatu: Supported reconciliation and recovery improvement efforts

•
La Coipa: Supported hydrogeological studies and improvements in ore control practices to enhance reconciliation

•
Fort Knox: Supported recovery optimization efforts and mine life extension studies

•
Manh Choh: Supported development of strong ore control procedures and commissioning of Manh Choh circuit additions at Fort Knox mill

•
Bald Mountain: Provided mine design and scheduling to support extension studies

•
Round Mountain: Provided geotechnical and metallurgy support

Exploration
•
Significant high grade resource additions at Great Bear and Curlew

•
Near mine extension opportunities progressed through Minex at Bald Mountain, Tasiast, and Fort Knox

•
Progressed greenfield opportunities in Canada, Finland, and Nevada

•
Enhanced focus on exploration target prioritization through size of prize analysis

Other
•
Enhanced support for corporate development activities through technical valuations team

•
Prepared clear marketing materials for Great Bear PEA and other technical updates

Leadership and Organization
•
Participated in the Executive Development Program

•
Enhanced team structure and accountabilities for project studies to ensure strong understanding of technical aspects and to enhance de-risking

2024 STI Individual Performance Rating: 120%
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2024 Short-Term Incentive
Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the 2024 short-term incentives. These short-term incentive payouts were recommended by the human resources and compensation committee and approved by the board.
Named Executive Officer	Title	Company results × 75% weight	+	Individual results × 25% weight	=	Total performance multiplier	2024 STI Target1	Calculated 2024 STI (US$)2	Actual 2024 STI (US$)2
J. Paul Rollinson	Chief Executive Officer	130%		120%		128%	150%	2,259,619	2,259,619
Andrea S. Freeborough	EVP & Chief Financial Officer	130%		120%		128%	90%	518,383	489,8883
Geoffrey P. Gold	President	130%		120%		128%	140%	1,116,517	977,5174
Claude J.S. Schimper	EVP & Chief Operating Officer	130%		125%		129%	90%	523,465	523,465
William D. Dunford	SVP, Technical Services	130%		120%		128%	75%	338,943	338,943

1.
Actual STI target (% of salary) for purposes of calculating STI.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

3.
Ms. Freeborough’s 2024 STI calculated on formula would have been US$518,383. However, the human resources and compensation committee decided to reduce her STI payment by C$41,000 and increase her long-term incentive by the same amount to better align to the company’s target pay mix.

4.
Mr. Gold’s 2024 STI calculated on formula would have been US$1,116,517. However, the human resources and compensation committee decided to reduce his STI payment by C$200,000 and increase his long-term incentive by the same amount to better align to the company’s target pay mix.

2025 SLT Measures
The following SLT measures and targets have been established for 2025.
Key Strategic Area	Measure	Target	Weighting
Safety & Sustainability (25%)	Corporate responsibility performance metric (leading and lagging measures for health and safety, environment, and community relations)	In line with 2024 target	20%
	Sustainability Initiatives	• Achieve GHG reductions through energy efficiency projects • Implement human rights training across the organization	5%
Operational and Financial Performance (25%)	Delivering against guidance	Aligned with 2025 annual guidance on attributable production, all-in sustaining cost, and capital expenditures	15%
	Total cost	Aligned with 2025 total cost budget (production cost before allocations, other operating costs, and overhead)	10%
Balance Sheet (10%)	Attributable free cash flow per share	Aligned with 2025 attributable free cash flow budget with targets differentiated for different gold price scenarios so that management is rewarded for factors within their control	10%
Shareholder Returns (10%)	Relative total shareholder returns (TSR)	50th percentile rank relative to the performance peer group	10%
Building for the Future (30%)	Deliver targeted strategic accomplishments	Points required as a percentage of maximum points is in line with 2024 target and is based on an assessment of key initiatives focusing on the advancement and delivery of capital projects, mine life extension, exploration, and cost optimization	30%
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Long-Term Incentive Plan

Kinross Provides Long-Term Equity Incentive Compensation with the Following Objectives:
•
Align the interests of executives with those of shareholders

•
Focus efforts on improving shareholder value and the company’s long term financial strength

•
Reward high levels of performance

•
Provide incentive for high levels of future performance

•
Provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company

Long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire and, in certain circumstances, as a result of a promotion.
In determining eligibility and target grant levels for long-term incentives, the human resources and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.
The value of an individual’s actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resources and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resources and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ long-term incentive plans: for the 2024 performance year, Restricted Share Units (RSUs) and Restricted Performance Share Units (RPSUs). The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resources and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.
Kinross believes that each element in our long-term incentive plan plays an important role:

Restricted Performance Share Units (55%)
The performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and ensure management is focused on achieving the fundamental business outcomes related to shareholder value.
In addition, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

Restricted Share Units (45%)
RSUs provide for alignment with shareholders, as the value is dependent on the stock price.
Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares.
Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to ‘time’ their share sales.

From 2008 to 2018, the committee increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs had made up 50% of the long-term incentives granted to the CEO since 2014 and to the other senior leadership team members since 2015. For the 2019 annual compensation awards, the committee removed options from the long-term incentive plan and further increased the weighting on RPSUs to 55% for the senior leadership team. We believe that by putting a greater emphasis on performance-based equity, we have created better alignment with shareholder interests, and this shift in the

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equity mix is in line with feedback we have received from shareholders. With the removal of options, the weighting on RSUs increased to 45% for the senior leadership team. For the senior leadership team, two-thirds of RSUs granted in 2025 (with respect to 2024) will be settled in equity when they vest, and the balance will be cash-settled. RPSUs granted in 2025 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. No changes were made to the equity mix for the compensation awards with respect to 2024. The weighting of the components of the annual equity award for the past five years for the SLT is as follows:
	Weightings
Component	2020	2021	2022	2023	2024
RPSUs	55%	55%	55%	55%	55%
RSUs	45%	45%	45%	45%	45%
LTI Plan: Company Performance Measures — RPSU Performance Measures
Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resources and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.
Based on the four “Principles for Building Value” in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in February 2025 (granted in 2022 with respect to 2021) and for the grants made in February 2025 (with respect to 2024) and the rationale for each is as follows:
Measure	Weighting	Rationale
Relative TSR	50%
As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross’ performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.
While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production	25%
We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive’s control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management’s control). However, two key inputs to cash flow that lie within management’s control are production and all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

All-in Sustaining Cost	25%
From 2012 to 2019, the targets for production and cost were set on an annual basis and linked to our annual public guidance. Performance relative to target was assessed each year and a vesting percent determined for that year. The vesting percentages for the three years were then averaged to determine the total vesting percent for that measure. For a number of years, we reviewed and assessed possible alternative measures, and in response to shareholder feedback and to further align executive interests with Kinross’ long-term strategy, in 2020 we moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long-term.
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2024 RPSU Grant: Performance Goals
The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The RPSUs included in 2024 compensation and granted in February 2025 will vest in February 2028 based on the schedule below:
Performance over three-year vesting period	Percent of units that will vest
	Threshold 0%	Target 100%	Maximum 200%
Relative total shareholder return (RTSR) ranking
Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Alamos, Agnico-Eagle, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour, Evolution, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, SSR Mining, S&P/TSX Gold Index. Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross’ percentile rank within that group is determined. The human resources and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.
	Below 25th percentile	50th percentile	1st rank and positive absolute TSR
Production
Target is to meet the three-year total production guidance for attributable gold equivalent ounces. Production results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. gold to silver price ratio); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	−15%	Three-year total production guidance for attributable gold equivalent ounces1	+15%2
All-in sustaining cost (AISC)
Target is to meet the expected three-year total attributable all-in sustaining cost established through Kinross’ strategic business planning process (SBP). Attributable all-in sustaining cost results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (inflation, gold price, royalties, foreign exchange rates and fuel price); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	+15%	Expected three-year total AISC as determined by the 2024 SBP3	−15%

1.
The three-year production target for the 2024 grant is aligned to Kinross’ three-year public guidance for 2025 to 2027.

2.
To achieve maximum (200%) on the production measure, attributable all-in sustaining cost must also be within +/−5% of the target range.

3.
The three-year all-in sustaining cost target for the 2024 grant is based on our strategic business plan and considers the risks and opportunities in our portfolio.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances and retains the right to modify the performance measures for future grants.
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RPSUs Vested in 2024
The RPSUs granted in 2022 with respect to 2021 (and included in 2021 compensation) vested in February 2025. To determine the vesting percent, we completed the following calculation:
1.
Assessed performance and vesting percent for each performance measure:

Relative TSR, Production and All-in Sustaining Cost per gold equivalent ounce sold (for compensation purposes): As these are all three-year measures, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for these metrics.
2.
A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resources and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2025:
Measures	Weighting	Threshold1	Target1	Maximum1	Actual performance	Score
Relative total shareholder return 3-year (2022-2024) TSR ranking vs. performance peers2	50%	9th rank	4th rank	1st and positive absolute TSR	1st rank	150%
Production (attributable gold equivalent ounces) for RPSUs3 Performance against 3-year (2022-2024) total production guidance	25%	10% below target	6.55M ounces	7% above target	6.16M ounces	80%
All-in sustaining cost per gold equivalent ounce sold (“AISC”) for RPSUs4 Performance against expected 3-year (2022-2024) weighted average AISC4 as established by the SBP	25%	10% above target	$1,087	10% below target	$1,186	58%
Weighted average						109%

1.
Performance below threshold results in 0% vesting on that component, target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Adjusted for the removal of Kirkland Lake, Newcrest and Yamana due to the acquisitions of these companies during the performance period.

3.
Attributable gold equivalent ounce production for 2022 to 2024. Production (attributable gold equivalent ounces) for RPSUs is production disclosed in Kinross’ Management’s Discussion and Analysis, adjusted for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent, and adjusted to exclude attributable production for Manh Choh and Round Mountain Phase S in 2024, as these significant new projects were not approved at the time of grant, and therefore not included in the targets for this grant. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121. No other adjustments have been made for purposes of determining the vesting of RPSUs in 2025.

4.
Three-year weighted average attributable all-in sustaining cost per equivalent ounce sold for the period 2022 to 2024. Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121. Attributable all-in sustaining cost per equivalent ounce sold for RPSUs is attributable all-in sustaining cost per equivalent ounce sold, as disclosed in Kinross’ Management’s Discussion and Analysis adjusted for variances relative to forecasted material assumptions (gold price, oil price, inflation and foreign exchange) and adjusted to exclude material project and strategic activity costs in 2024 that were not included in the targets for this grant. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 121. No other adjustments have been made for purposes of determining the vesting of RPSUs in 2025.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2024.
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To date, 14 grants of RPSUs have vested from 2012 to 2025, with vesting levels ranging from 37% to 118%. The relative total shareholder return (RTSR) measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold.
•
2012 to 2017: For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at zero. The RTSR portion vested at 50% for the RPSUs that vested in 2017.

•
2018 to 2022: Our relative TSR significantly improved, contributing to the higher vesting levels seen in those years.

•
2023 to 2024: At the end of 2022, our TSR underperformed and as a result, the RTSR portion vested at 50% for RPSUs that vested in 2023. In 2023, while our relative TSR improved, our operational challenges in 2021 and 2022 resulted in low scores on the production and cost metrics for the RPSUs that vested in 2024.

•
2025: At the end of 2024, Kinross outperformed its peers, placing first on three-year relative TSR, which led to a score of 150% on that measure and an overall score of 109% for the RPSUs that vested in 2025.

Compensation year	Year vested	RPSU Vesting %
2008	2012	37%
2009	2013	45%
2010	2014	58%
2011	2015	70%
2012	2016	67%
2013	2017	82%
2014	2018	118%
2015	2019	113%
2016	2020	115%
2017	2021	98%
2018	2022	88%
2019	2023	41%
2020	2024	63%
2021	2025	109%
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2024 Total Direct Compensation
In determining compensation for the senior leadership team, the human resources and compensation committee considers a number of factors including company performance, individual performance, compensation relative to prior years, the company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors.
Short-term Incentive (STI): Short-term incentives were calculated as per the formula using the company performance multiplier of 130% based on the performance scores outlined in “2024 Company Performance: SLT measures” starting on page 82, and the individual performance multipliers outlined under “2024 Individual Performance: Named Executive Officers” on page 88. In the case of Mr. Gold and Ms. Freeborough, a further adjustment was made to shift some STI to LTI to better align to our target pay mix of at least 50% equity. For further information on the final short-term incentive payments, see “2024 Short-Term Incentive” on page 94.
Long-term Incentive (LTI): Long-term incentives, in the form of equity, make up at least 50% of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. In determining the LTI awards for the SLT, year-over-year increases in total compensation as well as the position of compensation relative to the market were considered.
Total Direct Compensation: The total direct compensation package provided was intended to reflect excellent performance in 2024, primarily driven by the STI company performance multiplier.
Pay Mix: 83% of the CEO’s total direct compensation is at-risk (STI plus equity) and tied to company performance, with 50% in equity (LTI). At-risk pay for the other NEO’s ranges from 75% to 83% with at least 50% in equity. The equity mix includes 55% restricted performance share units (RPSUs) and 45% restricted share units (RSUs).
Named Executive Officer	Title	Total Direct Compensation (US$)	Pay Mix
			At-Risk Pay	Equity
J. Paul Rollinson	Chief Executive Officer	$6,820,208	83%	50%
Andrea S. Freeborough	EVP and Chief Financial Officer	$1,882,668	76%	50%
Geoffrey P. Gold	President	$3,205,687	80%	50%
Claude J.S. Schimper	EVP and Chief Operating Officer	$1,950,995	77%	50%
William D. Dunford	SVP, Technical Services	$1,444,827	75%	52%
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CEO Pay Mix
BENEFIT AND RETIREMENT PLANS
EMPLOYEE BENEFITS AND PERQUISITES
Benefits and Perquisites
Kinross provides a competitive benefits program to all its Canadian employees, including members of the senior leadership team, which includes: medical and dental insurance for employees and their dependents, life and accidental death & dismemberment insurance, critical illness insurance, business travel accident insurance, and income protection in case of disability.
Members of the senior leadership team receive higher levels of insurance benefits (including life, accidental death & dismemberment, critical illness, and business travel accident), home security services (tax paid by the company), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.
The benefits and perquisites offered to the senior leadership team are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see “Incremental payments on termination, retirement and death” on page 120 for further details).
In order to attract and retain global talent, including senior executives, in all of our locations worldwide, Kinross provides a benefits program which is competitive in the local market, or in the case of expatriate employees, is comparable to that offered by other companies to their expatriates. The expatriate benefits program includes medical and dental insurance for employees and their dependents, life and accidental death & dismemberment insurance, business travel accident insurance, and income protection in case of disability. In addition, Kinross provides premiums, allowances and tax benefits to employees on global assignments in accordance with the company’s Global Assignment Policy. Compensation for certain expatriate employees is determined on a ‘net’ basis to provide a net package which is competitive in a range of countries from which we source candidates, and where there are varying tax and social security costs. The company then pays the mandatory tax and/or social security obligations in the home and host countries. Mr. Dunford was on an expatriate package until November 30, 2023 and received the following additional benefits during that time period: foreign service and assignment premiums, travel benefits, bank fees, and tax benefits. These benefits are reported in the “All Other Compensation” column of the “Summary Compensation Table” on page 107.
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Employee Share Purchase Plan
Under Kinross’ Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.
RETIREMENT PLANS
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the senior leadership team (SLT). The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2024; participants who are in this plan are not eligible to participate concurrently under any other Kinross-sponsored retirement plan. Mr. Dunford became eligible and began participating in the plan on December 1, 2023.
Executive Retirement Allowance Plan
The following sets out the terms of the Executive Retirement Allowance Plan:
Company contributions
The company makes notional contributions of 15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive’s membership date, and continuing throughout the executive’s employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% notional contribution of base salary and short-term incentive target bonus accrued quarterly.
As security for all non-U.S. taxpayer members of the ERAP, the company pays for the cost of an annual letter of credit, which together with refundable tax is sufficient to cover the total accrued benefits of such non-U.S. taxpayer members under the plan.

Membership and Eligibility
Membership is determined by eligibility for the plan which is based on the nomination of one or more executives by the company. The eligible individual is required to take certain actions to complete membership.

Employee contributions	None — the company covers all contributions and costs.
Interest	Interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last business day of the prior quarter.
Vesting
For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. When a member has 96 or more months of continuous service, benefits will vest at 100% at the end of the month in which they are accrued.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. An executive, who is not a U.S. taxpayer, may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.
Other Retirement Plans
Kinross provides Canadian executives below the senior leadership team with a retirement plan to assist in saving for retirement. Company contributions equal 13% of base salary and short-term incentive target bonus. Following 60 months of continuous service at the Vice-President level, the executive receives an additional 2% of base salary and short-term incentive target bonus.
Kinross provides benefit packages which are competitive in the local markets in which we operate, and which often include retirement or other savings plans. As a former expatriate employee, Mr. Dunford participated in the International Long Term Savings Plan until November 30, 2023. Employees participating in this plan receive additional compensation (contributions) equal to 6% of salary directed into the Savings Account. In addition, if a participating employee chooses to make optional contributions, matching amounts up to an additional 4% of salary are directed into the Savings Account.
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The following is a table showing the accumulated value under all applicable retirement plans in which the NEOs participated during 2024 (sum of elements may vary slightly due to rounding)1:
Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	6,294,348	531,675	211,653	7,037,676
Andrea S. Freeborough	968,865	145,916	85,067	1,199,848
Geoffrey P. Gold	4,067,726	281,475	135,860	4,485,061
Claude J.S. Schimper	268,024	128,750	10,586	407,360
William D. Dunford	160,225	93,044	26,046	279,315

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950, with the exception of a portion of Mr. Dunford’s values which are in U.S. dollars.

SHARE PERFORMANCE AND NEO COMPENSATION
The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2024 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (gold index). The graph and the table below show what a C$100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2019 would be worth every year and at the end of the five-year period following the initial investment.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

300%
250%
200%
150%
100%
50%
0%
2019
2020
2021
2022
2023
2024
LEGEND
Kinross Gold Corp
S&P/TSX Composite Index
S&P/TSX Global Gold Index

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

Figures in table are percentages	2019	2020	2021	2022	2023	2024
Kinross Gold (TSX: K)	100.00	152.82	122.34	94.63	141.13	238.66
S&P/TSX Composite Index	100.00	105.61	132.17	124.57	139.30	169.46
S&P/TSX Global Gold Index	100.00	121.12	109.54	111.00	115.80	148.47

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For the five-year period ended December 31, 2024, Kinross has seen a total shareholder return of approximately 139%.
From 2019 to 2024, NEO compensation was determined primarily based on company operational performance, which includes the items within the control of management. Aggregate compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management (such as commodity prices, geopolitical risk, and broader market factors), as well as company performance and management decisions. The human resources and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining senior leadership team compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
•
2020 — Shareholder returns increased in 2020 with total shareholder returns of 56% and significantly outperformed the gold index and most peers. Despite the impacts of the pandemic, Kinross had an outstanding operational year and created future value through bolt-on and synergistic acquisitions and project advancement. As a result, CEO and NEO total compensation increased over 2019.

•
2021 — Shareholder returns were negative in 2021 and underperformed the gold index. In addition, safety and operational challenges significantly impacted company results. Therefore, total compensation for the CEO decreased and aggregate total compensation for the four SLT members (excluding Claude Schimper who joined the SLT in late 2021) also decreased (this decrease was offset by Mr. Schimper’s compensation increase, in part due to his promotion to the SLT, resulting in a smaller decrease in aggregate total compensation for the five NEOs over 2020).

•
2022 — Shareholder returns were low in 2022 and underperformed the gold index. Company performance was impacted by several unprecedented macro factors as well as unforeseen operational challenges. However, significant actions were taken to address and mitigate these challenges, and advancements were made in several key areas that laid the foundations for a successful future. Aggregate NEO total compensation decreased over 2021.

•
2023 — Shareholder returns were positive in 2023 and outperformed the gold index. Following a strong year operationally and solid returns to shareholders, compensation for the CEO and other NEOs increased over 2022.

•
2024 — Shareholder returns continued to significantly increase in 2024 and outperformed the gold index and most peers. Following another excellent year operationally, resulting in record free cash flow, compensation for the CEO and other NEOs increased.

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As the summary and graphs above show, the human resources and compensation committee has reduced executive compensation, as and when appropriate, to recognize operational and share price performance and their impact on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the “Summary Compensation Table” at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.
The following chart compares the values realized by the CEO to those realized by shareholders over the past six years. During this period, we have seen a depreciation of share price value followed by a steady appreciation. As a result, the values realized or realizable by the CEO during this period are lower than the compensation that was awarded in the earlier part of the period and greater than compensation awarded over the last few years, as reported in the “Summary Compensation Table”. The values realized by shareholders are significantly greater than those realized or realizable by the CEO over this time period as shown in the last two columns of this table. On average, over this period, the value of C$100 invested by shareholders at the start of each of the periods shown has returned C$217, while each C$100 awarded to the CEO has only increased to a current value of C$130.
Year1	Value as of December 31, 2024 (C$ millions)				Value of C$100
	Total direct compensation awarded (C$ millions)2	A Realized pay3	B Realizable pay4	A+B=C Current value	Period	To CEO ($)5	To shareholders ($)6
2019	8.0	6.2	0.0	6.2	12/31/2018-12/31/2024	77	303
2020	8.8	7.1	0.0	7.1	12/31/2019-12/31/2024	81	217
2021	7.8	4.9	6.3	11.2	12/31/2020-12/31/2024	145	143
2022	7.8	4.2	11.0	15.2	12/31/2021-12/31/2024	196	182
2023	8.9	4.3	9.2	13.5	12/31/2022-12/31/2024	152	242
					Average	130	217
Figures in table may not add up due to rounding
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1.
The year shown is the year for which the compensation was granted and included in the “Summary compensation table”. 2023 compensation includes short-term incentives and long-term incentives, which were awarded in February 2024 with regard to 2023 and included in 2023 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive, and long-term incentive) as reported in the “Summary compensation table” for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, and RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value).

4.
Realizable pay is the theoretical remaining value for unvested/unexercised equity (as of December 31, 2024) based on the December 31, 2024 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price as at December 31, 2024.

5.
Value of C$100 to CEO represents the actual value to the CEO for each C$100 awarded in total direct compensation for the year indicated, as of December 31, 2024. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of C$100 to shareholders represents the value of a C$100 investment in Kinross common shares made on the first day of the period indicated.

The following table shows total compensation as a percentage of operating earnings and total equity.
	Total compensation for NEOs (US$)	Total compensation for NEOs as a % of operating earnings1, 2	Total compensation for NEOs as a % of total equity2
20243	17,156,353	1.17%	0.25%
2023	17,218,337	2.05%	0.28%
Change (2023 to 2024)	−61,984	−0.88%	−0.03%
Figures may not add up due to rounding
1.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges (reversals), with the adjustments as follows:

	2024 (US$ millions)	2023 (US$ millions)
Operating earnings	1,540.3	801.4
Add back: impairment (reversals) charges	(74.1)	38.9
Operating earnings before impairment (reversals) charges	1,466.2	840.3

2.
Determined by dividing total compensation for NEOs by the operating earnings before impairment charges (reversals) or total equity as appropriate.

3.
2024 compensation paid in Canadian dollars was converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

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KEY SUMMARY TABLES
SUMMARY COMPENSATION TABLE1
The following table provides information for the year ended December 31, 2024 regarding the annual compensation paid to or earned by the company’s Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers whose total compensation exceeded $150,000 for the year 2024 (the named executive officers, or NEOs).
Compensation for the NEOs is paid in Canadian dollars, except in the case of Mr. Dunford who was paid in U.S. dollars prior to his transfer to Kinross Gold Corporation, effective December 1, 2023, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates. Figures in table may not add up due to rounding.
Name and Principal Position					Non-equity incentive
	Year	Salary	Share-based Awards2, 4	Option-based Awards3, 4	Annual Incentive Plans5	Long-term Incentive Plans	Pension Value6	All Other Compensation7	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson Chief Executive Officer	2024	1,181,500	3,379,090	0	2,259,619	n/a	531,675	300,233	7,652,117
	2023	1,187,077	3,442,524	0	2,069,966	n/a	534,185	312,030	7,545,783
	2022	1,159,131	3,315,115	0	1,251,861	n/a	521,609	296,929	6,544,645
Andrea S. Freeborough Executive Vice-President & Chief Financial Officer	2024	451,750	941,030	0	489,888	n/a	145,916	79,205	2,107,789
	2023	457,441	919,456	0	478,597	n/a	130,370	63,539	2,049,402
	2022	446,671	866,543	0	345,724	n/a	127,301	61,836	1,848,075
Geoffrey P. Gold President	2024	625,500	1,602,670	0	977,517	n/a	281,475	105,108	3,592,271
	2023	635,124	1,556,659	0	950,494	n/a	285,806	128,015	3,556,098
	2022	620,172	1,426,396	0	764,052	n/a	279,077	132,463	3,222,160
Claude J.S. Schimper Executive Vice-President & Chief Operating Officer	2024	451,750	975,780	0	523,465	n/a	128,750	97,423	2,177,169
	2023	453,660	998,052	0	479,746	n/a	129,293	156,583	2,217,334
	2022	421,588	885,960	0	398,239	n/a	120,113	859,348	2,685,248
William D. Dunford Senior Vice-President, Technical Services	2024	354,450	751,434	0	338,943	n/a	93,044	89,138	1,627,008
	2023	202,786	595,429	0	258,322	n/a	34,561	758,622	1,849,720
	2022	184,748	307,973	0	76,901	n/a	26,349	935,620	1,531,590

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table, except in the case of Mr. Dunford who was paid in U.S. dollars from January 1, 2022 until November 30, 2023, using the following U.S. dollar exchange rates for C$1.00: 2024 — 0.6950; 2023 — 0.7561; 2022 — 0.7383.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO, valued at the date of the grant, plus any one-time awards granted during the year. There were no one-time grants awarded in 2024. One-time grant values included in 2022 compensation are: for Mr. Dunford a retention grant of C$225,000 RSUs. The grant date fair value in the “Summary compensation table” for RSUs granted in 2025 (for the 2024 performance year), 2024 (for the 2023 performance year), and in 2023 (for the 2022 performance year), has been estimated using the company’s volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. In accordance with International Financial Reporting Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The grant date fair values and accounting fair values are shown in the table below:

Year	Grant Date	Grant Date Fair Value (C$)	Accounting Fair Value (C$)
2024	February 24, 2025	16.02	15.62
2023	February 26, 2024	6.79	6.73
2022	February 27, 2023	5.04	4.92
For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder
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returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:
Assumption	February 24, 2025	February 26, 2024	February 27, 2023	February 28, 2022
Share price (C$)	16.02	6.79	5.04	7.04
Kinross beta versus the peer group	1.033	1.049	1.109	1.137
Average peer group volatility	45.10%	44.40%	51.80%	47.50%
Kinross volatility	42.70%	42.10%	53.90%	52.40%
Risk-free interest rate	4.19%	4.45%	4.52%	1.76%
Dividend yield	1.09%	2.41%	3.31%	2.17%
Fair value of RPSU (C$/RPSU)	16.86	6.65	4.69	6.53
Grants made in February 2022 with respect to performance in 2021, which are not included in the “Summary compensation table”, were valued as follows: Mr. Rollinson $3,541,871, Ms. Freeborough $925,815, Mr. Gold $1,484,207, Mr. Schimper $587,656 and Mr. Dunford $116,083. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted Share Units” on page 112, and “Restricted Performance Share Units” on page 112.
3.
No options have been granted since 2019. For more information on the equity mix, see “Long-term incentive” on page 100. See the information under “Share Option Plan” on page 115 for more details regarding this plan.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs, and options. Grants are made in Canadian dollars and the number of units awarded is based on the grant date fair value in Canadian dollars. For RPSUs granted in February 2023 and February 2024 as part of the annual long-term incentive award, the number that vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For RPSUs granted in February 2025, the number that vest can range from 0% to 200% of units granted based on company performance. For 2024, RSUs made up 45% of each NEO’s annual long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled).

Executive			Share-based awards				Number of units awarded
	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options
			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2024	February 24, 2025	1,520,590	1,858,499	3,379,090	0	136,573	158,578	0
	2023	February 26, 2024	1,549,136	1,893,388	3,442,524	0	301,746	376,734	0
	2022	February 27, 2023	1,491,802	1,823,313	3,315,115	0	400,911	527,019	0
Andrea S. Freeborough	2024	February 24, 2025	423,463	517,566	941,030	0	38,034	44,162	0
	2023	February 26, 2024	413,755	505,701	919,456	0	80,593	100,621	0
	2022	February 27, 2023	389,944	476,598	866,543	0	104,796	137,759	0
Geoffrey P. Gold	2024	February 24, 2025	721,201	881,468	1,602,670	0	64,776	75,213	0
	2023	February 26, 2024	700,497	856,163	1,556,659	0	136,446	170,354	0
	2022	February 27, 2023	641,878	784,518	1,426,396	0	172,500	226,761	0
Claude J.S. Schimper	2024	February 24, 2025	439,101	536,679	975,780	0	39,439	45,793	0
	2023	February 26, 2024	449,124	548,929	998,052	0	87,483	109,223	0
	2022	February 27, 2023	398,682	487,278	885,960	0	107,143	140,846	0
William D. Dunford	2024	February 24, 2025	338,145	413,289	751,434	0	30,372	35,265	0
	2023	February 26, 2024	267,943	327,486	595,429	0	52,191	65,161	0
	2022	February 27, 2023	78,020	63,835	141,855	0	20,968	18,452	0
	2022	November 18, 2022	166,117	0	166,117	0	40,323	0	0
Figures in table may not add up due to rounding
5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2022 figure for Mr. Schimper includes a one-time performance-based cash award in the amount of C$75,000, awarded in 2021 and paid in 2022, upon achievement of specific safety and operational objectives at Tasiast. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 82 to 94 of this circular. The short-term incentive plan is described on page 79.

6.
This column includes compensatory contributions made to each SLT member’s executive retirement allowance plan. For Mr. Dunford, the 2022 and a portion of the 2023 values reflects additional compensation (contributions) made to the International Long Term Savings Account. Further details regarding the executive retirement allowance plan, Canadian retirement plan, and international long-term savings account can be found on pages 102 to 103.

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7.
This column includes incremental costs to the company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, critical illness, and business travel; and home security services (including the cost of related taxes for each SLT member), housing benefits for Mr. Dunford and administrative fees related to Mr. Schimper’s international long-term savings account (including the cost of related taxes). Further details relating to benefits and perquisites can be found beginning on page 101. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 102 as well as, for Mr. Dunford, expatriate benefits for their pre-SLT roles, including an assignment premium, a foreign service premium, bank fees, and taxes paid by the company, as outlined on page 101 (provided to Mr. Dunford until November 30, 2023). In 2024, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	80,986	34%
Andrea S. Freeborough	Benefit reimbursement plan	41,700	53%
	Security benefits	27,408	35%
Geoffrey P. Gold	Benefit reimbursement plan	41,700	40%
Claude J.S. Schimper	Benefit reimbursement plan	41,693	67%
William D. Dunford	Benefit reimbursement plan	41,029	57%
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS
The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2024:
Name	Grant date	Option-based awards				Share-based awards — As of December 31, 2024
		Number of securities underlying unexercised options	Option exercise price1	Option expiration date2	Value of unexercised in-the- money options3	Number of shares or units of shares that have not vested4	Market or payout value of share-based awards that have not vested1, 5	Market or payout value of vested share-based awards not paid out or distributed
		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	—	—	—	—	—	2,026,456	18,801,964	0
Andrea S. Freeborough	February 18, 2019	21,500	3.19	February 18, 2026	130,896	533,627	4,951,121	0
Geoffrey P. Gold	February 19, 2018	653	3.44	February 19, 2025	3,812	881,304	8,176,957	0
Claude J.S. Schimper	—	—	—	—	—	505,498	4,690,140	0
William D. Dunford	—	—	—	—	—	183,032	1,698,214	0

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2024 of C$13.35, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2024. The calculation for outstanding RPSUs granted on February 28, 2022 (for the 2021 compensation year) uses 109% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 27, 2023 and February 26, 2024 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2024 of C$13.35.

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INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR
The following provides details on the value of awards vested or earned during the year ended December 31, 2024:
Name	Option-based awards — Value vested during the year	Share-based awards1, 2 — Value vested during the year	Non-equity incentive plan compensation2 — Value earned during the year
	(US$)	(US$)	(US$)
J. Paul Rollinson	0	2,610,244	2,259,619
Andrea S. Freeborough	0	681,354	489,888
Geoffrey P. Gold	0	1,129,331	977,517
Claude J.S. Schimper	0	545,253	523,465
William D. Dunford	0	183,876	338,943

1.
Based on the common share price on the TSX on the vesting date.

2.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of C$1.00 = US$0.6950.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2024:
Name	Number of options exercised and sold	Grant price1	Share price on exercise date1	Value realized1
		(US$)	(US$)	(US$)
J. Paul Rollinson	453,050	3.19	7.21	1,823,096
Andrea S. Freeborough	19,037	3.44	7.79	82,824
Geoffrey P. Gold	0	—	—	0
Claude J.S. Schimper	0	—	—	0
William D. Dunford	0	—	—	0

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950.

ADDITIONAL EQUITY COMPENSATION PLAN INFORMATION
The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 20241:
Plan category	Number of securities to be issued upon exercise of outstanding options and RSUs2	Weighted-average exercise price of outstanding options and RSUs3 C$	Number of securities remaining available for future issuance under equity compensation plans4
Equity compensation plans approved by security holders	6,717,280	4.60	34,974,316
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	6,717,280	4.60	34,974,316

1.
This table does not include RSUs granted in early 2025 prior to the date of this circular. Numbers of RSUs include equity-settled RSUs and RPSUs which are granted under the restricted share plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 6,682,709 RSUs were outstanding as of December 31, 2024.

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4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667, under the Restricted Share Plan of 50,000,000, and under the Share Purchase Plan of 510,546.

	Restricted Share Plan		Share Option Plan		Share Purchase Plan
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum shares issuable	50,000,000	4.068	31,166,667	2.536	5,666,666	0.461
Shares issued to date	26,705,843	2.173	13,279,774	1.080	5,156,120	0.419
Shares issuable under outstanding awards	6,682,709	0.544	34,571	0.003	N/A	N/A
Shares available for future awards	16,611,448	1.351	17,852,322	1.452	510,546	0.042
Weighted average exercise price of all outstanding options under all plans:	C$4.60
Weighted average remaining term of all outstanding options under all plans:	1.11 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 2,474,723
RPSUs: 4,207,986

Shares for Issuance
	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2024	50,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	4.07%	2.54%	0.46%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding
The following table sets out the overhang, dilution percentages in respect of options under the company’s Share Option Plan for the fiscal years ended 2024, 2023, and 20221:
	2024	2023	2022
Overhang1
The total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.46%	1.47%	1.88%
Dilution1
Options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.00%	0.07%	0.59%

1.
No options were granted to employees in 2022, 2023 and 2024. Overhang and dilution reflect the options granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022.

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The following table sets out the burn rate percentages in respect of equity securities under the company’s Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2024, 2023, and 2022:
	Restricted Share Plan1			Share Option Plan2			Share Purchase Plan3
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Burn Rate
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.23%	0.32%	0.25%	0.00%	0.00%	0.81%	0.00%	0.00%	0.00%

1.
RPSUs are reflected at target (100%); RPSUs granted prior to 2025 can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No options were granted to employees in 2022, 2023, and 2024. Burn rate reflects the options granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022.

3.
No shares were issued under the Share Purchase Plan in 2022, 2023, and 2024. Common shares were purchased from the market.

Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled)
Restricted Share Units
Kinross’ long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled). In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.
Restricted Performance Share Units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.
RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined below, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:
•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the “LTI Plan: Company Performance Measures — RPSU Performance Measures” section beginning on page 96.
Automatic Securities Disposition Plan
In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for senior leadership team members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.
Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 71). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.
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In 2024, no senior executives participated in the ASDP.
Key terms under the Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled) include the following:
Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management, or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non- employee directors are not eligible to participate in this plan.
Restricted period
Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant, and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs, except in the case of annual compensation grants, which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.
RPSUs: RPSUs generally vest on the third anniversary of the grant.

Vesting
Equity-settled RSUs, including RPSUs: A performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder’s behalf.
Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs and RPSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resources and compensation committee. The human resources and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.
Change of control
All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and dividing by either:
•
for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

•
for cash-settled RSUs, the volume weighted average share price for the five trading days immediately following the dividend record date.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.
RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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Plan amendments — Restricted Share Plan
Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
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Share Option Plan
In 2019, the human resources and compensation committee decided to change the mix of equity granted to executives and remove stock options from this mix beginning with the grant in February 2020. No grants of options were made in 20221, 2023 and 2024, or with the grant of February 2025. Prior grants were granted under the Share Option Plan.
The following are some key terms under the Share Option Plan which apply to all grants of options:
Eligibility
Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant, and one-third on the third anniversary of the grant. The human resources and compensation committee reserves the right to determine when the participant’s options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.
Exercise price
The exercise price for each common share is determined by the human resources and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resources and compensation committee discretion, as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resources and compensation committee discretion, as noted below.
The human resources and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resources and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.
Change of control
All outstanding options vest and become exercisable immediately. Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

1.
9,880,094 options were granted to option holders of Great Bear in connection with the company’s acquisition of Great Bear in February 2022. These options were granted under a separate approved pool and do not impact the shares issuable under the Share Option Plan.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Share Option Plan
Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.
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Employee Share Purchase Plan
The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:
Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the company or any designated affiliate.
Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the five (5) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six-month holding period.
Contribution changes	Employees can reduce, increase, or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.
Assignment	ESPP shares are not assignable.
Termination
Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability, or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.
Plan amendments — Employee Share Purchase Plan
Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In 2024, the Employee Share Purchase Plan was amended to remove the six-month waiting period for eligibility to participate in the plan and to replace the twenty-day weighted average closing price with a 5-day weighted average closing price for the purchase price for newly-issued treasury shares. None of the amendments required shareholder approval.
EMPLOYMENT CONTRACTS
Upon hire or promotion, all members of the senior leadership team enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 77.
Compensation on Retirement or Death
Type of termination	Severance	Short-term incentive	Options1	RSUs / RPSUs1	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months’ notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years’ additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

Compensation on Termination of Employment
Among other things, the employment agreements for each of the senior leadership team members generally outline terms relating to termination of employment with the company.
The tables below outline the compensation payable to senior leadership team members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive’s employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company’s nominees for the board of directors do not constitute a majority of the board of directors.

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In 2024, the following terms applied to all named executive officers1:
Provision	Termination without cause or resignation following triggering event	Termination or triggering event following change of control
Lump sum severance payment equal to the aggregate of:
Two times for Mr. Rollinson, Ms. Freeborough, Mr. Gold, Mr. Schimper, and Mr. Dunford:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Three times for Mr. Rollinson and Mr. Gold, and two times for Ms. Freeborough, Mr. Schimper, and Mr. Dunford:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	Up to C$10,000 (up to C$25,000 for Mr. Rollinson)	Up to C$10,000 (up to C$25,000 for Mr. Rollinson)
Benefits:
Continue for two years or, alternatively, a lump sum payment in lieu of benefits equal to:
•
30% of salary for Mr. Gold;

•
20% of salary for Ms. Freeborough, Mr. Schimper, and Mr. Dunford; and

•
a lump sum payment of C$500,000 for Mr. Rollinson.

Continue for three years for Mr. Rollinson and Mr. Gold, and two years for Ms. Freeborough, Mr. Schimper, and Mr. Dunford or, alternatively, a lump sum payment in lieu of benefits equal to:
•
30% of salary for Mr. Gold;

•
20% of salary for Ms. Freeborough, Mr. Schimper, and Mr. Dunford; and

•
a lump sum payment of C$750,000 for Mr. Rollinson.

Executive retirement allowance plan (ERAP):	Lump sum equal to the present value of two years of ERAP contributions for Mr. Rollinson, Ms. Freeborough, Mr. Gold, Mr. Schimper, and Mr. Dunford.	Lump sum equal to the present value of three years of ERAP contributions for Mr. Rollinson and Mr. Gold, and two years for Ms. Freeborough, Mr. Schimper, and Mr. Dunford.
RSUs, RPSUs, and options:
Mr. Rollinson: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing two years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture2.
Mr. Gold, Ms. Freeborough, Mr. Schimper, and Mr. Dunford3: all equity which would otherwise have vested during the ensuing two years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.
All outstanding RSUs, RPSUs, and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for NEOs hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire or appointment to the senior leadership team (severance payment is reduced to 1.5 times, reimbursement for legal/financial counselling is C$3,000, benefits continue for 18 months or a lump sum payment equal to 10% of base salary in lieu, ERAP benefits cease to accrue, and any unvested RSUs, RPSUs, and options are forfeited, except in case of termination due to change of control where all outstanding RSUs, RPSUs, and options vest immediately).

2.
The RSUs, RPSUs, and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Ms. Freeborough, Mr. Schimper, and Mr. Dunford, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the senior leadership team members under his or her employment
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agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).
Incremental Payments on Termination, Retirement, and Death
The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed fiscal year.
Name	Estimated incremental value of termination as of December 31, 20241
	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation2	Death / change of control3	Termination with cause
J. Paul Rollinson	Severance payment	5,907,500	8,861,250	0	0	0
	Accelerated vesting of equity	310,573	602,302	0	602,302	0
	Benefits / ERAP	1,392,839	2,055,932	0	0	0
	Total	7,610,911	11,519,484	0	602,302	0
Andrea S. Freeborough	Severance payment	1,716,650	1,716,650	0	0	0
	Accelerated vesting of equity	0	159,296	0	159,296	0
	Benefits / ERAP	396,014	396,014	0	0	0
	Total	2,112,664	2,271,960	0	159,296	0
Geoffrey P. Gold	Severance payment	3,127,500	4,691,250	0	0	0
	Accelerated vesting of equity	0	265,897	0	265,897	0
	Benefits / ERAP	738,816	997,880	0	0	0
	Total	3,866,316	5,955,027	0	265,897	0
Claude J.S. Schimper	Severance payment	1,716,650	1,716,650	0	0	0
	Accelerated vesting of equity	0	164,690	0	164,690	0
	Benefits / ERAP	352,284	352,284	0	0	0
	Total	2,068,934	2,233,624	0	164,690	0
William D. Dunford	Severance payment	1,240,575	1,240,575	0	0	0
	Accelerated vesting of equity	0	70,831	0	70,831	0
	Benefits / ERAP	257,730	257,730	0	0	0
	Total	1,498,305	1,569,136	0	70,831	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments calculated and payable in Canadian dollars were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.6950. Totals in table may not add up due to rounding.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the “Retirement plans” section on page 102. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs, and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs, and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2024, corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement, or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs’ responsibilities following a change of control.
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Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments
Reconciliation of Non-GAAP Financial Measures and Ratios
The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.
All the non-GAAP financial measures and ratios for the year ended December 31, 2022 in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
The following sets out quantitative reconciliations against reported figures and also shows further adjustments made for compensation purposes, where applicable.
For further details see Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Attributable Free Cash Flow and Attributable Free Cash Flow per Share
Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.
Attributable free cash flow per share is a non-GAAP ratio and, for the purpose of measuring short-term incentive performance, is calculated as attributable free cash flow divided by the number of common shares outstanding at the beginning of the period.
The following table provides a reconciliation of attributable free cash flow and free cash flow per share for the period presented:
(in millions, except share and per share amounts)	Year ended December 31, 2024
Net cash flow provided from operating activities — as reported	$2,446.4
Adjusting items:
Attributable1 capital expenditures	(1,050.9)
Non-controlling interest2 cash flow from operating activities	(55.3)
Attributable1 free cash flow	$1,340.2
Common shares outstanding as of January 1, 20243	1,227,837,974
Attributable1 free cash flow per share	$1.09
See page 124 of this document for details of the footnotes referenced within the table above.
Attributable All-In Sustaining Cost per Equivalent Ounce Sold
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP financial ratio calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this ratio presented by the Company may not be comparable to similar ratios presented by other issuers. The Company believes that the all-in sustaining cost ratio complements existing ratios reported by Kinross.
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All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The Company’s production of silver is converted into gold equivalent ounces and credited to total production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost per equivalent ounce sold is calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:
	Years Ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2024	2023	2022
Production cost of sales — as reported	$2,197.1	$2,054.4	$1,805.7
Less: non-controlling interest2 production cost of sales	(40.8)	—	—
Attributable1 production cost of sales	$2,156.3	$2,054.4	$1,805.7
Adjusting items on an attributable1 basis:
General and administrative4	122.2	106.9	116.8
Other operating expense — sustaining5	4.0	23.0	28.5
Reclamation and remediation — sustaining6	71.4	63.1	42.7
Exploration and business development — sustaining7	42.5	38.3	30.6
Additions to property, plant and equipment — sustaining8	523.5	554.3	402.6
Lease payments — sustaining9	11.8	29.5	22.4
All-in Sustaining Cost — attributable1	$2,931.7	$2,869.5	$2,449.3
Gold equivalent ounces sold	2,153,212	2,179,936	1,927,818
Less: non-controlling interest2 gold equivalent ounces sold	(41,524)	—	—
Attributable1 gold equivalent ounces sold	2,111,688	2,179,936	1,927,818
Attributable1 all-in sustaining cost per equivalent ounce sold	$1,388	$1,316	$1,271
Production cost of sales per equivalent ounce sold10	$1,020	$942	$937
See page 124 of this document for details of the footnotes referenced within the table above.
Capital Expenditures and Attributable Capital Expenditures
Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.
Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross’ 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.
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The following table provides a reconciliation of the classification of capital expenditures for the periods presented:
(in millions)	Year ended December 31, 2024
Sustaining capital expenditures	$526.9
Non-sustaining capital expenditures	548.6
Additions to property, plant and equipment — per cash flow	$1,075.5
Less: Non-controlling interest2	(24.6)
Attributable1 capital expenditures	$1,050.9
See page 124 of this document for details of the footnotes referenced within the table above.
Attributable all-in sustaining cost per equivalent ounce sold for RPSUs
Attributable all-in sustaining cost per equivalent ounce sold for RPSUs is attributable all-in sustaining cost per equivalent ounce sold, as disclosed above and disclosed in Kinross’ MD&A for the year ended December 31, 2024, adjusted for variances relative to forecasted material assumptions (gold price, oil price, inflation and foreign exchange) and adjusted to exclude material project and strategic activity costs that were not included in the targets for the RPSUs granted in 2022 with respect to 2021, as follows11:
	Years Ended December 31,
	2024	2023	2022
Attributable1 all-in sustaining cost per equivalent ounce sold — as disclosed above and in the MD&A for the year-ended December 31, 2024	$1,388	$1,316	$1,271
Adjustments for compensation purposes:
Gold price	(36)	(17)	(15)
Oil price	(8)	(3)	(12)
Inflation12	(158)	(117)	(65)
Foreign exchange	46	8	4
Adjustments for major projects (Manh Choh, Round Mountain Phase S, and Tasiast Satellite open pit mining opportunities), and other strategic activities, not included in targets	(35)	(1)	(9)
Attributable1 all-in sustaining cost per equivalent ounce sold for RPSUs	$1,197	$1,186	$1,173
See page 124 of this document for details of the footnotes referenced within the table above.
Attributable gold equivalent ounces produced for RPSUs
Attributable gold equivalent ounces produced for RPSUs is attributable gold equivalent ounces produced disclosed in Kinross’ MD&A for the year ended December 31, 2024, adjusted for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent ounces, and adjusted to exclude attributable production for Manh Choh and Round Mountain Phase S in 2024 as these significant new projects were not approved at the time of grant and therefore not included in the targets for the RPSUs granted in 2022 with respect to 2021, as follows11:
	Years Ended December 31,
	2024	2023	2022
Attributable gold equivalent ounces produced — as disclosed in the MD&A for the year-ended December 31, 2024	2,128,052	2,153,020	1,957,237
Adjustment for compensation purposes:
Ratio of gold to silver price	12,727	10,824	5,907
Manh Choh and Round Mountain Phase S production	(103,260)	—	—
Attributable gold equivalent ounces produced for RPSUs	2,037,520	2,163,844	1,963,144
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1.
“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures. Attributable all-in sustaining cost per equivalent ounce sold for RPSUs excludes all costs and sales from Manh Choh.

2.
“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.

3.
Common shares outstanding as of January 1, 2024 are equal to the issued and outstanding common shares as of December 31, 2023 as reported on the consolidated balance sheet as at the date thereof.

4.
“General and administrative” expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

5.
“Other operating expense — sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

6.
“Reclamation and remediation — sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

7.
“Exploration and business development — sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.

8.
“Additions to property, plant and equipment — sustaining” is as presented on page 122 of this document and includes Kinross’ share of Manh Choh’s (70%) sustaining capital expenditures.

9.
“Lease payments — sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

10.
“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

11.
Figures in tables may not add up due rounding.

12.
Represents incremental unbudgeted inflation effects realized, and their compounding impacts, against underlying planned cost estimates forecasted in 2022.

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Governance
Kinross is committed to the highest standards of corporate governance and accountability. We closely follow the ongoing evolution of best practices and applicable laws to ensure that our approach to corporate governance delivers on our commitment.

The top ranked gold mining company for governance	Shareholder engagement program
Recognized as the highest-ranking gold mining company in The Globe and Mail’s annual corporate governance survey.	Contacted shareholders that represented, in aggregate, approximately 50% of our issued and outstanding shares.

Robust director education	Shareholder rights plan
Ongoing programs to address priorities of sustainability, climate change, risk management and cybersecurity.	Approved in 2024, the shareholder rights plan is in effect until 2027.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GOVERNANCE
Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to helping ensure that the business and affairs of the company are effectively managed so as to enhance shareholder value.
HIGHLIGHTS
Financial
•
For 2024, almost all fees paid to our auditors were for audit or audit-related services,

•
Chair of the audit and risk committee is a “financial expert”

Directors
•
2 of 10 (20%) nominees for election at the meeting are women — Kinross is committed to achieving a board composed of at least 30% women directors at, or prior to, the 2026 annual meeting

•
9 of 11 (82%) incumbent directors are independent, and 8 of 10 (80%) nominees for election at the meeting are independent

•
The board nominees include one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group

•
The board met independently of management at all of its meetings (100%) in 2024, including at all regularly scheduled and special board meetings

•
All of the board committees met independently of management at all of their respective meetings in 2024

•
Of the directors seeking re-election who were previously elected at the 2024 annual meeting, all 9 directors received 95% or more support at the 2024 meeting

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements

REGULATORY COMPLIANCE
The board, through its corporate governance and nominating committee (CGNC), monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.
Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.
Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com/about/governance.
Our board of directors
There are currently eleven members of the board, of whom 10 are independent within the meaning of National Instrument 58-101 and nine are independent within the meaning of the NYSE standards. The directors hold meetings at which the CEO and other management are not present, including at regularly scheduled and special board meetings (at least once every quarter). Mr. Rollinson is not independent as he is an executive officer of Kinross. Mr. Albino is not independent solely for the purposes of the NYSE standards, as an immediate family member is an engineer employed by an operating subsidiary of the company.
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Notwithstanding the employment relationship, the board believes that Mr. Albino is free from any relationship which could reasonably be expected to interfere with the exercise of his independent judgement.
The Chair of the board (also referred to as the Independent Chair) is an independent director who has been designated by the board to provide leadership and to enhance and help ensure, with assistance from the CGNC and the other committees of the board, the independence of the board.
The responsibilities of the Independent Chair are set out in a written position description for the Independent Chair adopted by the board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the board and include responsibilities such as:
•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board’s effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the Independent Chair is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The board has adopted performance schedules for each of its standing committees1. These performance schedules have been developed by the CGNC as a tool to help ensure:
•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet without management at each board meeting to review the business operations, corporate governance and financial results of the company. In 2024, the independent directors met without Mr. Rollinson or other members of management present at all (five) of the board meetings held during the year. All of the board committees met independently of management at all of their respective meetings in 2024.
The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under “About the Nominated Directors” on page 28.
A copy of the board mandate (charter of the board of directors) and the charters of each of the standing committees is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A.
Board Chair Succession
In February 2015, the board adopted the director service limits policy that limits the term for independent directors to 10 years. The 10-year term limit commences on the date on which the director is first appointed or elected to the board, with the potential to continue to stand for re-election for up to five additional years, for a total term not exceeding 15 years, if such director has

1.
Standing committees of the board are the audit and risk, the corporate governance and nominating, the corporate responsibility and technical and the human resources and compensation committees. It excludes the special committee of the board and the chair succession committee.

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received solid annual performance assessments and is re-elected to the board. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2025.
Ms. McLeod-Seltzer is not standing for re-election at the meeting. Accordingly, the board undertook a board chair succession planning exercise. Given the in-depth nature of this exercise, the board established the chair succession committee to help lead this process. In recommending Mr. Osborne’s appointment as board chair, the chair succession committee considered important competencies and principles such as fairness and transparency, consensus building, free and unfettered discussion, confidentiality, the importance of the chair/chief executive officer relationship and the results of the director assessment process. The selection of Mr. Osborne was unanimously approved by the board. Following the meeting, if elected, Mr. Osborne will become the new board chair.
CODE OF BUSINESS CONDUCT AND ETHICS
As part of its commitment to maintaining the highest ethical standards and complying with applicable laws, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee (CGNC) has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s Whistleblower Policy, to the Chair of the CGNC, the Chair of the audit and risk committee, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Senior Vice-President, Human Resources.
The Code was most recently amended in February 2025 to align with current best practices and applicable laws. A copy of the Code may be accessed on the company’s website at www.kinross.com or under the company’s profile on SEDAR+ at www.sedarplus.ca.
The board takes steps to help ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter and does not vote on the matter.
The board encourages adherence to an overall culture of ethical business conduct by:
•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability,

•
helping ensure adequate training is provided for proper understanding of, and compliance with the Code, and

•
helping ensure awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company’s anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.
The company’s Vice-President, Compliance provides day-to-day leadership in the design, implementation and management of the company’s global compliance program throughout the organization, which is designed to ensure the company and its representatives comply with applicable law and the Code. The Compliance function is also tasked with management of the company’s whistleblower policy, the integrity hotline, as well as a due diligence program applicable to all global suppliers. The Vice-President, Compliance reports quarterly on such matters to the board and/or its applicable committees, including the corporate governance and nominating committee and annually to the audit and risk committee.
ROLE OF THE BOARD OF DIRECTORS
The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through the standing committees of the board, comprising the audit and risk committee (ARC), corporate governance and nominating
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committee (CGNC), corporate responsibility and technical committee (CRTC) and human resources and compensation committee (HRCC) and the ad hoc special committee.
The charter of the board sets out specific responsibilities, some of which include:
•
appointing the Independent Chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.
Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.
In carrying out its mandate, the board met five times in 2024, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
•
adopted a strategic business plan proposed by management and considered possible strategic initiatives for the company,

•
reviewed and approved consolidated financial statements,

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obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

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approved the 2025 budget,

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approved the payment of dividends,

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approved renewal of the company’s revolving credit facility at more favourable terms,

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approved the selection of the new board chair, based on the recommendation of the CSC and CGNC,

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reviewed and approved amendments, as required, to the charters of the board and committees,

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reviewed director candidate profiles,

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oversaw the preparation and release of the preliminary economic assessment for the Great Bear Project

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received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

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received reports from the Chair of the CGNC on current governance practices and the company’s compliance practices, as well as reviewed recommendations to approve board committee charters, and received reports on the progress made with respect to selection of new potential nominees and appointees to the board,

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received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the company’s mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

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received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs, and

•
reviewed issues relating to the company’s material properties.

RELATED PARTY TRANSACTIONS
The code of business conduct and ethics provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.
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The board reviews “related party” (defined below) transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the company assists in identifying possible related party transactions. The audit and risk committee (ARC) has responsibility for reviewing and approving in advance any proposed related party transaction, but did not review and/or approve any related party transactions in 2024.
The ARC — with management and the company’s auditors — is responsible for the financial reporting of any transactions between the company and any related party.
When considering related party transactions, the company generally considers related parties to include (i) any director or executive officer of the company, (ii) a close family member of a director or executive officer, or (iii) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or over which the director or executive officer or a close family member has significant influence.
POSITION DESCRIPTIONS
The position description of our Independent Chair of the board is outlined above under “Our board of directors” on page 126.
The Independent Chair of the board works with the Chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the standing committee charters.
The committee charter for each of the standing committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:
•
reviewing and approving the agenda for each committee meeting,

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presiding over committee meetings,

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obtaining reports from management regarding matters relevant to their mandate, and

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reporting to the board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

Although there is no written position description for the Chair of the special committee and chair succession committee, the responsibilities of the Chairs are substantially similar to those of the Board’s standing committees.
The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which are set out in the CEO’s written position description and include:
•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross’ strategic plans,

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implementing Kinross’ business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

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ensuring that Kinross’ strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD
The current practice of the board is for the Independent Chair, with the assistance of the corporate governance and nominating committee (CGNC), to make ongoing formal and informal assessments of the performance of the board and its committees, together with that of the board Chair, the committee Chairs and each individual director. The board has a formal evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole, its committees, the Independent Chair, committee Chairs and individual directors, including via a peer review. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors. On a periodic basis, the company engages an independent, third party to conduct the annual board assessment.
The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at helping ensure that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.
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The results of the 2024 evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were then communicated to the CGNC by its Chair and to the entire board by the Independent Chair. The directors met with the Independent Chair and Chair of the CGNC, as required, to further discuss the results of the evaluations.
NOMINATING AND METHOD OF VOTING FOR DIRECTORS
The corporate governance and nominating committee (CGNC) is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.
Among the duties under its mandate, the CGNC:
•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the board when vacancies arise,

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ensures that an appropriate selection process for new board nominees is in place,

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makes recommendations to the board for the election of nominees to the board,

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continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees and potential nominees identified by external search firms.

In assessing the composition of the board, the CGNC takes into account the following considerations:
•
the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director’s personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.
Our board nomination and succession planning process led to the appointment of Mr. Albino as a director effective January 1, 2025. Mr. Albino’s background, skillset and experience will help bring valuable perspectives to the board and benefit Kinross.
For additional information on how the board considers diversity objectives in making director nominations, please see “Board diversity” on page 131.
INCLUSION AND DIVERSITY
Board diversity
Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including representation of women directors. In addition to the relevant skills and experience contained in the matrix presented above under the heading “Directors’ Skills and Experience”, the CGNC takes into account the diversity of candidates, including the representation of women on the board, when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.
In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the board.
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As set out in the board diversity policy, Kinross:
•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including representation of women directors;

•
is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

•
will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

•
will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

•
will include women candidates in the board’s evergreen list of potential board nominees; and

•
has a target of 33% women directors as members of the board.

Kinross currently has three women directors on the board. Mses. Lethbridge and McGregor are standing for re-election at this meeting and if both of the director nominees are re-elected at the meeting, two of the ten board members (20%) will be women. The CGNC specifically considers the level of representation of women on the board when identifying and nominating individuals for election as director and is committed to actively recruiting for women as it advances board succession initiatives going forward. The board is committed to adding two additional female directors prior to the 2026 annual meeting and achieving a board composed of at least 30% women directors.
Beginning in 2020, Kinross began requesting voluntary disclosure from its directors and executive officers on diversity characteristics beyond gender, including visible minorities, Indigenous peoples and persons with disabilities. As part of its commitment to diversity at the board and executive officer levels, and through the company and its subsidiaries, Kinross provides voluntary disclosure of the number and percentage of its board who are members of visible minorities, Indigenous peoples and persons with disabilities (“diverse groups”). Based on the responses received in 2024, the current board of Kinross comprises one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group. If all of the director nominees are elected at the meeting, two of the ten board members (20%) will identify as belonging to the diverse groups (one member of the Indigenous Peoples (10%) and one director who belongs to a visible minority group (10%)).
Kinross engages with professional executive search firms as part of its ongoing board succession planning initiatives and engagement letters with the search firms have included explicit instruction to include both women and members of diverse groups for consideration The CGNC continues to review the board diversity policy annually and assess its effectiveness in promoting a diverse board.
Diversity in executive officer appointments
Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written guideline on inclusion and diversity with respect to its employees. The guideline titled “The Kinross Way for Diversity, Equity & Inclusion” was most recently updated in February 2024. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The guideline interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.
Gender diversity is recognized as one aspect of diversity which the guideline seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women in executive officer or other positions. Instead, Kinross has established a framework that will help enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving inclusion and diversity in the workplace than the establishment of a target. This framework is grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2025, the representation of women in executive officer positions within Kinross and its subsidiaries was nine women, 20% (March 1, 2024: seven women, 17%), including two in the Senior Leadership Team (22%).
Kinross will strive to include female candidates for all key position openings and it specifically considers the representation of women in making appointments, including for executive officer roles. Although Kinross is committed to diversity, it has not adopted
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a specific target for the number of women in executive officer roles and in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.
In 2021, the charter of the HRCC was amended to include oversight of management’s efforts to establish an inclusive culture where diversity is valued and respected. Annually, the HRCC is apprised of gender diversity statistics and over the last six years the percentage of women in the workforce has increased and was 14.45% at the end of 2024 (2023:14%). The percentage of women in operational roles has also increased from 7% in 2016 to 10.2% in 2024 (2023: 9.5%).
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The corporate governance and nominating committee (CGNC), in conjunction with the Independent Chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.
Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.
To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:
•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company’s facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.
The following table provides details regarding various continuing education events during the fiscal year ended December 31, 2024, held for, or attended by, the company’s directors who are standing for re-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.
Date	Topic	Presented/Hosted by	Attended by
January 2024	The US Economy in 2024: If the US Sneezes, will the world catch a cold?	Deloitte LLP	Elizabeth McGregor Ave Lethbridge
	New Pillar Two Administrative Guidance: Clarity with complexity	Deloitte LLP	Elizabeth McGregor
	The future of Sustainability Reporting with ISSB Standards	Institute of Corporate Directors	Kelly Osborne
	Mining Audit Committee Roundtable	KPMG LLP	Kerry Dyte Glenn Ives
	Governance Outlook 2024: Emerging Board Matters	National Association of Corporate Directors	Glenn Ives
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Date	Topic	Presented/Hosted by	Attended by
February 2024	Director Connect: Future scenarios for AI	PwC LLP	Elizabeth McGregor
	33nd Global Metals, Mining & Critical Minerals Conference	BMO	Elizabeth McGregor
	How to Manage the Boards Expanding Oversight	Corporate Board Member	Kelly Osborne
	Generative AI: What Boards Need to Know Now	Deloitte LLP	Ave Lethbridge
	Board Oversight of ESG for NAV Canada	Institute of Corporate Directors	Ave Lethbridge
	Global Risks Report Webinar	Marsh McLennan	Ave Lethbridge
	The Evolving World Order: Geopolitical Implications for Board Directors	Deloitte LLP	Kerry Dyte
	Artificial Intelligence, A Practical Guide for Business	Wheaton Precious Metals	Glenn Ives
	Revolutionizing the Mining Industry, the impact of AI	Wheaton Precious Metals	Glenn Ives
March 2024	14th Annual Latin American Mining Update: Why it’s so hard to crack the rock — dispatches from LatAm	Fasken Martineau DuMoulin LLP	Elizabeth McGregor
	Women Driving Growth: Navigating the C-Suite event	BDO	Elizabeth McGregor
	The Future of Sustainability Reporting with ISSB Standards	Institute of Corporate Directors	Ave Lethbridge Kerry Dyte Glenn Ives
	Sustainability Disclosure Standards: How to move from ambition to action.	Ernst & Young LLP	Ave Lethbridge
	Economic Update	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	Maximizing Shareholder & Stakeholder Engagement	Competent Boards	Ave Lethbridge
	Cybersecurity, AI and Digitalization, understanding responsible use of Data	Competent Boards	Ave Lethbridge
	Stay ahead Curve: Pay Transparency in Canada, Building Employee Trust Podcast	Mercer Canada	Ave Lethbridge
	Diversity, Equity & Inclusion: A Global Perspective	Deloitte LLP	Ave Lethbridge Glenn Ives
	Tech Trends 2024	Deloitte LLP	Kerry Dyte
	Director’s Series — ESG Roundtable	Deloitte LLP	Glenn Ives
	How Directors can maximize the power of their Internal Audit Function	KPMG LLP	Glenn Ives
	The 2024 Strategy Imperative for Boards	Deloitte LLP	Glenn Ives
	Governance Landscape, Trends and Activism	Kingsdale Advisors	George Paspalas
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Date	Topic	Presented/Hosted by	Attended by
April 2024	AI’s Ethical Frontier	Institute of Corporate Directors	Kelly Osborne Ave Lethbridge
	The Future of Sustainability Reporting with ISSB Standards	Institute of Corporate Directors	Ave Lethbridge Glenn Ives
	Organizational Resilience: Why It Matters and What Boards Can Do	Institute of Corporate Directors	Kerry Dyte
	ESG Reporting Update	KPMG LLP	Glenn Ives
	Artificial Intelligence and its implications	Deloitte LLP	Glenn Ives
	Director Connect — Global Risks	PwC LLP	Glenn Ives
	Audit Committee Update	Deloitte LLP	Glenn Ives
May 2024	Board CyberSecurity Risk Management and Cyber Readiness	Kinross	Elizabeth McGregor Glenn Ives Kerry Dyte Ave Lethbridge Kelly Osborne George Paspalas Michael Lewis David Scott
	Spring Financial Reporting Developments for Public Companies	Ernst & Young LLP	Ave Lethbridge
	The role of the Board in Responsible Supply Chain	Deloitte LLP	Glenn Ives
	Sustainability and Climate-Related Reporting Standards	Wheaton Precious Metals	Glenn Ives
	Aboriginal Law — Case Law Update 2024	Cassels Brock & Blackwell LLP	Glenn Ives
	How mining and metals companies can navigate ESG tax and regulatory challenges	Ernst & Young LLP	Glenn Ives
	Boardroom Innovations from the Fortune 500	Deloitte LLP	Glenn Ives
June 2024	Trends and Insights from the 2024 Proxy Season: Navigating Modern Boardroom	Hugessen Consulting	Ave Lethbridge Glenn Ives
	ICD National Conference	Institute of Corporate Directors	Glenn Ives
	Unpacking Uncertainty: Making Sense of BC’s Recognition of Aboriginal Title to Private Lands	Cassels Brock & Blackwell LLP	Glenn Ives
	Innovation in board-level talent recruitment	Deloitte LLP	Glenn Ives
July 2024	Audit Committee Roundtable	KPMG LLP	Elizabeth McGregor Glenn Ives
	Challenges in Handling Critical Minerals	K-Mine	Elizabeth McGregor
	Greenwashing and Bill C-59	KPMG LLP	Elizabeth McGregor
	Navigating Generative AI Risks	Diligent	Ave Lethbridge
	Designing Resilient Compensation Programs	Diligent, Meridian	Ave Lethbridge
	Economic Outlooks	Deloitte LLP	Glenn Ives
	Audit Committee Update	Deloitte LLP	Glenn Ives
	Metal Commodities Update	BMO	George Paspalas
August 2024	Capital Markets Update	BMO	George Paspalas
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Date	Topic	Presented/Hosted by	Attended by
September 2024	2024 Americas Metals & Mining Forum	Ernst & Young LLP	Ave Lethbridge
	Economic Update with Stephen Poloz	Osler, Hoskin and Harcourt LLP	Ave Lethbridge
	The evolving board agenda	Deloitte LLP	Glenn Ives
	Navigating the Tensions of scaling AI Adoption	Deloitte LLP	Glenn Ives
	Risk Appetite Training Module	David Clarry, Consultant	George Paspalas
October 2024	Osler’s 10th annual Diversity Disclosure Practices report	Osler, Hoskin & Harcourt LLP	Elizabeth McGregor
	The Role of the Audit Committee in Building Trust	Deloitte LLP	Elizabeth McGregor Ave Lethbridge
	Director Connect Dinner	PwC LLP	Elizabeth McGregor
	YMP Fireside Chat	Young Mining Professionals	Elizabeth McGregor
	PwC Canada: Mining Minds Lunch	PwC LLP	Elizabeth McGregor
	Unpacking Canada’s Foreign Investment Regime for Critical Minerals	BMO	Elizabeth McGregor
	Insights on Board Composition and Director Recruitment Trends	Spencer Stuart	Kelly Osborne
	Human Resources & Compensation Committee Effectiveness	Institute of Corporate Directors	Ave Lethbridge
	Geopolitics and the US Election: What Boards Need to Know	Deloitte LLP	Ave Lethbridge
	2024 Directors Summit	National Association of Corporate Directors	Glenn Ives
	2024 CEO/Director Symposium — Navigating the tensions of scaling AI: Perspectives from the executive suite to the boardroom	Deloitte LLP	Glenn Ives
	Technology Leadership in the Boardroom	National Association of Corporate Directors	Glenn Ives
	Executive Compensation and CEO Succession	Hugessen Consulting	Glenn Ives
	CPAB Small/Mid-size Reporting Issuers	Canadian Public Accountability Board	Glenn Ives
	Current AI Landscape from a Global Perspective	Heidrick & Struggles	Glenn Ives
	GenAI, current developments	PwC LLP	Glenn Ives
	Anti-Bribery & Corruption Training	Blake, Cassels & Graydon LLP
November 2024	The Board’s Role in the Climate Challenge: COP29	Deloitte LLP	Elizabeth McGregor Ave Lethbridge Glenn Ives
	Q4 2024 Sustainability reporting update	KPMG LLP	Elizabeth McGregor
	Oversight of Cybersecurity in an Era of Digital Acceleration	Institute of Corporate Directors	Ave Lethbridge
	Board Oversight of Strategy	Institute of Corporate Directors	Ave Lethbridge
	Talent Acquisition	Korn Ferry	Glenn Ives
	Operational Resilience	PwC LLP	Glenn Ives
	Navigating the Board-CEO Partnership	Deloitte LLP	Glenn Ives
December 2024	Ethical Dilemmas: The Thick Grey Line	CPABC	Elizabeth McGregor
	Anti-Money Laundering and Anti-Terrorist Financing Foundations for CPAs	CPABC	Elizabeth McGregor
	The Complexities of CEO Performance and Succession	Institute of Corporate Directors	Kelly Osborne
	Cyber — 2025 Common Threats	Wheaton Precious Metals	Glenn Ives
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BOARD TERM AND RENEWAL
In February 2015, the board adopted director service limits in order to assist with appropriate board renewal and succession planning for directors. These are part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2025. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.
Under these service limits, an independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee (CGNC), a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. The term limit applies notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service. If all nominees are elected, following the meeting, the average tenure of directors will be 6 years.
As of the date of the 2025 annual meeting, Ms. Lethbridge and Mr. Osborne will each have reached their 10-year tenure. After considering their skills and expertise, the CGNC recommended a one-time term limit extension to the board. The board reviewed the CGNC’s recommendation and determined that the continued service of Ms. Lethbridge and Mr. Osborne would be in the best interest of the company. Consequently, the board approved a two-year term extension for Ms. Lethbridge and a five-year term extension for Mr. Osborne.
CLIMATE CHANGE
Kinross has a strong governance framework regarding climate change. At the board level, the board has overall responsibility for sustainability matters and the CRTC is responsible for sustainability oversight, which includes oversight of climate change-related risks and opportunities. The CRTC reviewed key policies, management systems, work plans, goals, policies and programs with a particular focus on the assessment and mitigation of health, safety, environmental, climate change, social, geological, mining, metallurgical and other technical risks. The Board also reviewed our progress towards our GHG emission reduction targets and the corporate responsibility and technical committee (CRTC) received input on risks and materiality from the audit and risk committee (ARC).
The Sustainability Executive Committee continues to enhance and broaden management’s role in the governance of sustainability, including climate change and in 2024 was comprised of the senior leaders responsible for sustainability, government relations and human resources across the company. The Sustainability Executive Committee reports to the senior leadership team and the board of directors. The Sustainability Executive Committee’s mandate is to lead the development of a holistic sustainability strategy, which builds upon our strong sustainability record and extends beyond our First Priorities. Kinross’ cross-functional sustainability steering committee also supports the development of sustainability and climate strategy by contributing specific perspectives relating to their function and areas of expertise.
Kinross’ consolidated key risks, including climate-related risks and opportunities, as well as any emerging risks, are reviewed and validated by the Executive Risk Management Committee (comprised of senior management leading the corporate functions and Corporate Enterprise Risk Management (ERM)) on a quarterly basis. The Corporate ERM provides a summary of the consolidated key risks for review and discussion with the senior leadership team. Kinross’ key risks are presented to the ARC quarterly. The ARC also reviews the effectiveness of the ERM program. In addition, other board committees including the CRTC review Kinross’ Key Risk Profile quarterly. A summary of Kinross’ key risks is also provided to the full board via the Chief Financial Officer’s quarterly report as well as through the update from the Chair of the ARC. The Kinross Internal Audit Group, through independent support, provides assurance to the ARC on the adequacy and effectiveness of the organization’s management of risk by monitoring and evaluating the effectiveness of the organization’s risk management processes and mitigation activities.
In August 2024, Kinross released its 2023 Climate Report. The Climate Report contains disclosure in alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures. The 2023 Climate Report is available on our website at www.kinross.com.
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ADDITIONAL GOVERNANCE INFORMATION
About shareholder engagement
Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company’s website at www.kinross.com. During 2024, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Shareholder engagement and say on pay” on page 61.
Feedback to the board of directors
Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).
Interest of certain persons in matters to be acted upon
No (a) director or executive officer of the company who has held such position at any time since January 1, 2024, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.
Interest of informed persons in material transactions
Since January 1, 2024, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.
Indebtedness of directors and officers
To the knowledge of the company, as at March 10, 2025 and during the fiscal year ended December 31, 2024 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Directors’ and Officers’ Insurance
The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2025, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of  $10 million for each loss (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2024 was $2.6 million (2023: $3.2 million and 2022: $3.5 million), no part of which is or was payable by the directors or officers of the company.
The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Evaluation of Auditors and Auditor Independence
The audit and risk committee (ARC) performs an annual evaluation of the company’s auditors, and a more comprehensive evaluation every five years, following the guidelines issued by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board. The evaluations consider factors such as the independence, objectivity, and professional skepticism of the auditors, the quality and value of the services provided by the engagement team, and the quality of the communications and the interactions with the auditors. In addition, the benefits of the long tenure of the auditors are evaluated considering the controls in place to safeguard auditor independence.
In keeping with the company’s commitment to the highest standards of corporate governance, the company conducted a competitive tender process in 2023 for external audit services in respect of the year ended December 31, 2025. The tender process was led by the ARC in conjunction with management, with an established timetable, procedures, and evaluation criteria. The tender process was designed to facilitate a fair and robust evaluation of the invited audit services firms, which included KPMG, and included meetings with each of the ARC members and select members of management, written proposals, in-person presentations, and access to a data room containing information relevant to the tender process. The audit services firms were evaluated based on various criteria including industry experience and expertise, global network, audit approach, audit quality and independence, and technology and innovation. Following a thorough review and evaluation by the ARC and members of management, the ARC selected KPMG to act as the external auditors of the company and has approved the re-appointment of KPMG for the external audit in respect of the year ended December 31, 2025.
To help ensure the continued independence of our auditors, KPMG LLP regularly rotates its partners to mitigate institutional familiarity in accordance with SEC rules on auditor independence, which limit the number of consecutive years an individual partner may provide service to the company. These rules require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. Since 2005, the year of KPMG’s appointment as the company’s auditors, there have been four changes in lead audit engagement partner, with the most recent change occurring following the December 31, 2024 year-end.
In addition, the Audit and Risk Committee Charter requires setting clear hiring policies for partners, employees or former partners and former employees of the auditors.
Additional information
Additional information relating to the company can be found under its profile on SEDAR+ at www.sedarplus.ca and on the company’s web site at www.kinross.com. Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024 and can also be found under the company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders may also contact the Senior Vice-President, Investor Relations and Communications of the company by phone at (416) 365-5123 or by e-mail at info@kinross.com to request copies of these documents.
Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.
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Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the headings “Letter to shareholders from the Chair of the board”, “Executive Summary”, “Climate Change”, “Letter to shareholders from Chair of the human resource and compensation committee”, “2024 Company Performance Overview”, “2025 SLT Measures” and “2024 RPSU Grant: Performance Goals” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our forecasts for cash flow and free cash flow; the declaration, payment and sustainability of the company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the company’s ESG or Climate Change strategy; the schedules budgets, and forecast economics for the company’s development projects; budgets for and future prospects for exploration, development and operation at the company’s operations and projects, including the Great Bear project; potential mine life extensions at the company’s operations; the company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “goal”, "guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “progress”, “prospect”, “target”, “upside”, “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) and Annual Information Form, each for the year ended December 31, 2024. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected
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formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this circular are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2024, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
APPENDIX A
CHARTER OF THE BOARD OF DIRECTORS
I.
Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of the business and affairs of Kinross including the supervision and coaching of management. Kinross’ Board of Directors must act in the best interests of Kinross.
II.
Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.
III.
Responsibilities

The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance, environmental, social and governance (ESG) matters, and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•
Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

•
Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

•
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental and social compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

•
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•
With the assistance of the Human Resources and Compensation Committee:

–
Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

–
Reviewing succession plans for the CEO and other executive officers.

•
With the assistance of the Corporate Governance and Nominating Committee:

–
Developing Kinross’ approach to corporate governance.

–
Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

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–
Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

–
Overseeing an appropriate selection process for new nominees to the Board of Directors.

–
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

–
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•
With the assistance of the Audit and Risk Committee:

–
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

–
Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–
Assessing the independence of the auditors.

–
Identifying the principal financial and controls risks facing Kinross and reviewing management’s systems and practices for managing these risks.

–
Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–
Without limiting the Board of Directors’ overall responsibility to oversee the management of the principal business risks, identifying the principal business risks (including political risks) facing Kinross (other than environmental, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management’s systems and processes for managing such risks.

•
With the assistance of the Corporate Responsibility and Technical Committee:

–
Overseeing the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

–
Overseeing management’s performance on safety, health, environmental stewardship and corporate responsibility.

–
Providing oversight to the overall process relating to:

a.
the reporting on the quantity and quality of Kinross’ mineral reserves and resources.

b.
the material exploration, operating, development and technical activities;

c.
identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

d.
the review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee

e.
the identification of sustainability risks and opportunities related to the company’s business, the establishment of sustainability and ESG objectives and performance against such objectives.

•
With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

•
Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

•
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

•
The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•
Reviewing major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

•
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•
Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
SCHEDULE “A”
Independence Requirements of National Instrument 52-110 — Audit Committees (“NI 52-110”)
A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement.
The following individuals are considered to have a material relationship with the Company:
(a)
an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)
an individual who:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm; or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)
is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.
The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a)
an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

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(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules
A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.
In addition:
(a)
A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of  $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.
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